           As filed with the Securities and Exchange Commission on July 14, 1999
                                                 Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -----------------------

                    UNITED FINANCIAL BANKING COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

            Virginia                                           54-1201253
   (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                        Identification Number)

                              8399 Leesburg Pike
                             Vienna, Virginia 22182
                                 (703) 734-0070
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Harold C. Rauner
                      President and Chief Executive Officer
                    United Financial Banking Companies, Inc.
                               8399 Leesburg Pike
                             Vienna, Virginia 22182
                                 (703) 734-0070
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             David H. Baris, Esquire
                             Noel M. Gruber, Esquire
                         Kennedy, Baris & Lundy, L.L.P.
                          4719 Hampden Lane, Suite 300
                            Bethesda, Maryland 20814

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
================================================================================
 Title of Shares to be        Proposed Maximum              Amount of
      Registered          Aggregate Offering Price      Registration Fee
--------------------------------------------------------------------------------
Common Stock                     $1,683,000                $467.88 (1)
================================================================================

(1)  Registration fee calculated in accordance with Rules 457(c).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus


                         170,000 Shares of Common Stock
                        Minimum Subscription - 100 Shares

                    UNITED FINANCIAL BANKING COMPANIES, INC.

         United Financial Banking Companies, Inc. is offering 170,000 newly issued shares of its common stock, through the efforts of its directors and officers, with the limited assistance of Mr. Brian L. Slagle, a registered securities agent, in order to comply with the securities laws of the jurisdictions in which the common stock will be offered. UFBC may also sell up to an additional 17,000 shares of common stock if the number of shares subscribed for exceeds the number of shares offered. UFBC is the holding company for The Business Bank, Vienna, Virginia.

                                -----------------


Shares of UFBC's common stock are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in common stock involves investment risks.

                                -----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                               ------------------

Consider carefully the "Risk Factors" beginning on page of this prospectus.


                                                                 Per share               Total
                                                              ----------------      -----------------
           Price to public                                         $9.00               $1,530,000
           Underwriting discounts and commissions                  None                   None
           Net proceeds of the offering (before expenses)          $9.00               $1,530,000




                The date of this prospectus is ___________, 1999

                                     SUMMARY

         This summary presents selected information from this prospectus. You should carefully read this entire document and the documents to which the prospectus refers in order to understand this offering. See "Additional Information" (page ). Items in this summary include page references that direct you to more complete descriptions in this document of the topics discussed.

                                  The Offering

         United Financial Banking Companies, Inc. is offering to sell up to 170,000 newly issued shares of its common stock in this offering at a price of $9.00 per share. After the offering, there will be 1,001,590 shares of common stock outstanding, if all shares are sold (or 1,018,590 if the oversubscription shares are sold). The net proceeds of the offering to UFBC will be approximately $1,480,800, if all shares are sold (or $1,633,800 if the oversubscription shares are sold), after deduction of estimated expenses of the offering.

         The offering will run until November 24, 1999, or such later date as the Board of Directors may determine, but not later than December 24, 1999. The minimum number of shares which may be subscribed for by any person is 100 shares. To subscribe for shares, you should complete the order form accompanying this prospectus and submit it, along with payment in full for the shares, to Mr. Brian L. Slagle, the subscription agent for the offering, prior to the expiration of the offering. You should carefully follow the instructions contained in this prospectus under the caption "The Offering" (page ) and those included on the order form.

         UFBC intends to use the net proceeds from the offering for general corporate purposes, which will include a contribution to The Business Bank, its subsidiary bank, for use in its lending and investment activities. Pending such investment, the net proceeds may be invested in a variety of short-term, interest-bearing assets including federal funds transactions, interest-bearing deposits in other banks, and similar investments.

                            Reasons for the Offering

         UFBC is selling additional shares of common stock in order to obtain additional capital for use in expanding its core banking business. UFBC believes that expanding the scale of The Business Bank's operations and size is the best strategy for profitable and independent operations in the future. The offering will enable The Business Bank to establish additional branch locations and expand into desirable market areas. UFBC will use $1,000,000 of the proceeds of the offering for an immediate contribution to The Business Bank, which will use the contribution to expand its lending and investing operations. See "Use of Proceeds" (page ).

                    United Financial Banking Companies, Inc.

United Financial Banking Companies, Inc. (page    )
8399 Leesburg Pike
Vienna, Virginia  22182
(703)-734-0070

         UFBC is a one-bank holding company headquartered in Vienna, Virginia. It provides commercial and consumer banking services through its banking subsidiary, The Business Bank. UFBC was organized in 1982 to be the holding company for The Business Bank, and acquired all of the stock of the Bank in July 1983. The Business Bank was chartered under Virginia law in 1980 and began full scale operations in 1982. At March 31, 1999, UFBC had total assets of $53.3 million, deposits of $47.8 million, and shareholders' equity of $5.2 million. See "Recent Developments" (page ). Shareholders' equity in 1998 increased as a result of the sale in a private placement transaction of 269,950 shares of common stock.

         The Business Bank, UFBC's primary subsidiary, conducts a general commercial banking business and specializes in offering banking services to businesses and professionals. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts; business and commercial loans; and collections processing. The Business Bank is an insured state non-member bank and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

        The Business Bank markets its services to professionals and small and medium sized businesses in its service area of Northern Virginia and surrounding communities, through its main office in Vienna, Virginia and one branch office located in McLean, Virginia, which opened in June 1999. The bank believes that professionals and small businesses represent a profitable market segment whose needs have not been met by many retail banks. In order to fully meet the banking needs of its business and professional customer base, and to remain competitive in the current market, the services offered by The Business Bank also include products such as consumer installment and mortgage loans. The Business Bank expects that this expanded product line will help it maintain its core accounts and enable it to diversify asset growth.

         The Business Bank intends to establish additional branches in the communities surrounding its main office in Tysons Corner, as a means of enhancing the attractiveness of its services to professionals and businesses in the Northern Virginia area, and of expanding its consumer oriented retail banking business. We cannot be certain as to when or if suitable locations will be found, whether regulatory approval for additional branches will be obtained, or if such additional branches will be profitable.

History of Operating Losses

         Beginning in 1990 and continuing through 1996, UFBC experienced a consistent pattern of operating losses. These losses resulted primarily from high levels of non-performing assets, and related provisions for loan losses and charge-offs resulting from defaulted real estate acquisition, development and construction loans and investments. As a result of the substantial economic downturn in the Northern Virginia real estate related markets in the late 1980's and early 1990's, a significant portion of UFBC's and The Business Bank's loan portfolios became non-performing. Since that time, UFBC and The Business Bank have reduced their exposure to these types of loans.

         The Business Bank has recorded operating profits in every quarter since June 1996. UFBC had consolidated earnings of $16,299 in 1997 (before accrued dividends of $117,250 to the then outstanding class of preferred stock) and $113,233 in 1998. UFBC had consolidated earnings of $107,768 in the first three months of 1999. At December 31, 1998, the level of nonperforming assets had been reduced to $1,859,776, representing 3.35% of UFBC's total assets, and at March 31, 1999, the level of nonperforming assets was $1,745,679, or 3.28% of total assets.

Tax Effect of Net Operating Loss Carryforwards

         As a result of the operating losses accumulated between 1990 and 1996, UFBC had a net operating loss carryforward of $6,403,759 at December 31, 1998, which can be used to offset tax liabilities in future years. The ability to use the net operating loss carryforwards may be limited if an "ownership change" of the company occurs for tax purposes. See "Risk Factors -Limitation of Net Operating Loss Carryforwards" (page ) and "United Financial Banking Companies, Inc. Limitation of Net Operating Loss Carryforwards" (page ).

                                  RISK FACTORS

         You should carefully consider the risk factors listed below. These risk factors may cause UFBC's future earnings to be less or its financial condition to be less favorable than it expects. You should read this section together with the other information in this prospectus and the documents that are incorporated into the prospectus by reference.

No Active Public Market for the Common Stock

         Shareholders may not be able to easily sell their common stock.

         There is currently no active public trading market for the common stock. While one market maker currently indicates a willingness to make a market in the common stock, and a second has applied for authority to act as a market maker in the common stock, the common stock trades on an infrequent basis. There can be no assurance that prices quoted for the common stock in such market currently, or in the future, will accurately reflect the value of the common stock. Because it does not currently meet the listing requirements of any exchange or Nasdaq, there are no current plans to obtain trading privileges for the common stock. There can be no assurance that an active market will develop for the common stock following completion of the offering, or, if such a market develops, that it will continue, or that the price of the common stock will be higher or lower than the offering price. See "Market for Common Stock and Dividends."

History of Operating Losses

         The Company has only recently resumed profitable operations.

         Commencing in 1990 and continuing through 1996, UFBC experienced a consistent pattern of operating losses. These losses, over $12.5 million in all, resulted primarily from high levels of non-performing assets, and related provisions for loan losses and charge-offs resulting from defaulted real estate acquisition, development and construction loans and investments. As a result of the substantial economic downturn in the Northern Virginia real estate related market in the late 1980's and early 1990's, a significant portion of UFBC's and The Business Bank's loan portfolios became non-performing. Although UFBC and The Business Bank have reduced their exposure to these types of loans, they cannot be sure that adverse changes in economic conditions will not cause them to have losses in the future. See "Risk Factors Asset Quality" (page ) and "- Competition" (page ).

Substantial Ownership Concentration

         At least 47% of the common stock outstanding after the offering will be owned by directors of UFBC and The Business Bank.

         Members of the Boards of Directors of UFBC and The Business Bank and their immediate families collectively will own at least 47% of the outstanding shares of the common stock after the offering, even if they do not buy any shares in the offering. As a result of this ownership, they can exert significant influence over the election of UFBC's Board of Directors and other corporate actions requiring shareholder approval. This may increase the likelihood that current management will continue to have effective control of UFBC. It is expected that some of these persons will purchase additional shares in the offering. See "Beneficial Ownership of Securities" (page ).

Possible Limitation of Tax Benefits.

         Purchase of common stock by people who are not currently holders of the common stock, or by current holders whose acquisition would increase their equity ownership in the company above certain levels during a specified period, could result in an "ownership change" for federal income tax purposes. If an "ownership change" occurs, an annual limitation would be imposed on UFBC's ability to deduct (i) its net operating loss carryforwards ($6,403,759 from its 1996 and prior taxable years) and (ii) certain built in losses which have not yet been recognized for tax purposes if certain threshold limitations on the amount of such unrecognized losses were exceeded. Although UFBC does not anticipate that the offering will result in an "ownership change," there can be no assurance that an "ownership change" will not occur as a result of the offering, or in the future as a result of the cumulative effect of the offering and other acquisitions and transfers of common stock. See "United Financial Banking Companies, Inc. - Certain Federal Tax Issues, Net Operating Loss Carryforwards" (page ).

Dilution

         If all of the shares being offered are sold, then pro forma book value per share at March 31, 1999, after giving effect to completion of the offering, will increase to $6.64 per share. The post-offering book value is less than the offering price of $9.00 per share, and accordingly, investors in the offering will experience dilution of $2.36, or 26.22%, per share, calculated on the basis of the difference between the offering price and book value. See "Capitalization" (page ).

Discretion of Management in Allocating Proceeds

         The Boards of Directors of UFBC and The Business will have substantial discretion in the use of the proceeds of the offering among the purposes indicated, subject to the requirements of safe and sound banking practices.

Delay in Closing of the Offering and Loss of Use of Funds

         UFBC reserves the right to extend the period for the offering from November 24, 1999 to as late as December 24, 1999, or to terminate the offering in its entirety at any time prior to delivery of shares of common stock pursuant to the offering. A period of time may elapse between the submission of an order form and receipt of certificates for Common Stock. No interest will be paid on funds delivered to the subscription agent for the offering, even if the offering is terminated

Credit Risk

         Loan charge-offs or problem loans could be higher than expected, which would adversely affect income and financial condition.

         The loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to its total loans and total assets. Commercial and commercial real estate loans are generally viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans are also typically larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses, which would reduce operating income; and an increase in loan charge-offs.

         At any time, there are loans included in the loan portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. UFBC and The Business Bank have procedures that they use to help identify potential problem loans at a time when they can be worked out with minimal loss. However, UFBC and The Business Bank cannot be sure that they will be able to identify deteriorating loans before they become nonperforming assets, or that they will be able to limit losses on those loans that are identified.

Local Economic Conditions

         Changes in local economic conditions could reduce UFBC's income and growth, and could lead to higher levels of problem loans and charge-offs.

         UFBC makes loans, and most of its assets are located, in the Northern Virginia portion of the metropolitan Washington D.C. market. Adverse changes in economic conditions in that area could hurt its ability to collect loans, could reduce the demand for loans, and otherwise could negatively affect UFBC's performance and financial condition.

Loan Portfolio Concentration

         Adverse changes in the real estate market could lead to higher levels of problem loans and charge-offs.

         UFBC has a substantial amount of commercial real estate loans and loans to individuals and businesses involved in the construction industry. At March 31, 1999, 28% of UFBC's loans were commercial real estate loans and 13% involved loans to individuals and businesses in the construction industry. Additionally, 13% of UFBC's loans are to purchasers in a single development being operated by the company in resolution of a piece of REO. These concentrations expose UFBC and the Bank to the risk that adverse developments in the real estate market could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In each case, however, the concentrations are spread among a large number of borrowers with relatively low loan balances. UFBC does not have any concentrations of loans to a single individual or business or related group of more than 2.1% of total loans.

Interest Rate Risk

         Changes in interest rates may adversely
affect earnings and financial condition.

         UFBC's net income depends to a great extent upon the level of its net interest income. Changes in interest rates can increase or reduce net interest income and net income. Net interest income is the difference between the interest income UFBC earns on its loans, investments and other interest-earning assets, and the interest it pays on its interest-bearing liabilities, such as deposits and borrowings. Because different types of assets and liabilities owned by UFBC may react differently, and at different times, to changes in market interest rates, net interest income is affected by changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

         Changes in market interest rates are affected by many factors beyond the company's control, including inflation, unemployment, money supply, international events, and events in world financial markets. UFBC attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations.

Provisions that Could Discourage Acquisitions of the Company

         Virginia law and UFBC's Articles of Incorporation contain provisions that could prevent a takeover.

         The Virginia Stock Corporation Law includes provisions that make an acquisition of UFBC more difficult. These provisions may prevent a future takeover attempt in which shareholders of the Company otherwise might receive a substantial premium for their shares over then-current market prices.

         These provisions include supermajority vote requirements for the approval of certain business combinations and limitations on the voting of certain acquirors of substantial blocks of the common stock. The Articles of Incorporation also authorize the issuance of additional shares without shareholder approval on terms or in circumstances that could deter a future takeover attempt. See "Description of the Capital Stock" (page ).

Dividend Restrictions

         The ability to pay dividends is limited by law.

         UFBC's ability to pay dividends on the common stock largely depends on its receipt of dividends from The Business Bank. The amount of dividends that The Business Bank may pay is limited by state and federal laws and regulations. UFBC and The Business Bank may decide, and they presently intend, to limit the payment of dividends even where they have the legal ability to pay them, in order to retain earnings for use in expansion activities. See "Market for Common Stock and Dividends" (page ).

Competition

         UFBC competes with others for its business.

         UFBC competes for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings and loan associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources. In addition, non-depository institution competitors are generally not subject to the extensive regulations applicable to UFBC and The Business Bank. The differences in resources and regulations may make it harder for UFBC and The Business Bank to compete profitably, reduce the rates that they can earn on loans and investments, increase the rates they must offer on deposits and other funds, and adversely affect UFBC's overall financial condition and earnings.

Year 2000 Risk

         The year 2000 problem could have material adverse effects on UFBC and its customers.

         Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results after December 31, 1999. The year 2000 ("Y2K") issue affects the entire banking industry because of the industry's reliance on computers and other equipment that use computer chips, and may have significant effects on banking customers, bank regulators, and the general economy.

We have developed a Y2K plan to prevent or limit adverse effects of the Y2K issue on UFBC and its customers. Although we have substantially completed our Y2K compliance programs and testing, we cannot be certain that all necessary steps have been taken, or that unforeseen events with respect to our internal systems, the systems of our data processing suppliers or our customers will not result in Y2K problems. Although we believe that total expenditures will be less than $200,000, Y2K compliance may cost more than estimated, and may cause a decrease in net income.

         UFBC believes it will be able to successfully complete the implementation of its Y2K plan. The belief that UFBC and its principal suppliers of software and data processing services will achieve Y2K compliance is based on assumptions that may not prove accurate, and on statements made by its data processing suppliers and other third parties, and is therefore subject to uncertainty. Although we have undertaken a customer awareness program, customer concerns about the Y2K issue may adversely impact UFBC. The actual effects on individual customers, on governmental authorities that regulate UFBC and The Business Bank, the financial markets and economy in general, and any resulting consequences to UFBC, cannot be estimated with any assurance. Because of these uncertainties, it cannot be assured that Y2K compliance will be achieved.

         UFBC, its principal software and data processing suppliers, and its customers may not achieve Y2K compliance in spite of their efforts. The failure of UFBC, its principal software suppliers, the payments system of banks and the Federal Reserve System, and the telecommunications and power suppliers upon which they rely to achieve Y2K compliance, could cause disruptions in service to UFBC's customers. Failure by borrowers to achieve Y2K compliance could have adverse financial effects on them, and make it more difficult for them to pay their loans, which in turn may result in reduced income or additional loan losses for UFBC. See "Management's Discussion and Analysis - Year 2000" (page ).

Regulatory Risk

         Government regulation significantly affects UFBC's business.

         The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. The Business Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Virginia Bureau of Financial Institutions. UFBC is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry could impose additional costs on UFBC, or could hurt its ability to compete profitably with other financial institutions.

                               RECENT DEVELOPMENTS

To be provided as appropriate.

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:

         . Statements of goals, intentions, and expectations;
         . Estimates of risks and of future costs and benefits;
         . Statements of the ability to achieve "Y2K" compliance; and . Statements of the ability to achieve financial and other goals.

         These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         . Management's estimates and projections of future interest rates and other economic conditions;
         . Statements by suppliers of data processing equipment and services, government agencies, and other third parties as to "Y2K" compliance and costs;
         . Future laws and regulations; and
         . A variety of other matters.

         Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate future results.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for UFBC. You should read it in connection with the historical consolidated financial information contained in the Annual Report to Shareholders for the year ended December 31, 1998 and the Quarterly Report on Form 10-QSB for the period ended March 31, 1999 included in this prospectus and with the other information provided and incorporated by reference in this prospectus. See "Additional Information" (page ), "Recent Developments" (page ).

                                         Three Months Ended
                                              March 31,                               Year Ended December 31,
                                     ----------------------------   --------------------------------------------------------------
                                         1999           1998          1998         1997         1996        1995          1994
                                     --------------  ------------   ----------  -----------   ---------  -----------   -----------
Results of operations:
Total interest income                $     974,500 $     991,832  $ 4,055,420 $  3,433,867 $ 2,828,278  $ 2,191,867  $  1,606,565
Total interest expense                     397,715       456,481    1,813,788    1,495,204   1,562,851    1,343,596       992,089
Net Interest income                        576,785       535,351    2,241,632    1,938,663   1,265,427      848,271       614,476
Provision for loan/lease losses             12,079        59,000      323,500      249,300     694,203         (295)     (238,727)
Net interest income after provision
for loan/lease losses                      564,706       476,531    1,918,132    1,689,363     571,224      848,566       853,203
Other income                                51,593        63,861      400,188      224,716     651,882      231,796       579,788
Other expenses                             508,531       671,871    2,195,869    1,897,780   2,133,176    2,403,850     3,661,756
Income before income taxes and
extraordinary   gain                       107,768      (131,659)     122,451       16,299    (910,070)  (1,323,488)   (2,228,765)
Income tax expense(benefit)                      -             -        9,218            -      (2,461)       2,598        10,640
Net income(loss) before extraordinary
gain                                       107,768      (131,659)     113,233       16,299    (907,609)  (1,326,086)   (2,239,405)
Extraordinary gain, net of state
income tax                                       -             -            -            -           -            -     3,357,375
Net income(loss)                           107,768      (131,659)     113,233       16,299    (907,609)  (1,326,086)    1,117,970

Earnings per share:
Net Income (loss) before
extraordinary gain                         107,768      (131,659)     113,233       16,299    (907,609)  (1,326,086)   (2,239,405)
  Less: preferred stock dividends                -       (30,000)     (50,000)    (117,250)    (18,750)           -             -
  Income available to common stock
  holders before extraordinary
  gain:                                    107,768      (161,659)      63,233     (100,951)   (926,359)  (1,326,086)   (2,239,405)
Basic earnings (loss) per common
share                                         0.13         (0.29)        0.09        (0.18)      (1.65)       (2.40)       (11.01)
Diluted earnings (loss) per common
share                                         0.13             - (1)     0.08        (0.18)      (1.65)       (2.40)            -
  Add: extraordinary gain                        -             -            -            -           -            -     3,357,375
  Income available to common
  shareholders                             107,768      (161,659)      63,233     (100,951)   (926,359)  (1,326,086)    1,117,970
Basic earnings (loss) per common
share                                         0.13         (0.29)        0.09        (0.18)      (1.65)       (2.40)         5.50
Diluted earnings (loss) per common
share                                         0.13             - (1)     0.08            - (1)   (1.65)       (2.40)         5.30

Period-ending balances:
Total loans                             36,379,588    37,320,231   36,962,213   38,084,861  30,618,335   23,874,982    14,716,184
Total assets                            53,292,800    53,089,798   55,573,072   48,074,006  41,601,689   43,065,970    32,945,072
Total deposits                          47,828,134    48,911,220   50,185,459   43,761,761  37,734,574   37,475,235    26,036,309
Shareholders' equity                     5,167,081     2,470,682    5,075,708    2,639,999   2,738,070    3,670,047     4,866,826
Shareholders' equity per share                6.21          4.40         6.10         4.70        4.88         6.53          8.98
Average weighted shares outstanding
  at period end:
     Basic                                 831,590       561,640      716,395      561,640     561,640      551,550       203,305
     Diluted                               833,344       585,873      814,752      585,873     561,640      551,550       211,080

Asset Quality Ratios:
Allowance for loan losses to loans            2.03 %        2.08 %       2.02 %       1.88 %      1.91 %       1.94 %        4.76 %
Nonperforming loans to loans                  0.04 %        0.27 %       0.16 %       0.27 %      1.06 %       1.69 %        3.95 %
Allowance for loan losses to
nonperforming loans                       4,690.67 %      774.52 %   1,237.83 %     701.29 %    177.89 %     114.76 %      120.47 %
Nonperforming assets to loans and
other real estate                             4.58 %        6.24 %       4.80 %       6.11 %     10.21 %      26.16 %       44.43 %
Net loan charge-offs to average loans         0.02 %        0.00 %       0.80 %       0.36 %      2.11 %       1.24 %       (1.41)%

                                 Three Months Ended March 31,                        Year Ended December 31,
                                 -----------------------------   -----------------------------------------------------------------
                                      1999           1998           1998         1997         1996         1995         1994
                                 ---------------  ------------   -----------  -----------   ---------   -----------  -----------
Capital Ratios:
Tier I risk-based capital ratio           14.38 %        6.70 %       13.75 %       7.33 %      8.72 %       11.00 %      18.70 %
Total risk-based capital ratio            15.64 %        9.97 %       15.01 %      11.51 %     12.31 %       12.20 %      20.00 %
Leverage ratio                             9.79 %        4.84 %        9.28 %       5.71 %      6.42 %        8.40 %      13.70 %

Selected ratios:

Return on average total assets             0.83 %       (1.04) %        .22 %       0.04 %     (2.07) %      (3.45) %      3.15 %
Return on average earning assets           0.89 %       (1.13) %        .23 %       0.04 %     (2.68) %      (5.23) %      5.61 %
Return on average shareholders'
equity                                     8.55 %      (21.57) %       2.90 %       0.61 %    (27.51) %     (29.73) %     94.59 %
Average shareholders' equity to
average total assets                       9.69 %        4.84 %        7.50 %       5.87 %      7.54 %       11.60 %       3.33 %

(1)   Anti-dilutive

                                 THE OFFERING

Background of the Offering

         UFBC is offering shares of common stock to strengthen its capital base and position The Business Bank to continue to remain a "well-capitalized" institution under federal banking regulations, while allowing UFBC and The Business Bank to pursue future growth opportunities through expansion of their existing businesses and into related businesses, and possible acquisitions. The Business bank opened its first branch, in McLean, Virginia, in June 1999. While we expect The Business Bank to establish additional branches in the communities surrounding the main office in Tysons Corner, Virginia, there are no specific plans, arrangements, agreements or understandings with any other person for UFBC or The Business Bank to make any acquisitions at the current time or to enter into any new businesses. There can be no assurance when or if The Business Bank will be able to establish any additional branches, or whether any such branches will be profitable.

         UFBC also expects that the offering will attract additional shareholders, which should help increase the liquidity of the common stock and attract additional business for The Business Bank. The net proceeds will be used for general corporate purposes, including use in branch expansion, lending, and investment activities. On an interim basis, the net proceeds received in the offering will be invested in a variety of short-term, interest-bearing assets including federal funds transactions, interest-bearing deposits in other banks, and similar investments. The Board of Directors determined that the existing shareholders would be best served by the offering, as presently structured, because the offering affords a way to grow capital and attract additional shareholders in order to stimulate community involvement.

Securities Offered

         UFBC is offering up to 170,000 newly issued shares of its common stock to the public at the offering price of $9.00 per share. If subscriptions are received for more than 170,000 shares, UFBC may sell up to an additional 17,000 shares, at the price of $9.00 per share. The minimum number of shares of common stock that may be purchased is 100. The number of shares that may be purchased may be limited by UFBC as necessary to avoid the occurrence of an "ownership change" for federal tax purposes, or otherwise in the discretion of UFBC. See "United Financial Banking Companies Certain Federal Tax Issues; Net Operating Loss Carryforwards." Current shareholders are entitled to subscribe, but will not be given preemptive rights.

         UFBC retains the right to reject any subscription, in whole or in part, for any reason in its sole discretion. Any excess funds paid by a subscriber for shares not issued will be returned without interest promptly following the rejection of any subscription in whole or in part.

Expiration Time

         The offering will expire at 5:00 p.m., Eastern Time, on November 24, 1999, unless the expiration time is extended at the discretion of the Board of Directors to a date not later than December 24, 1999.

Minimum Offering

         There is no minimum number of shares that must be sold in the offering. The offering will be consummated if any valid subscriptions are received before the expiration time, unless the Board of Directors has terminated the offering. Individual subscriptions are subject to a minimum subscription of 100 shares.

Procedure for Subscribing for Common Stock in the Offering

         To subscribe for shares of common stock in the offering, the order form must be properly completed, and delivered together with payment in full of the offering price for each subscribed share of common stock. Such payment must be by check (cashier's, treasurer's, certified or uncertified) drawn upon a U.S. bank, in each case payable to "United Financial Banking Companies, Inc. Escrow Account." The offering price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check, or (ii) receipt by the subscription agent of any cashier's, treasurer's or certified check drawn upon a U.S. bank. Funds paid by uncertified personal check may take at least five business days to clear. Therefore, persons who wish to pay the offering price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration time to ensure that payment is received and clears by such date and are urged to consider payment by means of a certified, treasurer's or cashier's check or money order. All funds received in payment of the offering price shall be promptly deposited into an escrow account at The Business Bank subject to the control of Stuart H. Gary, Escrow Agent, until consummation or termination of the offering. Such escrow account will be invested in short-term obligations of the United States government or a sweep account collateralized by US government or agency securities. Earnings on such funds in the escrow account will be retained by UFBC whether or not the offering is consummated. The subscription agent will perform the administrative tasks associated with the offering.

         The order form and payment of the offering price must be delivered to the address and in the manner described below:

         REGISTERED MAIL, RETURN RECEIPT REQUESTED, OVERNIGHT COURIER, OR HAND
DELIVERY:

                  Brian L. Slagle, Subscription Agent for
                  United Financial Banking Companies, Inc.
                  8399 Leesburg Pike
                  Vienna, Virginia 22182

         Delivery to an address and in a manner other than those indicated above does not constitute good delivery to the subscription agent.

         If the aggregate offering price paid is insufficient to purchase the number of shares of common stock indicated as being subscribed for, or if the subscription does not specify the number of shares of common stock to be purchased, then the subscription will be used to purchase shares of common stock to the full extent of the payment tendered (subject only to reduction to the extent necessary to comply with any regulatory limitation or conditions imposed by UFBC in connection with the offering). If the aggregate offering price paid exceeds the amount necessary to purchase the number of shares of common stock allocated to the subscription, then the difference will be returned to the full extent of the excess payment tendered.

         The instructions accompanying the order form should be read carefully and followed in detail. Order forms should be sent with payment to the subscription agent.

         The method of delivery of order forms and payment of the offering price to the subscription agent will be at the election and risk of subscribers, but if sent by mail it is recommended that such order forms and payments be sent by registered mail, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration time. Because uncertified personal checks may take five business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified, treasurer's or cashier's check.

         All questions concerning the timeliness, validity, form and eligibility of order forms received will be determined by UFBC, whose determinations will be final and binding. UFBC in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject any purported subscription for shares of common stock. Order forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as UFBC determines in its sole discretion. Neither UFBC nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of order forms or incur any liability for failure to give such notification.

         Subscriptions for common stock which are received by the subscription agent may not be revoked. No interest will be paid on subscriptions funds, even in the event that the offering is terminated in its entirety or an individual subscription is rejected.

Method of Offering

         Certain directors and executive officers of UFBC will assist UFBC in the offering. None of such directors and executive officers will receive compensation for such services. Such directors and officers are not authorized to make statements about UFBC or The Business Bank unless such information is set forth in this prospectus, nor will they render investment advice. None of such directors and executive officers are registered as securities brokers or dealers under the federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer, other than the subscription agent, who is a registered agent and an employee of the Bank. Because such persons are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and executive officers are excepted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Substantially similar exemptions from registration are available under applicable state securities laws.

Determination of Offering Price

         The offering price has been determined by the Board of Directors of UFBC after consideration of various factors which it deemed relevant. These factors included, among other things, UFBC's current financial condition and operating performance as presented in its financial statements, recent trades of the common stock, the market value of the common stock of other banking organizations, and UFBC's pro forma financial position after giving effect to the offering. Neither the Board of Directors nor management has expressed an opinion or has made any recommendation as to whether anyone should purchase shares of common stock in the offering. Any decision to invest in the common stock must be made by each investor based upon his or her own evaluation of the offering in the context of his or her best interests.

         There can be no assurance that following completion of the offering and the issuance of the common stock sold pursuant thereto a shareholder will be able to sell shares purchased in the offering at a price equal to or greater than the offering price. Moreover, until certificates for shares of common stock are delivered, shareholders may not be able to sell the shares of common stock that they have purchased in the offering. See "-- Issuance of Common Stock," below.

Intention of Directors, Executive Officers and Others

         Directors and executive officers of UFBC and The Business Bank and their affiliates have indicated that they intend to subscribe for an aggregate of 93,784 shares of common stock in the offering. Any shares purchased by directors and executive officers are intended to be held as an investment. These intentions are not commitments and could change based upon individual circumstances. See "United Financial Banking Companies, Inc. -- Beneficial Ownership of Securities."

Regulatory Limitation

         UFBC will not be required to issue shares of common stock pursuant to the offering to any person who, in the opinion of UFBC, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, such clearance or approval has not been obtained or any required waiting period has not expired.

Right to Amend or Terminate the Offering

         UFBC expressly reserves the right to amend the terms and conditions of the offering. In the event of a material change to the terms of the offering, UFBC will file an amendment to its registration statement, of which this prospectus is a part, and resolicit subscribers to the extent required by the SEC. In the event of such a resolicitation, all proceeds received by UFBC will be returned promptly to any subscriber who does not provide the subscription agent with an affirmative reconfirmation of the subscription. UFBC expressly reserves the right, at any time prior to delivery of shares of common stock offered hereby, to terminate the offering if the offering is prohibited by law or regulation or if the Board of Directors concludes in its judgment, that it is not in the best interests of UFBC to complete the offering under the circumstances. The offering may be terminated by UFBC giving oral or written notice thereof to the subscription agent and making a public announcement thereof. If the offering is so terminated, all funds received will be promptly refunded, without interest.

Issuance of Common Stock

         Certificates representing shares of common stock purchased pursuant to the offering will be delivered to purchasers as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the offering have been effected. No fractional shares will be issued in the offering.

Requests for Additional Information

         If you have questions or require additional information concerning the offering, contact Harold C. Rauner, President and Chief Executive Officer, United Financial Banking Companies, Inc., 8399 Leesburg Pike, Vienna, Virginia 22182, (703) 734-0070.

                                 USE OF PROCEEDS

         UFBC will receive net proceeds of approximately $1.48 million from the offering ($1.63 million if the oversubscription shares are all sold), after deduction of all estimated expenses of the offering. See "Capitalization."

         The proceeds of the offering will strengthen UFBC's capital base and position it to continue to exceed minimum regulatory capital ratios, which will allow for future growth through expansion of its existing businesses. We plan to use the net proceeds for general corporate purposes, which will include immediate contribution of $1,000,000 of the proceeds to The Business Bank, where they will be available for general corporate purposes and for use in its lending and investment activities. The offering will enable The Business Bank to establish additional branch locations and to expand into desirable market areas. There are no additional branch sites which have been identified, and there can be no assurance that any additional branches will be established, or if established that they will be successful. Remaining proceeds of the offering will be retained by UFBC for use as working capital for holding company operations and/or possible future contribution to the Business Bank in support of its expansion activities. Pending such investment, the net proceeds may be invested in a variety of short-term, interest-bearing assets including federal funds transactions, interest-bearing deposits in other banks and similar investments.

                                CAPITALIZATION

         The following table shows (i) the consolidated capitalization of UFBC at March 31, 1999, and (ii) the consolidated capitalization of UFBC on a pro forma basis giving effect to the issuance of 170,000 shares and the receipt of the net proceeds from the offering of such shares, after deduction of all estimated expenses of the offering, as if the sale of the shares had been consummated on March 31, 1999.

                                                              At March 31, 1999
                                                     -----------------------------------
                                                                         Pro Forma
                                                        Actual            (1)(2)
                                                     -------------    ----------------
                                                           (dollars in thousands)
  Shareholders' Equity:
    Preferred Stock, no par value;
      5,000,000 shares authorized,
      none outstanding actual and pro forma        $            -   $               -
    Common stock, par value $1.00 per share;
      3,500,000 shares authorized;
      831,590 shares issued and outstanding
      actual, and 1,001,590 shares
      issued and outstanding pro forma                    831,590           1,001,590
    Capital surplus                                    14,681,567          15,992,367
    Retained earnings                                (10,346,632)        (10,346,632)
    Accumulated other comprehensive income                    556                 556
                                                     -------------    ----------------
      Total shareholders' equity                   $    5,167,081   $       6,647,881
                                                     =============    ================
      Book value per share                         $         6.21   $            6.64
  Capital Ratios:
    Leverage ratio(3)                                        9.79 %             12.60 %
    Tier 1 capital (to risk - weighted assets)              14.38 %             18.51 %
    Total capital (to risk - weighted assets)               15.64 %             19.77 %

   (1)  Reflects estimated expenses of the offering of $49,200
   (2) If the oversubscription shares were all sold in the offering, pro forma total shareholders' equity would be $6,800,881, and the pro forma Leverage ratio, Tier 1 Capital and Total Capital ratios would be 12.89% 18.93% and 20.19%.
   (3) The Leverage ratio is Tier 1 capital divided by quarterly average total assets less intangibles.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         Market for Common Stock. There is no established trading market for the common stock, which is traded infrequently in the over the counter market under the symbol "UFBC". One market maker currently indicates a willingness to make a market in the common stock, and a second firm has applied for authority to make a market in the common stock. As of June 30, 1999, the common stock was held by approximately 410 shareholders of record.

         As of March 31, 1999, there were outstanding options to purchase 68,480 shares of common stock pursuant to UFBC's stock option plan, of which 49,382 were presently exercisable, outstanding warrants to purchase 46,000 shares of common stock, all of which are exercisable, and additional non-incentive options to purchase 2,000 shares of common stock, all of which are presently exercisable. As of March 31, 1999, 360,200 shares of common stock issued in private placement transactions were eligible to be sold in accordance with the provisions of Rule 144. UFBC has not agreed to register under the Securities Act of 1933 any shares of common stock held by any shareholder. Following commencement of this offering, UFBC expects that it will effect an exchange offer with holders of shares issued in private placement transactions, pursuant to which such shares will be exchanged for registered shares.

     Dividends. Holders of the common stock are entitled to receive dividends as and when declared by the Board of Directors. The Company has not paid cash dividends since its organization.

         UFBC and The Business Bank are subject to regulatory capital requirements that may limit dividends. Regulatory capital ratios may be a factor in the determination of the Boards of Directors, or the ability of The Business Bank, to pay dividends. Even if sufficient funds for the payment of dividends are available, there can be no assurance that the Board of Directors will elect to pay dividends, as opposed to retaining earnings to fund growth or expansion, or for other corporate purposes. It is the Board of Directors' present intention to retain any earnings for use in the expansion of the company's business.

         Set forth below are the high and low bid prices for the common stock for each quarter of 1997 and 1998, and for 1999 through June 30, 1999. These prices reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual trades. UFBC did not pay any cash dividends in 1997, 1998 or 1999.

                                   1999                 1998                   1997
                            ------------------  --------------------  ---------------------
For the Quarter Ended         High      Low        High       Low       High         Low
                            --------- --------  ---------   --------  ---------    --------
March 31                     $4.50     $4.50      $5.00      $5.00      $ 2.50      $2.50
June 30                      $5.00     $5.00      $9.50      $9.00      $10.00      $8.75
September 30                                      $7.35      $7.35      $ 5.00      $5.00
December 31                                       $5.00      $5.00      $ 5.00      $5.00

                    UNITED FINANCIAL BANKING COMPANIES, INC.

         United Financial Banking Companies, Inc. is a one-bank holding company which was organized under the laws of the State of Virginia in February 1982. In July 1983, UFBC acquired all the outstanding common stock of The Business Bank, a banking company organized under the laws of the Commonwealth of Virginia. UFBC also wholly owns Business Venture Capital, Inc. (BVCI), a subsidiary which holds and has developed certain foreclosed real estate and other assets.

         The Business Bank was organized in 1980. In October 1981, it commenced limited operations and began full scale operations in August 1982, when its main office building was completed.

         As of March 31, 1999, UFBC had consolidated total assets of $53,292,800, total deposits of $47,828,134, total loans of $36,379,588, and total shareholders' equity of $5,167,081. On June 1, 1999, UFBC and its subsidiaries employed 24 full-time employees.

The Business Bank

         The Business Bank, UFBC's primary subsidiary, is a state banking corporation engaging in a general commercial banking business and specializing in offering banking services to businesses and professionals. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts; business and commercial loans; and processing of collections. The Business Bank is a federally insured state bank which is not a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (FDIC).

         The Business Bank operates out of its main office, located at 8399 Leesburg Pike, Vienna, Virginia, and its one branch office, located at 1451 Dolley Madison Blvd., McLean, Virginia, which opened in June 1999.

         The Business Bank markets its services to professionals and small and medium sized businesses in its service area of Northern Virginia and surrounding communities. The Bank believes that professionals and small businesses represent a market segment whose needs have not been met by many retail banks. By emphasizing individual relationships between the Bank's officers and its customers, the Bank believes it attracts customers that have been neglected by retail banks that direct their services to more numerous consumer accounts and large business customers. In order to fully meet the banking needs of its business and professional customer base, and to remain competitive in the current market, the services offered by the bank also include products such as consumer installment and mortgage loans. The Bank expects that this expanded product line will help it maintain its core accounts and enable it to diversify asset growth.

         The Business Bank intends to establish additional branches in the communities surrounding its main office in Tysons Corner (Vienna, McLean and the Reston/Herndon area in Virginia), as a means of enhancing the attractiveness of its services to professionals and businesses in the Northern Virginia area, and of expanding its banking franchise. There can be no assurance, however, as to when or if suitable locations will be found, that The Business Bank will obtain regulatory approval for additional branches, or that such additional branches will prove profitable.

Competition

         UFBC experiences a high degree of competition in the Washington Metropolitan area. All of its products and services compete actively with national and state banks, savings banks, savings and loan associations, credit unions, finance companies, money market funds, mortgage banks, insurance companies, investment banking firms, brokerage firms and other nonbank institutions that provide one or more of the services offered by UFBC and its subsidiaries. As a result of federal and state legislation regarding interstate branching and mergers, additional competitors not currently in the Company's service area may enter the market. Among commercial banks, the principal method of competition is the provision and delivery of financial services that are specific to the needs of the community. The Company believes that the expertise in and awareness of the demands of our business community position us with the unique ability to meet those needs expeditiously.

Certain Federal Tax Issues; Net Operating Loss Carryforwards

         For federal income tax purposes, the amount of the net operating loss carryforwards that a corporation may utilize to offset future taxable income or income tax payable in any taxable year may be limited under Section 382 of the Internal Revenue Code if an "ownership change" occurs with respect to such corporation. In addition, if the corporation has a net built-in loss on the date it undergoes an ownership change, any built-in losses it recognizes in any taxable year that includes any day in the three-year period beginning on the date of the ownership change will be subject to limitation under Section 382 until the amount of such recognized built-in losses exceeds the amount of the net built-in loss. Ownership changes will result in certain limitations being imposed on the amount of taxable income generated in a future year that may be offset by net operating losses incurred prior to such ownership changes. In addition to reducing the amount of net operating loss carryforwards that may be used in any single year, the limitations may result in net operating losses expiring prior to being utilized. At December 31, 1998, UFBC had net operating loss carryforwards for income tax purposes of $6,403,759.

         The determination of whether an "ownership change" has occurred is made by (i) determining, in the case of any direct or indirect holder of 5% or more of a corporation's stock (for this purpose all holders of less than 5% are collectively treated as a single holder, although in certain circumstances such holders may be segregated into separate groups, each of which would be treated as a 5% shareholder) (referred to herein as a "5% shareholder"), the increase, if any, in the percentage ownership of such shareholder at the end of any three-year testing period relative to such shareholder's lowest percentage ownership at any time during such testing period, and expressing such increase in terms of percentage points rather than as a percentage (for example, a shareholder whose percentage ownership increased from 5% to 20% during the testing period will be considered to have had an increase of 15 percentage points), and (ii) aggregating such percentage point increases for all 5% shareholders during the applicable testing period. An "ownership change " will occur as of the end of any three-year testing period if the aggregate percentage point increases for such testing period exceeds 50 percentage points.

         UFBC intends to carefully monitor the sale of shares in the offering and the sale of equity interests in any future offering in order to minimize the risk that an "ownership change" and the consequent limitation of tax benefits will occur. There can be no assurance, however, that the Company will be able to accurately monitor and restrict the distributions of its equity securities, or have sufficient information available to avoid an "ownership change."

Year 2000

         Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. The Year 2000 ("Y2K") issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips. This problem is not limited to computer systems. Y2K issues may affect every system that has an embedded microchip, such as automated teller machines, elevators, vaults, heating, air conditioning, and security systems. Y2K issues may also affect the operation of third parties with whom UFBC does business such as vendors, suppliers, utility companies, and customers.

         Risks Related To Year 2000. The Y2K issue poses certain risks to UFBC and its operations. Some of these risks are present because UFBC purchases technology and information system applications from other parties who also face Y2K challenges. Other risks are specific to the banking industry.

         Commercial banks may experience a deposit base reduction if customers withdraw significant amounts of cash in anticipation of Y2K. Such a deposit contraction could cause an increase in interest rates, require UFBC to locate alternative sources of funding or sell investment securities or other liquid assets to meet liquidity needs, and may reduce future earnings. To reduce customer concerns regarding Y2K noncompliance, a customer awareness plan has been implemented which is directed towards making deposit customers knowledgeable about UFBC's Y2K compliance efforts.

         UFBC lends significant amounts to businesses and individuals in its marketing areas. If these borrowers are adversely affected by Y2K problems, they may not be able to repay their loans in a timely manner. This increased credit risk could adversely affect UFBC's financial performance. In an effort to identify any potential loan loss risk because of borrower Y2K noncompliance, all loan customers with loans or commitments exceeding $200,000 were asked to complete a Y2K questionnaire. Where the customer does not reply, the loan officer will personally contact the customer. UFBC has purchased software to assist it in interpreting the responses, and is in the process of analyzing the results and any risks identified. UFBC has also modified its loan underwriting controls to ensure that potential borrowers are carefully evaluated for Y2K compliance before any new loan is approved.

         UFBC's operations, like those of many other companies, can be adversely affected by Y2K triggered failures which may be experienced by third parties upon whom it relies for processing transactions. UFBC has identified all critical third-party service providers and vendors and is monitoring their Y2K compliance programs. UFBC's primary supplier of data processing services has adopted a Y2K compliance plan which includes a timetable for making changes necessary to be able to provide services in the year 2000. That supplier has provided written assurances regarding its progress toward Y2K compliance and has been examined for Y2K readiness by federal bank examiners. UFBC's operations may also be adversely affected by Y2K related failures of third party providers of electricity, telecommunications services and other utility services. The Y2K compliance of these providers is largely beyond the control of UFBC. UFBC's contingency plan includes alternate utility services and manual processing of customer transactions.

         UFBC's State of Readiness. UFBC has created a task force to establish a Y2K plan to prevent or mitigate the adverse effects of the Y2K issue on the company and its customers. Goals of the Y2K plan include identifying Y2K risks, information systems and equipment used by UFBC, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment to fail, implementing changes necessary to achieve Y2K compliance, and verifying that these changes are effective. The FDIC has examined the Y2K compliance plan and UFBC's progress in implementation. In addition, the Board of Directors is carefully monitoring progress under the plan on a monthly basis.

         The plan to address the Y2K issues involves several phases, described below:

         . Awareness - In this phase, the Y2K plan and project team were established, the overall Y2K approach was identified, compliance standards were defined, and responsibility for corrective action was assigned. This phase has been completed.

         . Assessment - During this phase, UFBC gathered and analyzed information to determine the size and the impact of the Y2K problem and then made decisions to modify, re-engineer, or replace existing systems and programs. This phase has been completed.

         . Renovation - This phase involves obtaining and implementing upgraded software applications provided by UFBC's vendors, modifying system codes, reengineering Y2K vulnerable systems and programs, developing bridges for systems which cannot be reengineered, and changing files and databases as necessary. This phase has been completed.

         . Validation - During the validation phase, UFBC is testing systems and software for Y2K compliance in an effort to identify and correct any errors that may be identified in the renovation phase. Seventy five percent of system validation has been performed and the remainder is expected to be completed by July 31, 1999.

         . Implementation - In this phase all new and revised systems will be implemented, data exchange issues will be resolved, and back up and recovery plans will be tested. This phase will begin once the validation phase is complete and will be fully executed by August 31, 1999.

         Based on information developed to date, management believes that the cost of remediation will not be material to UFBC's business, operations, liquidity, capital resources, or financial condition. UFBC estimates that total cash outlays in connection with Y2K compliance will be less than $200,000, excluding costs of employees involved in Y2K compliance activities. More than one half of this amount had been expended as of March 31, 1999. Y2K expenditures are being funded through continuing operations.

         All designated personnel will report to work on January 1 and 2, 2000, (Saturday and Sunday) to assess the proper functioning of critical and non-critical systems. In the event that some or all systems experience failure, UFBC has developed a detailed contingency plan. This plan calls for manual processing of bank transactions at designated locations. Delays in processing transactions could result if UFBC is forced to process transactions manually. These delays could disrupt normal business activities of UFBC and its customers.

         Forward Looking Statements. The discussion above regarding issues associated with Y2K includes certain "forward looking statements". UFBC's ability to predict results or effects of issues related to the Y2K issue is inherently uncertain and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include the following:

         . The possibility that protection procedures, contingency plans, and remediation efforts will not operate as intended;

         . The failure to timely or completely identify all software or hardware applications requiring remediation;

         .  Unexpected costs;

         . The uncertainty associated with the impact of Y2K issues on the banking industry and UFBC's customers, vendors, and others with whom it conducts business;

         .  The general economy.

Beneficial Ownership of Securities

         The following table shows the common stock owned by directors and executive officers of UFBC and The Business Bank and persons known by UFBC to beneficially own more than 5% of the outstanding common stock as of June 30, 1999, and the number and percentage of shares which such persons will own following the offering, based upon the preliminary indications of officers and directors regarding purchasing shares in the offering. The directors and officers are not obligated to purchase the number of shares indicated, and may purchase a greater or lesser number of shares.

         This information has been prepared based upon the SEC's "beneficial ownership" rules. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. More than one person may be deemed to be a beneficial owner of the same securities. A person is deemed to be a beneficial owner of any security that the person has the right to acquire within 60 days. The shares of common stock issuable upon exercise of options exercisable within 60 days are assumed to be outstanding for the purpose of determining the percentage of shares beneficially owned by that person. The SEC's rules sometimes cause the total percentage ownership disclosed to be less than the sum of the individual ownership percentages.

                                Shares Owned                               Shares Owned
                                Prior to the                                After the
           Name                  Offering(1)        Percent of Class       Offering(1)       Percent of Class
---------------------------  --------------------   -----------------   ------------------- -------------------
Directors of the Company

Manuel V. Fernandez(2)                   110,398              13.12%               132,906              13.14%
650 Water Street, SW
Washington, DC  20024

William J. McCormick, Jr.(3)              25,599               3.07%                31,154               3.10%

Dennis I. Meyer(4)                       106,446              12.70%               123,446              12.24%
6307 Olmi Landrith Drive
Alexandria, VA  22307

Edward H. Pechan(5)                        9,466               1.13%                 9,466               0.94%

Harold C. Rauner(6)                       38,081               4.43%                38,581               3.75%

Sharon A. Stakes(7)                        7,200               0.80%                 7,200               0.71%

Jeffery T. Valcourt(8)                   228,744              26.94%               270,410              26.53%
1001 N. Highland Street
Suite 200
Arlington, Virginia  22201

Bank Directors

Robert E. Carpenter(9)                    17,933               2.15%                18,933               1.88%

Charles S. Evans                           5,715               0.69%                 5,715               0.57%

Robert W. Pitts                            6,669               0.80%                12,224               1.22%

Executive Officers

Lisa M. Porter(10)                         3,300               0.40%                 3,300               0.33%

All Directors and                        559,551              61.19%               653,335              60.24%
Executive Officers as a
group (11 persons)(11)

Other Holders of More
  than 5% of Common Stock

Robert F. Long                            59,369               7.14%                59,369               5.93%
300 Belvedere Street
Carlisle, PA  17013

Rita M. Meyer(12)                        106,446              12.70%               123,446              12.24%
6307 Olmi Landrith Drive
Alexandria, VA  22307

JNV Limited Partnership II(8)            228,744              26.94%               270,410              26.53%
Jeffery T. Valcourt
1001 N. Highland Street
Suite 200
Arlington, VA  22201

---------------------------
(Footnotes appear on the following page)

(Footnotes from prior page)

(1) A person is deemed to be the beneficial owner of shares as to which he owns or shares voting or investment power. Except as otherwise indicated, all shares are owned directly. Ownership prior to the offering is based on 831,590 shares of common stock. Ownership after the offering is based on 1,001,590 shares of common stock, assuming the sale of 170,000 shares. In calculating the percentage of shares owned for warrant and option holders, the total number of shares outstanding is deemed to include the warrant and option shares granted and exercisable within sixty days of June 30, 1999.

(2)  Includes warrants to purchase 9,666 shares of common stock.

(3) Includes warrants to purchase 1,333 shares of common stock owned by a company of which Mr. McCormick is the owner and President. Also includes options to purchase 1,600 shares of common stock pursuant to UFBC's 1996 Nonqualified Stock Option Plan for Non-Employee Directors (the "Directors Plan").

(4) Includes 175 shares owned by each of Mr. Meyer's five children (875 shares in the aggregate), 239 shares owned by Mr. Meyer and 21,639 shares owned by Rinnis Associates, Inc., of which Mr. Meyer is President and Director. Includes options to purchase 1,600 shares of common stock pursuant to the Directors Plan and warrants to purchase 4,000 shares of common stock owned by one of Mr. Meyer's children. Also includes 77,093 shares of common stock and warrants to purchase 1,000 shares of common stock beneficially owned by his spouse, Rita M. Meyer.

(5) Includes options to purchase 1,600 shares of common stock pursuant to the Directors Plan. Also includes warrants to purchase 3,666 shares of common stock owned by a retirement trust of which Mr. Pechan is a trustee.

(6) Includes options to purchase 28,081 shares of common stock pursuant to UFBC's 1990 Executive Stock Plan.

(7) Includes options to purchase 7,000 shares of common stock pursuant to the Executive Stock Plan.

(8) Includes 1,000 shares of common stock owned by Mr. Valcourt and options to purchase 1,600 shares of common stock pursuant to the Directors Plan. Also includes 210,144 shares of common stock and warrants to purchase 16,000 shares of common stock owned by JNV Limited Partnership II, of which Mr. Valcourt is the general partner.

(9) Includes 3,500 shares of common stock beneficially owned by Mr. Carpenter's spouse. Includes options to purchase 1,600 shares of common stock pursuant to the Directors Plan and warrants to purchase 1,333 shares of common stock.

(10) Includes options to purchase 2,800 shares of common stock pursuant to the Executive Stock Plan.

(11) Includes options to purchase 8,000 shares outstanding pursuant to the Directors Plan, options to purchase 37,881 shares outstanding pursuant to the Executive Stock Plan and warrants to purchase 36,998 shares of common stock.

(12) Includes 175 shares owned by each of Mrs. Meyer's five children (875 shares in the aggregate), 239 shares owned by her spouse, Dennis I. Meyer and 21,639 shares owned by Rinnis Associates, Inc., of which Mr. Meyer is President and Director. Includes options to purchase 1,600 shares of common stock owned by Mr. Meyer pursuant to the Directors Plan and warrants to purchase 4,000 shares of common stock owned by one of Mrs. Meyer's children.

                          DESCRIPTION OF CAPITAL STOCK

         The Company has 8,500,000 shares of capital stock authorized, of which 3,500,000 are shares of common stock, and 5,000,000 are shares of serial preferred stock. As of June 30, 1999, there were 831,590 shares of common stock, and no shares of serial preferred stock, issued and outstanding.

Common Stock

         Each share of common stock is entitled to one vote on all matters submitted to shareholders. Cumulative voting is not permitted in the election of directors.

         Holders of shares of common stock do not have preemptive rights to subscribe for shares of common stock or any other class of stock that may be issued in the future. The shares of common stock are not subject to redemption and, upon receipt of the full purchase price thereof, will be fully paid and nonassessable.

         Each share of common stock participates equally in dividends which are payable when, as and if declared by the Board of Directors out of funds legally available for such purpose, and is entitled to share equally in the assets of UFBC available for distribution to common shareholders in the event of liquidation of UFBC. If any shares of preferred stock are outstanding, such shares may have priority in dividends or liquidation over the common stock.

Preferred Stock

         The Board of Directors of UFBC is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The serial preferred stock may rank prior to the shares as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights.

         The ability of the company to issue additional shares of common stock and preferred stock could be construed as having an anti-takeover effect because it can dilute the voting or other rights of the proposed acquiror or create a substantial voting block in institutional or other hands.

State Anti-Takeover Statutes.

         Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The Virginia Stock Corporation Act contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia Stock Corporation Act's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. UFBC has not elected to opt-out of the Control Share Acquisitions Statute.

Board of Directors Divided Into Classes

         UFBC's Articles of Incorporation and Bylaws provide that the Board of Directors shall be divided into three classes which shall be as nearly equal in number as possible. The directors of each class hold office following their election for a period of three years, with only one-third (1/3) of the directors coming up for re-election each year. Each director serves until his or her successor is elected and qualified. Although such provisions may have the effect of making it more difficult and time consuming for a shareholder to gain control of the company , the Board of Directors believes these provisions provide greater continuity and stability in the management of UFBC and provide the Board with greater ability to negotiate with respect to any proposal for a business combination, corporate restructuring or other significant transaction in order to help assure that favorable terms are made available to all of the company's shareholders.

         The Articles of Incorporation authorizes UFBC to issue 3,500,000 shares of common stock and 5,000,000 shares of preferred stock, from time to time as approved by the Board of Directors, without the approval of shareholders.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and certain other legal matters will be passed upon for UFBC by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland.

                                     EXPERTS

         The consolidated financial statements at December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included and incorporated by reference in this prospectus have been audited by D.R. Maxfield & Company, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        ADDITIONAL INFORMATION ABOUT UFBC
                   AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

         This prospectus includes and is being delivered with copies of UFBC's Annual Report to Shareholders for the year ended December 31, 1998, and its Quarterly Report on Form 10-QSB for the period ended March 31, 1999.

         UFBC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that UFBC files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including UFBC, that file electronically with the SEC.

         UFBC filed a Registration Statement on Form S-2 (the "Registration Statement") to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement. SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that UFBC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus.

Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

         This prospectus incorporates by reference the documents listed below that UFBC has previously filed with the SEC (file no. 0-13395). These documents contain important information about UFBC and its finances. Some of these filings have been amended by later filings, which are also listed.

         (1)  Annual Report on Form 10-KSB for the year ended December 31, 1998;

         (2) Annual Report to Shareholders for the year ended December 31, 1998; and

         (3)  Quarterly Report on Form 10-QSB for the quarter ended March 31,
              1999

         Also incorporated by reference are additional documents that may be filed with the SEC by UFBC after the date of this prospectus and before the termination of the offering. These additional documents shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. These include periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K.

         You can obtain any of the documents incorporated by reference through UFBC, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from UFBC without charge, including any exhibits, specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from UFBC at the following address:

         Lisa Porter, Chief Financial Officer
         United Financial Banking Companies, Inc.
         8399 Leesburg Pike
         Vienna, Virginia  22182

         Telephone (703) 734-0070

         You should rely only on the information contained or incorporated by reference in this prospectus. UFBC has not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated           , 1999. You should not assume that the
information contained in this prospectus is accurate as of any date other than that date.

                          Annual Report to Shareholders
                      for the year ended December 31, 1998

                                C O N T E N T S



                                                                 Page

INDEPENDENT AUDITOR'S REPORT                                        1

FINANCIAL STATEMENTS

  Consolidated balance sheets                                       2
  Consolidated statements of income and comprehensive income        3
  Consolidated statements of stockholders' equity                   4
  Consolidated statements of cash flows                             5
  Notes to financial statements                                 6- 25

                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders and Board of Directors
United Financial Banking Companies, Inc. and Subsidiaries

We have audited the consolidated balance sheet of United Financial Banking Companies, Inc., and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years ending December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of United Financial Banking Companies, Inc., and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ending December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


                                                                             /s/
                                                         D.R. Maxfield & Company
Fairfax, Virginia

January 26, 1999

            UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                            DECEMBER 31, 1998 AND 1997

                                      ASSETS                                                 1998                      1997
                                                                                   ---------------------      ----------------------

  CASH AND DUE FROM BANKS (NOTE 11)                                                $         2,267,417         $          2,282,418
  INTEREST-BEARING DEPOSITS IN OTHER BANKS                                                          --                      100,000
  FEDERAL FUNDS SOLD                                                                         7,903,493                    2,659,000
                                                                                   -------------------        ---------------------

  TOTAL CASH AND CASH EQUIVALENTS                                                           10,170,910                    5,041,418
                                                                                   -------------------        ---------------------

  SECURITIES AVAILABLE-FOR-SALE (NOTE 2)                                                     5,130,213                    1,700,876
  SECURITIES HELD-TO-MATURITY  (NOTE 2)                                                      1,763,891                    1,082,773
                                                                                   -------------------        ---------------------

  TOTAL SECURITIES                                                                           6,894,104                    2,783,649
                                                                                   -------------------        ---------------------

  LOANS AND LEASE FINANCING, NET OF UNEARNED INCOME OF
    $12,560 IN 1998; 40,702 IN 1997 (NOTES 3, 4 AND 10)                                     36,962,213                   38,084,861
  LESS:  ALLOWANCE FOR LOAN/LEASE LOSSES                                                      (747,374)                    (715,399)

                                                                                   -------------------        ---------------------

  NET LOANS AND LEASE FINANCING                                                             36,214,839                   37,369,462
  REAL ESTATE OWNED, NET (NOTE 5)                                                            1,799,398                    2,368,104
  PREMISES AND EQUIPMENT, NET (NOTE 6)                                                         119,338                      164,018
  OTHER ASSETS                                                                                 374,483                      347,355
                                                                                   -------------------        ---------------------

                                                                                            38,508,058                   40,248,939
                                                                                   -------------------        ---------------------

TOTAL ASSETS                                                                       $        55,573,072         $         48,074,006
                                                                                   ===================        =====================


                       LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  DEPOSITS:
    Demand                                                                         $        14,264,071         $          7,778,077
    SAVINGS AND NOW                                                                          3,051,446                    2,508,666
    MONEY MARKET                                                                             7,524,516                    7,568,652
  TIME:
      UNDER $100,000                                                                        18,048,129                   19,478,244
      $100,000 AND OVER                                                                      7,297,297                    6,428,122
                                                                                   -------------------        ---------------------

TOTAL DEPOSITS (NOTE 7)                                                                     50,185,459                   43,761,761
  ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                                        311,905                      336,246
                                                                                   -------------------        ---------------------


TOTAL LIABILITIES                                                                           50,497,364                   44,098,007
                                                                                   -------------------        ---------------------


COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 9)
REDEEMABLE PREFERRED STOCK (NOTE 16)
  SERIES A $-0- PAR VALUE, AUTHORIZED 900 SHARES, -0- SHARES
     ISSUED IN 1998 AND 800 SHARES IN 1997                                                          --                    1,336,000
                                                                                   -------------------        ---------------------

STOCKHOLDERS' EQUITY (NOTES 11, 14 AND 17)
  PREFERRED STOCK $-0- PAR VALUE, AUTHORIZED 4,999,100 SHARES,
     ISSUED -0- SHARES IN 1998 AND 800 SHARES IN 1997                                               --                           --
  COMMON STOCK, PAR VALUE $1; AUTHORIZED 3,500,000
    SHARES, ISSUED 831,590 SHARES IN 1998 AND 561,640 SHARES IN 1997                           831,590                      561,640
  SURPLUS                                                                                   14,681,567                   12,643,622
  ACCUMULATED DEFICIT                                                                      (10,454,400)                 (10,567,633)

  ACCUMULATED OTHER COMPREHENSIVE INCOME                                                        16,951                        2,370
                                                                                   -------------------        ---------------------

TOTAL STOCKHOLDERS' EQUITY                                                                   5,075,708                    2,639,999
                                                                                   -------------------        ---------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $        55,573,072         $         48,074,006
                                                                                   ===================        =====================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                           YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                   1998               1997             1996
                                                                               --------------    -------------     -------------
INTEREST INCOME:
  INTEREST AND FEES ON LOANS/LEASES                                            $    3,405,074    $   2,991,380     $   2,462,895
  INTEREST ON INVESTMENT SECURITIES                                                   305,462          186,866           117,225
  INTEREST ON INTEREST BEARING DEPOSITS                                                 5,491            8,914            23,351
  INTEREST ON FEDERAL FUNDS SOLD                                                      339,393          246,707           224,807
                                                                               --------------    -------------     -------------
                                                                                    4,055,420        3,433,867         2,828,278
                                                                               --------------    -------------     -------------
INTEREST EXPENSE:
  INTEREST ON DEPOSITS (NOTE 13)                                                    1,812,980        1,495,204         1,498,089
  INTEREST ON SHORT-TERM BORROWINGS                                                       808               --            64,762
                                                                               --------------    -------------     -------------
                                                                                    1,813,788        1,495,204         1,562,851
                                                                               --------------    -------------     -------------
NET INTEREST INCOME                                                                 2,241,632        1,938,663         1,265,427
PROVISION FOR LOAN/LEASE LOSSES (NOTE 3)                                              323,500          249,300           694,203
                                                                               --------------    -------------     -------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN/LEASE LOSSES                                                             1,918,132        1,689,363           571,224
                                                                               --------------    -------------     -------------
NONINTEREST INCOME (LOSS):
  OTHER EARNING ASSETS                                                                     --               --            11,000
  LOAN SERVICING AND OTHER FEES                                                        93,605           76,397            82,669
  GAIN ON THE SALE OF FIXED ASSETS (NOTES 6 AND 10)                                       100               --           734,641
  OTHER INCOME (NOTE 12)                                                              306,483          148,319          (176,428)
                                                                               --------------    -------------     -------------
                                                                                      400,188          224,716           651,882
                                                                               --------------    -------------     -------------
NONINTEREST EXPENSE:
  SALARIES                                                                            893,146          760,032           746,352
  EMPLOYEE BENEFITS (NOTE 14)                                                         168,513          133,590           140,611
  OCCUPANCY (NOTE 6)                                                                  322,956          296,097           133,151
  FURNITURE AND EQUIPMENT                                                              76,563           60,304            45,697
  OTHER (NOTE 15)                                                                     734,691          647,757         1,067,365
                                                                               --------------    -------------     -------------
                                                                                    2,195,869        1,897,780         2,133,176
                                                                               --------------    -------------     -------------

INCOME (LOSS)  BEFORE INCOME TAXES                                                    122,451           16,299          (910,070)
PROVISION (CREDIT) FOR FEDERAL INCOME TAXES (NOTE 8)                                    9,218               --            (2,461)
                                                                               --------------    -------------     -------------
NET INCOME (LOSS)                                                              $      113,233    $      16,299     $    (907,609)
                                                                               ==============    =============     =============
NET INCOME (LOSS) PER COMMON SHARE (NOTES 1 AND 17)
     BASIC                                                                     $         0.09    $       (0.18)    $       (1.65)
                                                                               ==============    =============     =============
     DILUTED                                                                   $         0.08    $       (0.18)    $       (1.65)
                                                                               ==============    =============     =============
COMPREHENSIVE INCOME (NOTE 1)
===================================
     NET INCOME                                                                       113,233           16,299          (907,609)
     OTHER COMPREHENSIVE INCOME, NET OF TAX
        UNREALIZED GAINS (LOSSES) ON AVAILABLE-FOR-SALE SECURITIES                     14,581            2,880            (5,618)
                                                                               --------------    -------------     -------------
     COMPREHENSIVE INCOME                                                      $      127,814    $      19,179     $    (913,227)
                                                                               ==============    =============     =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 1998, 1997 and 1996

                                                                                               Accumulated
                                                                                                  Other
                                         Common                           Accumulated          Comprehensive
                                         Stock          Surplus             Deficit               Income                 Total
                                     ------------     ------------       --------------        --------------          -----------
Balance December 31, 1995               $561,640       $12,779,622        $ (9,676,323)              $ 5,108            $3,670,047
Net loss                                      --                --            (907,609)                   --              (907,609)
Accrued dividend for
 redeemable preferred
 stock - series A (Note 16)                   --           (18,750)                 --                    --               (18,750)
Change in unrealized
  holding gain (loss) on
  available-for-sale
  securities (AFS), net
  of taxes                                    --                --                  --                (5,618)               (5,618)
                                     -----------      ------------       -------------        --------------           -----------
Balance December 31, 1996               $561,640       $12,760,872        $(10,583,932)              $  (510)           $2,738,070
                                     -----------      ------------       -------------        --------------           -----------
Net income                                    --                --              16,299                    --                16,299
Accrued dividend for
  redeemable preferred
  stock - series A (Note 16)                  --          (117,250)                 --                    --              (117,250)
Change in unrealized
    holding gain (loss) on
    available-for-sale
    securities (AFS), net
    of taxes                                  --                --                  --                 2,880                 2,880
                                     -----------      ------------       -------------        --------------           -----------
Balance December 31, 1997            $   561,640       $12,643,622        $(10,567,633)        $       2,370            $2,639,999
                                     -----------      ------------       -------------        --------------           -----------

Net income                                    --                --             113,233                    --               113,233
Net proceeds from issuance
  of shares of common
  stock                                  269,950         2,087,945                  --                    --             2,357,895
Accrued dividend for
  redeemable preferred
  stock - series A (Note 16)                  --           (50,000)                 --                    --               (50,000)
Change in unrealized
    holding gain (loss) on
    available-for-sale
    securities (AFS), net
    of taxes                                  --                --                  --                14,581                14,581
                                     -----------      ------------       -------------        --------------           -----------
Balance December 31, 1998              $ 831,590      $ 14,681,567        $(10,454,400)        $      16,951            $5,075,708
                                     ===========      ============       =============        ==============           ===========

See Notes to Consolidated Financial Statements.

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1998, 1997 and 1996


                                                                        1998                   1997                  1996
                                                                   --------------         -------------         --------------
 CASH FLOWS FROM OPERATING ACTIVITIES

 Net income (loss)                                                 $     113,233      $         16,299       $      (907,609)
 Adjustments to reconcile net income (loss)
     to net cash provided by (used in) operating activities:
 Depreciation and amortization                                            94,572                50,933                72,370
 Provision for loan/lease losses                                         323,500               249,300               694,203
 Provision for losses on real estate owned                               227,666               114,805               168,187
 Amortization of investment security discounts                              (879)               (7,218)               (1,898)
 Amortization of loan fees and discounts                                 (18,953)              (85,923)              (25,991)
 Net gain on disposal of fixed assets                                       (100)                   --              (734,641)
 Net (gain) loss on real estate owned                                   (104,657)              (27,868)              306,969
 (Increase) decrease in other assets                                     (27,126)              113,379                13,908
 Increase (decrease) in other liabilities                                (24,342)              (24,048)              (22,673)
                                                                  --------------      ----------------       ---------------
 Net cash provided by (used in)
   operating activities                                                  582,914               399,659              (437,175)
                                                                  --------------      ----------------       ---------------

 CASH FLOWS FROM INVESTING ACTIVITIES
 Principal collected - non-bank subsidiaries                               7,498               397,437                50,493
 Bank loans and leases repaid, net of originations                       694,422            (8,173,931)           (7,857,586)
 Loan fees and discounts deferred                                         28,156                75,883                 3,049
 Purchases of securities available-for-sale                           (5,298,526)             (698,270)           (1,695,642)
 Purchases of securities held-to-maturity                               (769,908)           (1,643,096)                   --
 Investments made in real estate owned                                  (571,266)           (1,579,193)           (5,178,439)
 Proceeds received from maturity of securities
     available-for-sale                                                1,881,651             1,100,000               200,000
 Proceeds received from maturity of securities
     held-to-maturity                                                     91,787               863,237                    --
 Proceeds received from real estate owned                              1,136,963             2,441,232            10,011,649
 Purchases of premises and equipment                                     (49,892)              (82,239)              (19,840)
 Proceeds from sale of premises and equipment                                100                    --             1,968,521
                                                                  --------------      ----------------       ---------------
 Net cash provided by (used in)
     investing activities                                             (2,849,015)           (7,298,940)           (2,517,795)
                                                                  --------------      ----------------       ---------------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in demand
     deposits, savings accounts, NOW
     accounts and money market accounts                                6,984,638             3,207,387            (1,276,263)
 Certificates of deposit sold (matured), net                            (560,940)            2,819,799             1,535,603
 Proceeds from issuance of common stock                                2,357,895                    --            (1,538,544)
 Proceeds from issuance of redeemable preferred stock                         --               450,000               750,000
 Redemption of preferred stock & accrued dividend                     (1,386,000)                   --                    --
                                                                  --------------      ----------------       ---------------
 Net cash provided by (used in)
     financing activities                                              7,395,593             6,477,186              (529,204)
                                                                  --------------      ----------------       ---------------

 Net increase (decrease) in cash and cash equivalents                  5,129,492              (422,095)           (3,484,174)

 Cash and cash equivalents at beginning
     of year                                                           5,041,418             5,463,513             8,947,687
                                                                  --------------      ----------------       ---------------

 Cash and cash equivalents at end of year                          $  10,170,910      $      5,041,418       $     5,463,513
                                                                  ==============      ================       ===============

 SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION
 Cash paid during the years for:

 Interest on deposits and other borrowings                         $   1,373,372      $      1,571,590       $     1,701,011
                                                                  ==============      ================       ===============
 Income taxes                                                      $          --      $             --       $            --
                                                                  ==============      ================       ===============
 NON-CASH ITEMS
 Increase in foreclosed properties and
     decrease in loans                                             $     120,000      $        202,000       $       513,740

 Effect on stockholders' equity of an
     unrealized gain (loss) on debt and
     equity securities in available-for-sale                              14,581                 2,880                (5,618)

 Accrued dividend on preferred stock - series A                               --               117,250                18,750

 Effect on common stock resulting from
     the 1-for-5 reverse split (effective 12/31/97)                           --             2,246,561                    --

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies

         Basis of accounting:

             The accounting and reporting policies used in preparing these financial statements conform to generally accepted accounting principles and to general practices within the commercial banking industry.

         Principles of consolidation:

             The accompanying consolidated financial statements include the accounts of United Financial Banking Companies, Inc. and subsidiaries (the Company). Following is a summary of each subsidiary and its primary business activity:

                  The Business Bank and Subsidiaries       Commercial Bank
                  (the Bank)

                  Business Venture Capital, Inc. (BVCI)    Develop certain real
                                                           estate held for sale


             All material intercompany accounts and transactions have been eliminated in consolidation.

         Pervasiveness of Estimates:

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Presentation of cash flows:

             For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and investments in certificates of deposit. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans not acquired for resale, demand, interest checking, savings, and time deposits are reported net.

         Securities:

             Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity (HTM) when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

             Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale (AFS). Available-for-sale securities are stated at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. At December 31, 1998 and 1997, the Company held no securities classified as trading.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Securities (continued):

             The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from investments.

         Loans and lease financing:

             Loans are stated at unpaid principal balances, net of unearned income and the allowance for loan losses. Interest on discounted loans is recognized using the effective yield method. For all other loans, interest is accrued daily on the outstanding balances. Net deferred loan fees and discounts on loans are being amortized over the contractual and/or the estimated average life of the loans as an adjustment of the yield. The estimated average lives of such loans range from one to ten years.

             Lease financing contracts are recorded on the finance method of accounting. Under this method, the aggregate amount of all lease payments and the estimated residual value of the equipment is recorded as an asset. The excess of these assets over the investments in the leased equipment is recorded as unearned income and is credited to income over the lives of the leases under a method that results in an approximate level rate of return when related to the unrecovered lease investment.

             Loans are placed on non-accrual status when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

         Allowance for loan/lease losses:

             The allowance for loan/lease losses is maintained at a level, which in management's judgment, is adequate to absorb credit losses inherent in the existing loan/lease portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan/lease portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan/lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan/lease losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan/lease.

         Real estate owned:

             Real estate owned consists of properties held for resale which were acquired through foreclosure on loans secured by real estate. Other real estate is carried at the lower of cost or appraised market value. In the normal course of business, it is reasonably possible that the estimated market value will change in the near term. Write-downs to market value at the date of foreclosure are charged to the allowance for loan losses. Subsequent declines in market value are charged to expense. Routine holding costs, subsequent declines and recoveries in appraised value are included in other expense. Net gains or losses on disposal are included in other income.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Premises and equipment:

             Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not exceeding 40 and 10 years for buildings and equipment, respectively. Leasehold improvements are amortized over the lesser of the life of the lease or life of the improvements. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the Company's records and gain or loss is included in noninterest income.

         Income taxes:

             The Company accounts for certain income and expense items in different time periods for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are made in recognition of such temporary differences using an asset and liability approach.


         Earnings per common share:

             On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per share (SFAS 128), which supersedes Accounting Principles Board Opinion No. 15. Under SFAS 128, earnings per common share are computed by dividing net income
             (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, if any, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. The dilutive effect for the year ending December 31, 1998 is shown in Note 16. There were no dilutive effects for the years 1997 and 1996. Prior period amounts have been restated, where appropriate, to conform to the requirements of SFAS 128.

         Comprehensive income:

             On January 1, 1998, United Financial Banking Companies, Inc. adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). Under SFAS 130, each company is required to present a 'Statement of Comprehensive Income'. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources such as foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. This adjustment is presented in the Consolidated Statements of Income and Comprehensive Income.

         Reclassifications:

             Certain amounts for fiscal year 1997 and 1996 have been reclassified to conform to the presentation for fiscal year 1998.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2.  Securities


       The amortized cost, gross unrealized gains and losses, and fair value related to the securities portfolio are as follows:



       Securities Available-for-Sale
       -----------------------------
                                               Gross       Gross
                                             Unrealized  Unrealized  Fair
                                Amortized Cost  Gains     Losses    Value
                                --------------  -----     ------    -----
       December 31, 1998:
       U.S. Treasury               $  399,863  $ 1,008  $    --   $  400,871
       U.S. Government Agencies     4,553,599   23,013   (7,070)   4,569,542
       Equity                         159,800       --       --      159,800
                                   ----------  -------  -------   ----------
       Total                       $5,113,262  $24,021  $(7,070)  $5,130,213
                                   ==========  =======  =======   ==========



       December 31, 1997:
       U.S. Treasury               $1,698,506  $ 3,047  $  (677)  $1,700,876
       U.S. Government Agencies            --       --       --           --
       Equity                              --       --       --           --
                                   ----------  -------  -------   ----------
       Total                       $1,698,506  $ 3,047  $  (677)  $1,700,876
                                   ==========  =======  =======   ==========




       Securities Held-to-Maturity
       ---------------------------

       December 31, 1998:
       U.S. Treasury               $  769,397  $ 6,503  $  --   $  775,900
       U.S. Government Agencies       549,495    2,945     --      552,440
       State and Municipal            444,999    1,093     --      446,092
                                   ----------  -------  -----   ----------
       Total                       $1,763,891  $10,541  $  --   $1,774,432
                                   ==========  =======  =====   ==========



       December 31, 1997:
       U.S. Treasury               $  249,639  $ 2,627  $  --   $  252,266
       U.S. Government Agencies       388,308    2,484   (178)     390,614
       State and Municipal            444,826    1,199     --      446,025
                                   ----------  -------  -----   ----------
       Total                       $1,082,773  $ 6,310  $(178)  $1,088,905
                                   ==========  =======  =====   ==========

  The amortized cost and estimated fair value of securities at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

  Securities Available-for-Sale         Amortized Cost  Fair Value
  -----------------------------         --------------  ----------

  Due in one year or less                   $2,379,675  $2,388,488
  Due after 1 year through 5 years           2,136,670   2,146,300
  Due after 5 years through 10 years                --          --
  Due after 10 years                           596,917     595,425
                                            ----------  ----------
  Total                                     $5,113,262  $5,130,213
                                            ==========  ==========

  Securities Held-to-Maturity
  ---------------------------
  Due in one year or less                   $1,513,891  $1,522,232
  Due after 1 year through 5 years                  --          --
  Due after 5 years through 10 years           250,000     252,200
  Due after 10 years                                --          --
                                            ----------  ----------
  Total                                     $1,763,891  $1,774,432
                                            ==========  ==========


  Securities with an amortized cost of $699,307 and $399,205 at December 31, 1998 and 1997, respectively, were pledged as collateral for treasury, tax and loan and a letter of credit at Community Bankers Bank.

  No gross gains or gross losses were realized in 1998 or 1997.



Note 3.  Loans and Lease Financing and Related Accounts

  Major classifications of loans and lease financing are summarized as follows:

                                                  1998          1997
                                              ------------  ------------

           Commercial                         $24,722,636   $27,072,549
           Real estate construction             3,508,361     2,256,394
           Real estate mortgage                 7,081,130     6,748,670
           Installment                          1,662,646     1,743,308
           Leveraged leases                            --       304,642
                                              -----------   -----------
                                               36,974,773    38,125,563
           Less unearned discount                 (12,560)      (40,702)
                                              -----------   -----------
                                               36,962,213    38,084,861
           Allowance for loan/lease losses       (747,374)     (715,399)
                                              -----------   -----------
           Loans and lease financing, net     $36,214,839   $37,369,462
                                              ===========   ===========

   Changes in the allowance for loan/lease losses were as follows:

                                                 1998        1997        1996
                                              ----------  ----------  ----------

           Balance, beginning of year         $ 715,399   $ 584,106   $ 462,846
           Provision charged to operations      323,500     249,300     694,203
           Loans charged off                   (302,139)   (140,053)   (594,140)
           Recoveries                            10,614      22,046      21,197
                                              ---------   ---------   ---------
           Balance, end of year               $ 747,374   $ 715,399   $ 584,106
                                              =========   =========   =========


   Impaired loans are loans where it is probable that a borrower will not be able to pay all amounts due according to the contractual terms of the loan.

   Impaired loans are summarized as follows:

                                     1998      1997
                                   --------  --------

           Non-accrual              $60,378  $102,012
           Restructured                  --        --
           Other impaired loans          --        --
                                    -------  --------
           Total impaired loans     $60,378  $102,012
                                    =======  ========


   The allowance for loan losses related to impaired loans amounted to approximately $34,140, $54,167 and $65,670 at December 31, 1998, 1997 and
   1996, respectively.

   The following is an analysis of approximate interest income related to impaired loans which is recognized on a cash basis:


                                              1998    1997      1996
                                             ------  -------  ---------

           Interest that would have
               been accrued as income        $8,000  $12,000  $ 43,000
           Interest paid and recognized
               as interest income                --       --   (17,000)
                                             ------  -------  --------
           Interest forgone                  $8,000  $12,000  $ 26,000
                                             ======  =======  ========

   There were no commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1998.


   The Company's net investment in leveraged leases is composed of the following elements:


                                                                 1998     1997
                                                                 -----  --------
           Estimated residual value of leased assets             $  --  $304,642
           Less:  unearned and deferred income                      --        --
                                                                 -----  --------
           Investment in leveraged leases                           --   304,642
           Less: deferred taxes arising from leveraged leases       --        --
                                                                 -----  --------
           Net investment in leveraged leases                    $  --  $304,642
                                                                 =====  ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 4.  Significant Concentrations of Credit Risk

   The Company's business activity is primarily with customers located in Northern Virginia and the surrounding metropolitan area. A portion of the Company's lending activity is to customers who have purchased residential homes built on land acquired through a Bank foreclosure in 1990. As of December 31, 1998 and 1997, the Company and its subsidiaries had loans to such customers amounting to approximately $4,577,465 and $4,482,355, respectively. The Company evaluates each customer's creditworthiness on a case-by-case basis. Generally, these loans are secured by the underlying real estate, securities and/or personal assets.

   The Company maintains cash in commercial checking accounts. Accounts at the commercial banks are insured by the Federal Deposit Insurance Corporation only up to $100,000 per customer. At December 31, 1998, the Company had uninsured cash of $46,306.



Note 5. Real Estate Owned
                                                       1998          1997
                                                    ----------   -----------


       Real estate owned                            $2,456,703   $3,016,409
       Allowances for losses on real estate owned     (657,305)    (648,305)
                                                    ----------   ----------
       Real estate owned, net                       $1,799,398   $2,368,104
                                                    ==========   ==========


   Capitalized interest amounted to $-0- and $64,700 for the years ended December 31, 1998 and 1997, respectively.

   Changes in the allowance for losses on real estate owned are summarized as follows:
                                                       1998         1997
                                                    ----------   ----------

       Balance, beginning                           $  648,305   $1,337,825
       Provision charged to operations                  77,666      114,805
       Losses charged to allowance                     (68,666)    (804,325)
                                                    ----------   ----------
       Balance, ending                              $  657,305   $  648,305
                                                    ==========   ==========


Note 6.  Premises and Equipment

   Major classifications of premises and equipment are summarized as follows:


                                                      1998        1997
                                                   ----------  ----------

       Leasehold improvements                       $ 242,485   $ 242,485
       Furniture and equipment                        705,255     700,243
                                                    ---------   ---------
                                                      947,740     942,728

       Accumulated depreciation and amortization     (828,402)   (778,710)
                                                    ---------   ---------
                                                    $ 119,338   $ 164,018
                                                    =========   =========


   Depreciation and amortization expense of $94,572 in 1998, $50,933 in 1997 and $72,370 in 1996, is included in occupancy expense or furniture and equipment expense, depending upon the nature of the asset. During 1998, the useful life of computer related equipment was adjusted from five years to three years. Also during 1998, the useful life of leasehold improvements for the operations center was adjusted resulting in $24,000 of additional amortization expense.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Note 6.  Premises and Equipment (continued)

   Future minimum lease payments for noncancellable operating leases with initial or remaining terms of one year or more as of December 31, 1998, are as follows:


                        1999                            $  273,388
                        2000                               241,850
                        2001                               208,362
                        2002                               208,362
                        2003                               208,362
                 Later years                               625,086
                                                        ----------
Total minimum lease payments                            $1,765,410
                                                        ==========


   Subsequent to December 31, 1998, the Company entered into a lease for a Bank branch location pending regulatory approval. The lease term is for ten years and two months, commencing April 1, 1999. The future minimum lease payments for the branch operating lease total $722,127.

   Rental expense for operating leases amounted to $193,912, $198,324, and $(17,074) for the years ended December 31, 1998, 1997 and 1996, respectively.


Note 7.  Deposits

   Deposit account balances at December 31, 1998 and 1997 are summarized as follows:
                                                      1998          1997
                                                   -----------  -----------

         Noninterest bearing                       $14,264,071  $ 7,778,077
         Interest-bearing demand                    10,105,072    9,676,566
         Savings deposits                              470,890      400,752
         Certificates of deposits                   25,345,426   25,906,366
                                                   -----------  -----------
                                                   $50,185,459  $43,761,761
                                                   ===========  ===========


Certificates maturing in years ending December 31, as of December 31, 1998:

                       1999                                     $13,100,179
                       2000                                       9,883,469
                       2001                                       1,857,917
                       2002                                         131,538
        2003 and thereafter                                         372,323
                                                                -----------
                                                                $25,345,426
                                                                ===========

   Overdrafts of $236,258 have been reclassed and are included in commercial loans.


Note 8.  Income Taxes

   Provision (credit) for income taxes in the consolidated statements of income are summarized as follows:

                        1998   1997     1996
                       ------  -----  --------

           Current     $9,218  $  --  $(2,461)
           Deferred        --     --       --
                       ------  -----  -------
                       $9,218  $  --  $(2,461)
                       ======  =====  =======

   The credit for income taxes for the years ended December 31, 1998, 1997 and 1996, is limited due to the Company's inability to utilize net operating losses and alternative minimum tax credits.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   There were no net deferred income tax assets (liabilities) as of December 31, 1998 and 1997, as illustrated in the following table:

                                                       1998            1997
                                                   ------------     -----------

       Deferred tax liabilities                    $(    4,958)    $(  675,834)
       Deferred tax assets                           2,562,670       3,650,501
       Deferred asset valuation allowance           (2,557,712)     (2,974,667)
                                                   -----------     -----------
       Net deferred tax assets (liabilities)       $        --     $        --
                                                   ===========     ===========

   The principal sources of the deferred tax provisions were as follows:

                                                       1998           1997      1996
                                                      ----------  ----------   ----------
   Accelerated depreciation                           $  11,792   $      242   $  182,978
   Lease financing                                      208,387      159,291      285,950
   Provision for loan losses                             40,929       64,362     (185,201)
   Valuation adjustment of real properties                3,060     (704,524)    (851,512)
   Deferred compensation plans                          (15,235)          --           --
   Supplemental retirement plans                         (9,568)          --        1,632
   Acquisition, development and construction loans           --     (176,269)          --
   Net operating loss carryforward                     (243,373)    (683,824)    (614,880)
   Limitation of net operating losses
     and alternative minimum tax credits                     --    1,333,648    1,195,450
   Other                                                  4,008        7,074      (14,417)
                                                      ---------   ----------   ----------
                                                      $      --   $       --   $       --
                                                      =========   ==========   ==========


   A reconciliation between the amount of reported federal income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate is as follows:

                                                          1998       1997       1996
                                                       ---------  --------  ----------
   Income (loss) before income taxes                    $122,451   $16,299   $(910,070)
   Applicable statutory income tax rate                       34%       34%         34%
                                                        --------   -------   ---------
   Computed "expected" federal tax  expense             $ 41,633   $ 5,542   $(309,424)

   Adjustments to federal income tax resulting from:
       Net operating loss carryforward                  $(32,415)  $(5,542)    309,424
       Other                                                            --      (2,461)
                                                        --------   -------   ---------
       Provision for federal income tax                 $  9,218   $    --   $  (2,461)
                                                        ========   =======   =========

   Other comprehensive income                           $ 14,581   $ 2,880   $  (5,618)
   Applicable tax                                          4,958       979      (1,910)
   Net operating loss carryforward                        (4,958)     (979)      1,910
                                                        --------   -------   ---------
       Other comprehensive income, net of tax           $ 14,581   $ 2,880   $   5,618
                                                        ========   =======   =========

   At December 31, 1998 the Company has net operating loss carryforwards for regular income tax purposes of $6,403,759 which will expire $735,013 in 2007, $1,849,246 in 2008, $1,829,709 in 2010 and $1,989,791 in 2011. The Company
   also has an alternative minimum tax credit carryforward of approximately $311,000 which may be carried forward indefinitely.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 9.  Commitments and Contingencies

   General Contingency

   The Company, in the normal course of its business, is occasionally the subject of legal actions and proceedings. In the opinion of management, after consultation with counsel, there were no legal matters pending as of December 31, 1998 which would have a material adverse effect on the Company's financial statements.

   Year 2000

   The Company has considered the impact of Year 2000 issues on our computer systems and applications and have developed a remediation plan. Conversion activities, including testing, are in process. The Company anticipates such activities to be completed by June 1999. The Board of Directors and management view Year 2000 as an issue which requires on-going assessment. The Company will make assessments, modifications, and corrections to ensure Year 2000 compliance.

   Financial Instruments With Off-Balance Risk

   In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include commitments to extend credit and standby letters of credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Such collateral, where required, generally consists of real estate and assets of the business.

   Lines of credit are established for a potential borrower as an indication of the aggregate amount of outstanding loans that the Company is willing to extend. At December 31, 1998 and 1997, commitments to extend credit under unused lines of credit amounted to approximately $2,243,703 and $3,028,633, respectively.

   The Company's outstanding standby letters of credit amounted to approximately $618,474 and $505,474 as of December 31, 1998 and 1997, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to customers.


Note 10.  Related Party Transactions

   Directors and officers of the Company were customers of, and entered into transactions with, the Company in the ordinary course of business. Loan transactions with directors and officers were made on substantially the same terms as those prevailing for comparable loans to other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Loans to directors and officers, including family members or businesses in which they have 5 percent or more beneficial ownership, are summarized as follows:


             Balance, December 31, 1996    $1,309,857
               Additions                      144,547
               Reductions                    (322,081)
                                           ----------
             Balance, December 31, 1997    $1,132,323
               Additions                      450,257
               Reductions                    (281,272)
                                           ----------
             Balance, December 31, 1998    $1,301,308
                                           ==========


   The December 31, 1998 balance consists of both secured and unsecured loans. None of the loans to related parties were classified as non-performing as of December 31, 1998.

   The Bank held related party deposits of approximately $1,934,000 and $1,751,000 at December 31, 1998 and 1997, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   During the year ended December 31, 1996, the building which serves as the Company's headquarters was sold to a limited liability corporation, organized in the state of Virginia. Mr. Manuel V. Fernandez, a beneficial shareholder owning in excess of 5% of the Company's Common Stock and as of June 5, 1998 a director of UFBC, has 50% beneficial ownership of the limited liability corporation. A second shareholder, owning less than 5% of the Company's Common Stock also has 50% beneficial ownership in the limited liability corporation. The building was sold for $1,968,171, net. The sale resulted in a gain of $734,291 for the Company's banking subsidiary which owned the building. The terms of the sale were substantially the same as those prevailing for similar sales within the market area that the building is located. The Company did not finance any portion of the transaction.

   During the year ended December 31, 1996, the Bank sold a piece of foreclosed real estate to another limited liability corporation, organized in the state of Virginia. Mr. Manuel V. Fernandez, a beneficial shareholder owning in excess of 5% of the Company's Common Stock and as of June 5, 1998 a director of UFBC, has 50% beneficial ownership of the limited liability corporation. A second shareholder, owning less than 5% of the Company's Common Stock also has 50% beneficial ownership in the limited liability corporation. The foreclosed property was sold for $960,294, net. The sale resulted in a consolidated loss of $370,529. The terms of the sale were substantially the same as those prevailing for similar sales within the market area that the foreclosed property is located. With regulatory approval, the Bank financed $790,000 of the sales price of the property. The loan was made on substantially the same terms as those prevailing for comparable loans to other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

   During 1996, certain shareholders and directors holding $600,000 of the Company's secured notes chose to convert their notes to redeemable preferred stock (Note 16). The redeemable preferred stock and accrued dividends were paid in May 1998 from proceeds of the Company's private offering (Offering). Certain directors and shareholders then purchased 213,427 shares of common stock in the Offering.


Note 11.  Regulatory Requirements and Restrictions

   On May 19, 1997, the Board of Directors of the Bank submitted a resolution to the FDIC and to the SCC which required certain specific peformance and reporting actions by the Bank. These included maintenance of a Tier 1 Leverage Capital ratio of 6.0% and a Total Risk Base Capital of 8.0%. It also included a restriction on the payment of dividends requiring specific consent of supervisory authority before dividends could be paid. Subsequent to December 31, 1998, performance and reporting actions under this resolution were no longer required by the FDIC and the SCC. The Bank is only required to meet the general safety and soundness operating requirements as promulgated by regulatory authorities and as further discussed in the remainder of this footnote.

   The Company's banking subsidiary is subject to federal and/or state statutes which prohibit or restrict certain of its activities, including the transfer of funds to the Company. There are restrictions on loans from the Bank to the Company, and the Bank is limited as to the amount of cash dividends it can pay. The Bank paid no dividends in 1998, 1997 and 1996.

   The Federal Reserve Act (Act) allows the Bank to make loans or other extensions of credit to its parent, UFBC, only if such loans do not exceed 10 percent of the Bank's capital and surplus and if such loans or extensions of credit are secured by adequate collateral, as defined by the Act. The Bank's capital and surplus totaled approximately $4,884,000 at December 31, 1998; thus net assets of the Bank in excess of approximately $488,400 were restricted from use by UFBC in the form of loans or advances. UFBC had no such borrowings from the Bank in 1998 or 1997.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   As a participant in the Federal Reserve system, the Bank is required to maintain certain average reserve balances which are non-interest bearing. The daily average reserve requirement for the week including December 31, 1998 was $301,000.

   The Federal Reserve Board issued risk-based capital guidelines for bank holding companies. The guidelines initially defined a two-tier capital framework. Tier I Capital consists of common and qualifying preferred shareholders' equity less intangible assets. Tier II Capital consists of mandatory convertible, subordinated and other qualifying debt, preferred stock not qualifying as Tier I Capital and the reserve for loan losses up to
   1.25 percent of risk-weighted assets. Under these guidelines, one of four risk weights is applied to the different on-balance sheet assets. Off-balance sheet items such as loan commitments are also applied a risk weight after conversion to balance sheet equivalent amounts. Tier I and Tier II Capital require a minimum ratio of 4.0% and 8.0%, respectively. The Federal Reserve issued another guideline, a minimum Leverage ratio, which measures the ratio of Tier I capital to quarterly average assets less intangible assets. A Leverage ratio of 4% must be maintained for highly rated banks. Otherwise, the minimum leverage ratio, based upon the institution's overall financial condition, must be at least 100 to 200 basis points above the minimum. These guidelines were also adopted by the Federal Deposit Insurance Corporation and therefore applies to the Company's banking subsidiary. Additionally, the Federal Reserve Board requires bank holding companies to meet a minimum ratio of qualifying Total (combined Tier I and Tier II) capital to risk-weighted assets of 8.0%, at least half of which must be composed of core (Tier I) capital elements. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company and the consolidated financial
   statements.   The following table presents the Company and the Bank's capital position and related ratios as of December 31, 1998 and 1997.

                                                                                       1998          1997
                                                                                   ------------  ------------
       Tier I Capital
           Company                                                                 $ 5,058,757   $ 2,637,629
           The Business Bank                                                         4,866,918     3,710,755

       Total qualifying capital                                                    $ 5,531,388   $ 4,142,446
           The Business Bank                                                         5,328,278     4,161,249

       Risk-weighted assets                                                        $36,789,046   $35,994,010
           The Business Bank                                                        36,656,953    35,824,784
       Quarterly average assets
           Company                                                                 $54,522,051   $46,219,323
           The Business Bank                                                        53,072,771    45,533,315

                                                                                                    Required
       Risk-based capital ratios:                                           1998          1997       Minimum
                                                                           -----   -----------   -----------
         Tier I capital (Tier I capital/risk-weighted assets)
           Company                                                         13.75%         7.33%         4.00%
           The Business Bank                                               13.28%        10.36%         4.00%
         Total capital (Total capital/risk-weighted assets)
           Company                                                         15.01%        11.51%         8.00%
           The Business Bank                                               14.54%        11.62%         8.00%
       Leverage ratio (Tier I capital/adjusted average assets)
           Company                                                          9.28%         5.71%         5.00%
           The Business Bank                                                9.17%         8.15%        *6.00%


       *Minimum required under Resolution of the Bank Board of Directors

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Note 12. Other Income
                                                                1998        1997         1996
                                                             ----------  ----------   ----------
       Service charges on deposits                           $  113,836  $   98,840   $   71,362
       Fees on letters of credit                                  6,280       5,580        7,433
       Gain (loss) on sale of real estate owned                 104,657      27,993     (306,969)
       Forfeited deposit on real estate owned                        --          --       21,452
       Gain on sale of loans                                     39,818          --           --
       Other                                                     41,892      15,906       30,294
                                                             ----------  ----------   ----------
                                                             $  306,483  $  148,319   $ (176,428)
                                                             ==========  ==========   ==========


Note 13. Interest on Deposits
                                                                1998        1997         1996
                                                             ----------  ----------   ----------

           Savings and NOW                                   $   56,526  $   60,902   $   66,738
           Money market                                         312,769     231,789      163,612
           Time:
            Under $100,000                                    1,082,856     948,741      929,006
            $100,000 and over                                   360,829     318,472      338,733
           Less:  capitalized interest                               --     (64,700)          --
                                                             ----------  ----------   ----------
                                                             $1,812,980  $1,495,204   $1,498,089
                                                             ==========  ==========   ==========

   In 1997, interest was capitalized on certain property classified as real estate owned (Note 5).


Note 14. Employee Benefit Programs

         (a) Retirement Plans

         The Company has a 401(K) Plan which covers all employees who meet specified age and employment requirements. The administrative expense associated with the 401(K) Plan was approximately $1,600 in 1998, $1,500 in 1997 and $1,200 in 1996. The Company made contributions to the 401(K) Plan of $24,000 in 1998, $5,000 in 1997 and $0 in 1996.
         Future contributions, if any, will be determined annually at the discretion of the Company's Board of Directors.

         (b)  Stock Options

         The Company has an Executive Stock Plan (Plan) covering substantially all employees. Under the Plan, any employee who has or is expected to significantly contribute to the Company's growth and profit may be granted one or more options and/or Stock Appreciation Rights (SAR). Members of the Compensation Committee are not eligible. The Committee, consisting of non-employee members of the Board of Directors, may designate the characteristics and terms of the granted options or SARs.

         The Committee establishes the price of each option share granted. The maximum number of shares issuable under the Plan currently is 69,880 based on formula adjustments since adoption of the Plan. This amount includes the 12,062 increase in the number of shares issuable under the Plan which was approved at the Annual Meeting of Shareholders on June 12, 1996. The options are exercisable at any time over a ten year period from the date of grant as long as the option holder is an employee of the Company. As of December 31, 1998, 49,182 options to purchase common stock had been granted. Certain employee grants vest over a four year span.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   In 1996, Company shareholders approved the 1996 Nonqualified Stock Option Plan for Non-Employee Directors (the Directors Plan) which awards options to purchase an aggregate of 8,000 shares of Company Common Stock to non-employee directors of the Company and the Bank. The options have a term of ten years from the date of grant and have an exercise price of $7.50 per share. On July 1, 1996, five non-employee directors received options to purchase 800 shares of Company Common Stock. On July 1, 1997 and 1998, five non-employee directors received options to purchase 400 shares of Company Common Stock.
   No options may be granted pursuant to the Directors Plan after July 1, 1998.

   The following table summarizes the Company's stock option activity for the years ended December 31, 1998 and December 31, 1997:


                                            Average
                                           Price Per
                                             Share    Options   Exercisable
                                           ---------  --------  -----------
       Outstanding at December 31, 1996    $    7.50   45,082        28,233
           Granted                              7.50    4,000
           Exercised                              --       --
           Canceled or expired                  7.50     (400)
                                                       ------
       Outstanding at December 31, 1997    $    7.50   48,682        37,449
           Granted                              8.75   10,100
           Exercised                              --       --
           Canceled or expired                  7.89   (4,400)
                                                       ------
       Outstanding at December 31, 1998    $    7.71   54,382        48,765
                                                       ======        ======


   The Company has elected to account for stock-based compensation under the intrinsic value guidelines of APB 25. Under the intrinsic value based method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the option as of the date granted, over the exercise price. The Company's policy is to grant options at the current market value. Accordingly, no compensation expense associated with the options granted was recognized as of December 31, 1998, 1997 and 1996.


Note 15.  Other Expense

                                                             1998         1997       1996
                                                         -------------  --------  ----------
       Data processing                                        $114,938  $ 95,584  $   90,088
       Professional fees                                        83,169    79,254     180,634
       Stationery, printing and supplies                        49,357    48,711      36,137
       Insurance                                                56,429    89,980     144,232
       Consulting and commissions                                   --     7,875     121,622
       Telephone                                                16,463    13,300      15,956
       Advertising                                               7,411     9,104      22,405
       Travel, mileage, and lodging                              7,557    10,166      11,909
       Provision for losses on real estate owned, net          227,666    72,631     168,187
       Real estate owned, holding expense                       49,914   110,305     178,202
       Other                                                   121,787   110,847      97,993
                                                              --------  --------  ----------
                                                              $734,691  $647,757  $1,067,365
                                                              ========  ========  ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Note 16. Redeemable Preferred Stock

         In 1996, the Board of Directors authorized the issuance of up to 900 shares of Series A Preferred Stock in exchange for certain promissory notes issued by the Company or for cash. The issuance of up to 36,000 warrants, exercisable at $7.50 per warrant and expiring September 30, 2001, was also authorized. At December 31, 1996, 500 shares of Series A Preferred Stock and warrants to purchase 20,000 shares of common stock were outstanding. At December 31, 1997, 800 shares of Series A Preferred Stock and warrants to purchase 32,000 shares of common stock were outstanding. The Series A Preferred Stock bore a ten percent (10%) cumulative annual dividend. The Series A Preferred Stock was mandatorily redeemable, at a redemption price of one thousand five hundred dollars ($1,500) plus any dividends accrued but unpaid as of the redemption date, on September 30, 2001.

         The Series A Preferred Stock was redeemed and accumulated dividends were paid by the Company on May 31, 1998 with proceeds from the Company's Private Offering (Note 17). On May 31, 1998, the Series A Preferred Stock and accumulated dividends totaled $1,386,000. Warrants to purchase 32,000 shares of common stock are outstanding, exercisable at $7.50 per warrant and expire on September 30, 2001.


Note 17. Shareholder's Equity

         The Company has authorized 5,000,000 shares of no par value preferred stock. At December 31, 1998 and 1997, there were -0- and 800 shares of preferred stock outstanding, respectively. The preferred stock discussed in Note 16 was prohibited from being classified as shareholders' equity by the Security and Exchange Commission (SEC) due to its mandatory redemption requirement.

         The Company has authorized 3,500,000 shares of $1 par value common stock. At December 31, 1998 and 1997, there were 831,590 and 561,640 common shares outstanding, respectively. Common shares reserved by the Company for future issuance (convertible notes, stock option plans and stock warrants) total 125,580.

         Private Offering
             During 1998, the Company completed a Private Placement Offering (Offering) to raise $3,500,000 of common equity for the purpose of retiring the Preferred Stock and accrued dividends, and to fund new growth opportunities for the Bank. The Company sold 269,950 shares of its common stock at $8.75 per share. On May 31, 1998, $1,200,000 of the $2,362,062 Offering proceeds were used to redeem the Company's Preferred Stock - Series A and to pay the accrued dividends totaling $186,000. UFBC invested $700,000 of the proceeds into the Bank to support growth. UFBC also used $150,000 to purchase a participation in a Bank asset and used $50,000 to pay off a short-term note. The remainder of the proceeds has been held as working capital for UFBC. Offering costs totaled approximately $5,000.

         One-For-Five Reverse Split
             At a Special Meeting of Stockholders held on December 22, 1997, stockholders approved an amendment to the Articles of Incorporation of UFBC effecting a one-for-five reverse split of the outstanding shares of the Company's common stock. The amendment became effective December 31, 1997 and each five shares of common stock were combined and converted into one share of common stock. Stockholders received cash in lieu of any fractional shares resulting from the reverse split.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The following table shows the effect on stockholders' equity as the result of the one-for-five reverse split.

                                                              Prior to         Restated
                                                            One-For-Five     One-For-Five
                                                            Reverse Split   Reverse Split
                                                            -------------   -------------
       Total Stockholders' Equity:
           Common Stock                                      $  2,808,201    $    561,640
           Surplus                                             10,397,061      12,643,622
           Accumulated Deficit                                (10,567,633)    (10,567,633)
           Unrealized gain (loss) on securities AFS                 2,370           2,370
                                                             ------------    ------------
            Total Stockholders' Equity at 12/31/97           $  2,639,999    $  2,639,999
                                                             ============    ============

           Common Stock                                      $  2,808,201    $    561,640
           Surplus                                             10,514,311      12,760,872
           Accumulated Deficit                                (10,583,932)    (10,583,932)
           Unrealized gain (loss) on securities AFS                  (510)           (510)
                                                             ------------    ------------
            Total Stockholders' Equity at 12/31/96           $  2,738,070    $  2,738,070
                                                             ============    ============

The following table is a reconciliation of earnings per common share as computed under SFAS 128 (Note 1).

                                                          Income        Shares      Per Share
                                                        (Numerator)  (Denominator)    Amount
                                                        -----------  -------------  ----------
Basic Earnings Per Share
------------------------

For the year ended December 31, 1998
         Net Income                                      $ 113,233
         Less: Preferred Stock Dividends                  ( 50,000)
                                                         ---------
         Basic earnings (loss) per common share:
           Income available to common stockholders       $  63,233        716,395   $     .09
                                                         =========   ============   =========

For the year ended December 31, 1997
         Net Income                                      $  16,299
         Less: Preferred Stock Dividends                  (117,250)
                                                         ---------
         Basic earnings (loss) per common share:
           Income available to common stockholders        (100,951)       561,640   $    (.18)
                                                         =========   ============   =========

For the year ended December 31, 1996
         Net Income                                      $(907,609)
         Less: Preferred Stock Dividends                   (18,750)
                                                         ---------
         Basic earnings (loss) per common share:
           Income available to common stockholders        (926,359)       561,640   $   (1.65)
                                                         =========   ============   =========

Diluted Earnings Per Share
--------------------------
For the year ended December 31, 1998
         Net Income available to common stockholders     $  63,233        716,395

         Add: Contracts to issue common stock
              Warrants - expire 12/31/99                                   14,000
              Warrants - expire  9/30/01                                   32,000
              Options - expire 12/31/05 - 6/30/08                          52,357
                                                                     ------------
              Weighted-average diluted shares outstanding                 814,752

         Diluted earnings  per common share:             $  63,233        814,752   $     .08
                                                         =========   ============   =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 18.  Fair Value of Financial Instruments

   Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107), requires disclosure of the estimated fair values of financial instruments which is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses or other valuation techniques. Those techniques involve subjective judgment and are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The estimation methods for individual classifications of financial instruments are more fully described below. Accordingly, the net realizable values could be materially different from the estimates presented below.

   Cash and short-term investments
   The carrying value of cash and short-term investments is a reasonable estimate of fair value.

   Investment Securities
   Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

   Loans
   For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   Deposits
   The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at December 31, 1998 and 1997. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.


                                     1998                       1997
                            -----------------------  ------------------------
                               Book         Fair         Book         Fair
                               Value        Value        Value        Value
                            -----------  -----------  -----------  -----------
   Financial Assets:
      Cash and short-term
       investments          $10,170,000  $10,170,000  $ 5,041,000  $ 5,041,000
   Investment securities      6,894,000    6,905,000    2,784,000    2,790,000
   Net loans                 36,215,000   37,923,000   37,064,000   38,269,000
   Financial Liabilities:
      Deposits               50,186,000   50,491,000   43,762,000   43,904,000


   SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amount presented should not be interpreted as representing the underlying value of the Company.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 19.  Parent Company Financial Statements

   Condensed financial statements of the parent company, United Financial Banking Companies, Inc. as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, follow:

                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                     ASSETS                           1998        1997
                                                   ----------  ----------

   Cash on deposit with subsidiary bank            $   38,134  $  178,842
   Investment in The Business Bank                  4,866,917   3,710,755
   Investments in other subsidiaries                  152,570      40,517
   Loans and leases receivable, net                    44,709      92,207
   Other assets                                         3,251      45,076
                                                   ----------  ----------

                  Total assets                     $5,105,581  $4,067,397
                                                   ==========  ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY

   LIABILITIES
    Other liabilities                              $   46,824  $   93,768
                                                   ----------  ----------
     Total liabilities                                 46,824      93,768
                                                   ----------  ----------

   REDEEMABLE PREFERRED STOCK
    Series A                                               --   1,336,000

   STOCKHOLDERS' EQUITY                             5,058,757   2,637,629
                                                   ----------  ----------
     Total liabilities and stockholders' equity    $5,105,581  $4,067,397
                                                   ==========  ==========


                             STATEMENTS OF INCOME
                 Years Ended December 31, 1998, 1997 and 1996

                                                        1998       1997        1996
                                                    ----------  ----------  ----------
   Income:
    Interest                                        $   8,472   $  39,611   $  35,337
    Other                                                  48     (42,575)    (73,051)
                                                    ---------   ---------   ---------
          Total income                                  8,520      (2,964)    (37,714)
   Expenses                                           454,285     247,524     946,093
                                                    ---------   ---------   ---------
   Income (loss) before income taxes                 (445,765)   (250,488)   (983,807)
   Federal income tax expense (benefit)                 9,218          --      (2,461)
                                                    ---------   ---------   ---------
   Income (loss)                                     (454,983)   (250,488)   (981,346)
   Undistributed net gain (loss) of subsidiaries      568,216     266,787      73,737
                                                    ---------   ---------   ---------
   Net income (loss)                                $ 113,233   $  16,299   $(907,609)
                                                    =========   =========   =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998, 1997 and 1996


                                                             1998         1997        1996
                                                         ------------  ----------  -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                       $   113,233   $  16,299   $ (907,609)
 Adjustments to reconcile net income
 (loss) to net cash used in operating activities:
   Provision for loan losses                                 180,000      91,100      498,800
   Provision for losses on real estate owned                      --          --       28,000
   (Gain) loss on real estate owned                               --          --       75,000
   Undistributed net (gain) loss of:
      The Business Bank                                     (456,163)   (214,084)    (154,460)
      Other Subsidiaries                                    (112,053)    (52,703)      80,723
   (Increase) decrease in other assets                        41,826        (202)      (1,609)
   Increase (decrease) in other liabilities                  (46,944)     53,526       11,730
                                                         -----------   ---------   ----------

       Net cash provided by (used in)
         operating activities                               (280,101)   (106,064)    (369,425)
                                                         -----------   ---------   ----------


CASH FLOWS FROM INVESTING ACTIVITIES
 Principal collected on loans                                  7,498     397,437       50,493
 Loans and leases purchased from subsidiary                 (140,000)   (155,168)    (533,162)
     Real estate owned purchased from subsidiary                  --          --     (103,000)
 (Investment in) distributions from
   subsidiaries                                             (700,000)   (540,195)   1,349,491
                                                         -----------   ---------   ----------

       Net cash provided by (used in)
         investing activities                               (832,502)   (297,926)     763,822
                                                         -----------   ---------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net short-term borrowings                                        --          --     (600,000)
 Proceeds from issuance of redeemable preferred stock                    450,000      150,000
 Proceeds from issuance of common stock                    2,357,895          --           --
 Redemption of preferred stock & accrued dividend         (1,386,000)         --           --
                                                         -----------   ---------   ----------
       Net cash provided by (used in)
         financing activities                                971,895     450,000     (450,000)
                                                         -----------   ---------   ----------

 Net increase (decrease) in cash and cash equivalents       (140,708)     46,010      (55,603)

 Cash and cash equivalents at beginning of year              178,842     132,832      188,435
                                                         -----------   ---------   ----------

 Cash and cash equivalents at end of year                $    38,134   $ 178,842   $  132,832
                                                         ===========   =========   ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION                              1998   1997    1996
                                         -----  -----  -------

 Cash paid during the years for:
   Interest on borrowings                $ 808  $  --  $69,811
                                         -----  =====  =======

   Income taxes                          $  --  $  --  $    --
                                         =====  =====  =======


SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES

 In 1997, $117,250 was accrued for dividends payable on the preferred stock - series A.

 In 1996, $600,000 of short-term borrowings were converted into 400 shares of redeemable preferred stock.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------

TABLE  1    Selected Consolidated Financial Data
------------------------------------------------------------------------------------------------------------------------------------

Year Ended December 31,                             1998              1997               1996              1995              1994
----------------------------      --------------------------------------------------------------------------------------------------

Results of operations:
  Total interst income                  $        4,055,420     $   3,433,867      $   2,828,278     $   2,191,867     $   1,606,565
  Total interest expense                         1,813,788         1,495,204          1,562,851         1,343,596           992,089
                                        ------------------      ------------       ------------      ------------      ------------
  Net Interest income                            2,241,632         1,938,663          1,265,427           848,271           614,476

  Provision for
     loan/lease losses                             323,500           249,300            694,203              (295)         (238,727)

                                        ------------------      ------------       ------------      ------------      ------------
  Net interest income after
    provision for
    loan/lease losses                            1,918,132         1,689,363            571,224           848,566           853,203

  Other income                                     400,188           224,716            651,882           231,796           579,788

  Other expenses                                 2,195,869         1,897,780          2,133,176         2,403,850         3,661,756
                                        ------------------      ------------       ------------      ------------      ------------
  Income before
    income taxes and
    extraordinary gain                             122,451            16,299           (910,070)       (1,323,488)       (2,228,765)


  Income tax
    expense(benefit)                                 9,218                 -             (2,461)            2,598            10,640
                                        ------------------      ------------       ------------      ------------      ------------
  Net income(loss) before
    extraordinary gain                             113,233            16,299           (907,609)       (1,326,086)       (2,239,405)


  Extraordinary gain, net of
    state income tax effect
    of $20,158                                           -                 -                  -                 -         3,357,375
                                        ------------------      ------------       ------------      ------------      ------------
  Net income(loss)                      $          113,233      $     16,299       $   (907,609)     $ (1,326,086)     $  1,117,970
                                        ==================      ============       ============      ============      ============

Earnings per share:
Net income                                         113,233            16,299           (907,609)       (1,326,086)       (2,239,405)

  Less: preferred stock dividends                  (50,000)         (117,250)           (18,750)                -                 -
                                        ------------------      ------------       ------------      ------------      ------------

  Income available to common
   stockholders before
       extraordinary gain:                          63,233          (100,951)          (926,359)       (1,326,086)       (2,239,405)

Basic earnings
 (loss) per common share:               $             0.09      $      (0.18)     $       (1.65)     $      (2.40)     $     (11.02)

Diluted earnings
 (loss) per common share:               $             0.08      $          -   *  $       (1.65)     $      (2.40)     $          -
   Add: extraordinary gain                               -                 -                  -                 -         3,357,375
                                        ------------------      ------------       ------------      ------------      ------------
  Income available to
   common stockholders                              63,233          (100,951)          (926,359)       (1,326,086)        1,117,970
Basic earnings
 (loss) per common share:               $             0.09      $      (0.18)      $      (1.65)     $      (2.40)     $       5.50
Diluted earnings
 (loss) per common share:               $             0.08      $          -   *   $      (1.65)     $      (2.40)     $       5.30

Average weighted
 shares outstanding:
      Basic                                        716,395           561,640            561,640           551,550           203,305
      Diluted                                      814,752           585,873            561,640           551,550           211,080

Period-ending balances:

  Total loans                           $       36,962,213     $  38,084,861      $  30,618,335     $  23,874,982     $  14,716,184
  Total assets                                  55,573,072        48,074,006         41,601,689        43,065,970        32,945,072
  Total deposits                                50,185,459        43,761,761         37,734,574        37,475,235        26,036,309
  Shareholders' equity                           5,075,708         2,639,999          2,738,070         3,670,047         4,866,826

Selected ratios:

  Return on  average
    total assets                                      0.22%             0.04%            (2.07)%           (3.45)%             3.15%


  Return on average
    earning assets                                    0.23%             0.04%            (2.68)%           (5.23)%             5.61%


  Return on average
    shareholder's equity                             2.90%             0.61%           (27.51)%          (29.73)%            94.59%

  Average shareholders'
    equity to average
    total assets                                     7.50%             5.87%              7.54%            11.60%             3.33%

* anti-dilutive

                   UNITED FINANCIAL BANKING COMPANIES, INC.


OVERVIEW

     United Financial Banking Companies, Inc. (UFBC) is a one-bank holding company which owns 100% of the issued and outstanding shares of common stock of The Business Bank (the Bank). UFBC also wholly owns Business Venture Capital, Inc. (BVCI) which holds certain real estate for sale. Collectively, UFBC, the Bank, and BVCI are referred to as "the Company". The following commentary provides an overview of the consolidated financial condition and results of operation of the Company, and should be read together with the consolidated financial statements and accompanying notes presented in this report.

     Forward looking statements. This discussion and other sections of this report contains forward looking statements, including statements of goals, intentions and expectations as to future trends, plans, or results of Company operations and policies and assumptions regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, Year 2000 compliancy and other conditions which, by their nature, are not conducive to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results may differ materially from those indicated herein.

     The Company reported net income of $113,233 or $.09 per share for the year ended December 31, 1998. Earnings per share for the year ended December 31, 1998 is impacted by paid dividends of $50,000 for the Company's Series A preferred stock (Note 16 to the consolidated financial statements). For the year ended December 31, 1997, the Company reported net income $16,299 and net loss of $.18 per share. Earnings per share for the year ended December 31, 1997 was impacted by accrued dividends of $117,250 for the Company's Series A preferred stock (Note 17 to the consolidated financial statements). The Company reported a net loss of $907,609, or $1.65 per share for the year ended December 31, 1996. Income for the year ended December 31, 1998 is primarily attributable to income from the Bank subsidiary. Bank operating income improved during 1998 due to increased earning assets.

     Growth was the key influence on income for 1998. Total assets increased $7,499,000 or 15.6% during 1998. Average earning assets increased $7,637,000 or 18.8% during 1998 despite significant loan payoffs (Consolidated Average Balances, Table 2). Contributing to the volume of earning assets, non-earning assets decreased $586,000 or 20.4% from $2,879,000 at December 31, 1997 to $2,293,000 at December 31, 1998 as shown in the Consolidated Balance Sheets. Non-earning assets were 4.1% of total assets at December 31, 1998 compared to 6.0% of total assets at December 31, 1997.

     During 1997, management focused on the growth of earning assets in addition to the liquidation of non-earning assets. Both are critical to the Company's plan to return to profitability. Primarily due to the sale of real estate owned
(REO), non-earning assets decreased $830,000 or 22.4% from $3,709,000 at December 31, 1996 to $2,879,000 at December 31, 1997 as shown in the Consolidated Balance Sheets. Non-earning assets were 6.0% of total assets at December 31, 1997 compared to 8.7% of total assets at December 31, 1996. The decrease in non-earning assets contributed to the Company's growth in total average earning assets which grew $6,941,000 or 20.5% during 1997 and produced a 53.0% increase in net interest income (Consolidated Average Balances, Table 2).

     The Company's loss for the year ended December 31, 1996 was due to the charge-off of a portion of a leveraged lease asset, losses on the sale of REO and REO write-downs and REO holding costs. The Bank building was sold on December 30, 1996 for a net gain of $734,291. As the result of REO sales, the leveraged lease charge-off and the sale of the Bank building, non-earning assets decreased 64.5% when compared to the year ended December 31, 1995. However, the gain from the sale of the Bank building, the 33.4% increase in total average earning assets and the 49.2% increase in net interest income during 1996 was offset by provision expense due to charge-offs, losses on the sales of REO and REO write-downs of approximately $1,174,000.

                   UNITED FINANCIAL BANKING COMPANIES, INC.

TABLE  2
CONSOLIDATED AVERAGE BALANCES/NET INTEREST ANALYSIS/
YIELDS AND RATES
-------------------------------------------------------
FOR THE YEAR ENDED                          DECEMBER 31, 1998                DECEMBER 31, 1997                DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                     Average                Yield/    Average                 Yield/    Average               Yield/
                                     Balance     Interest    Rate     Balance      Interest    Rate     Balance   Interest     Rate
------------------------------------------------------------------------------------------------------------------------------------

             ASSETS
Earning assets:
 Loans/Leases:
 Commercial                       $ 25,163,714  $ 2,462,453 9.79% $ 23,856,037  $ 2,269,847   9.51% $19,112,191 $1,860,952  9.74%
 Real estate construction            2,756,519      264,084 9.58%    1,562,737      150,606   9.64%   2,031,003    175,920  8.66%
 Real estate mortgage                6,950,303      527,037 7.58%    5,148,096      391,356   7.60%   2,762,087    215,294  7.79%
 Installment                         1,641,652      151,500 9.23%    1,974,646      179,571   9.09%   2,497,572    210,729  8.44%
 Leases                                273,446            - -          364,385            -   -         807,442          -  0.00%
                                  ------------- ------------      ------------- ------------        ------------ ---------
    Total loans/leases              36,785,634    3,405,074 9.26%   32,905,901    2,991,380   9.09%  27,210,295  2,462,895  9.05%
                                  ------------- ------------      ------------- ------------        ------------ ---------

Interest-bearing deposits               88,056        5,491 6.24%      151,613        8,914   5.88%     377,217     23,351  6.19%
Federal funds sold                   6,229,522      339,393 5.45%    4,516,220      246,707   5.46%   4,203,072    224,807  5.35%
Investment securities                5,264,914      305,462 5.80%    3,157,053      186,866   5.92%   1,999,656    117,225  5.86%
                                  ------------- ------------      ------------- ------------        ------------ ---------
   Total earning assets             48,368,126    4,055,420 8.38%   40,730,787    3,433,867   8.43%  33,790,240  2,828,278  8.37%
                                                ============                    ============                     =========
Noninterest-earning assets
 Cash and due from banks             1,768,063                       1,666,506                        1,768,340
 Other assets                        2,682,471                       3,700,273                        8,678,803
 Allowance for loan losses/lease      (763,834)                       (619,807)                        (495,103)
                                  -------------                   -------------                     ------------
     Total assets                 $ 52,054,826                    $ 45,477,759                      $43,742,280
                                  =============                   =============                     ============

        LIABILITIES AND
       STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
Interest-bearing deposits:
 Savings and NOW accounts            2,360,360       56,526 2.39%    2,598,967       60,902   2.34%   2,717,904     66,738  2.46%
 Money market accounts               8,817,006      317,462 3.60%    6,918,458      231,789   3.35%   5,106,331    163,612  3.20%

 Time:
  Under $100,000                    19,638,531    1,078,163 5.49%   17,579,511      884,041  5.40%(1)16,569,137    929,006  5.61%
  $100,000 and over                  6,636,143      360,829 5.44%    5,976,740      318,472   6.33%   6,237,825    338,733  5.43%
                                  ------------- ------------      ------------- ------------        ------------ ----------
    Total interest-bearing
      deposits                      37,452,040    1,812,980 4.84%   33,073,676    1,495,204  4.72%(1)30,631,197  1,498,089  4.89%
Short-term borrowings                   40,972          808 1.97%            -            -   0.00%   1,624,107     64,762 12.82%(1)
                                  ------------- ------------      ------------- ------------        ----------- ----------
   Total interest-bearing
     liabilities                    37,493,012    1,813,788 4.84%   33,073,676    1,495,204  4.72%(1)32,255,304 $1,562,851  5.29%(1)
                                                ============                    ============                    ==========
Non interest-bearing liabilities:
 Demand deposits                     9,843,027                       8,104,143                        7,543,201
 Other liabilities                     361,048                         351,408                          470,137
 Redeemable preferred stock            453,667                       1,281,000                          174,519
 Stockholders' equity                3,904,072                       2,667,532                        3,299,119
                                  -------------                   -------------                     ------------
    Total liabilities and
       stockholders' equity       $ 52,054,826                    $ 45,477,759                      $43,742,280
                                  =============                   =============                     ============
Net interest income                             $ 2,241,632                     $ 1,938,663                     $1,265,427
                                                ============                    ============                    ==========

Net interest margin (2)                                     4.63%                             4.76%                         3.74%
                                                            ====                             =====                         ======
Net interest spread (3)                                     3.54%                             3.71%                         3.08%
                                                            ====                             =====                         ======

Fees included in loan income                      $ 103,364                        $ 92,770                       $119,781
                                                ============                    ============                    ==========
Taxable equivalent adjustment                     $ -                             $ -                            $ -
                                                ============                    ============                    ==========

        Average balances for the years presented are calculated on a monthly basis. Nonaccruing loans are included in the average loan balance.

    (1) The yield on this component of interest-bearing liabilities is derived as a percentage of gross interest paid on the average balance. Interest shown is net of interest capitalized on real estate under development of $64,700 on CODs under $100,000 for the year ended December 31, 1997, and $144,000 on short-term debt for the year December 31, 1996.
    (2) Net interest income divided by total earning assets.
    (3) Average rate earned on total earning assets less average rate paid for interest-bearing liabilities.

                   UNITED FINANCIAL BANKING COMPANIES, INC.



NET INTEREST INCOME AND INTEREST ANALYSIS

     Net interest income is the principal component of the Company's operating income and is the amount by which interest and loan fee income earned on earning assets exceeds interest paid on interest-bearing liabilities. Net interest income increased $303,000 or 15.6% from $1,939,000 at December 31, 1997 to $2,242,000 at December 31, 1998. The increase is attributable to the increased average volume of loans and other earning assets in the Bank. As shown in Table 2, Consolidated Average Balances, the average total loan/lease volume increased $3,880,000 or 11.8% from $32,906,000 at December 31, 1997 to $36,786,000 at
December 31, 1998. Average earning assets other than loans increased $3,758,000 or 48% from $7,825,000 at December 31, 1997 to $11,583,000 at December 31, 1998.

     Due to increased average volumes, interest and fees on loans rose $414,000 or 21.5%, interest from investments grew $119,000 or 63.5% and interest on federal funds increased $93,000 or 37.6%. All of these items favorably impacted net interest income and are illustrated in Tables 2 and 3. As needed, management changes the Company's investment mix, such as loans, securities or federal funds sold, in an effort to safely maximize income and to maintain adequate liquidity.

     Interest expense on total interest-bearing deposits increased $318,000 or 21.2% at December 31, 1998 when compared to the year ended December 31, 1997. Both rate and volume account for the increase as shown in Table 3, Analysis of the Changes in the Components of Net Interest Income. Total average interest-bearing deposits increased $4,378,000 or 13.2% for the comparable period. Interest expense on deposits reflects management's continuing plan and efforts to alter the Bank's deposit mix by obtaining more demand or low interest-bearing deposits and to manage the cost of funds.

     Net interest margin is a key measure of net interest income performance. Representing the Company's net yield on its average earning assets, net interest margin is calculated as net interest income divided by average earning assets. Both net interest margin and net interest income are affected by many factors, including competition, the economy, and the volume and mix of balance sheet components and their relative sensitivity to interest rate fluctuations. During 1998, rate was a key factor affecting net interest income and the net interest margin compared to 1997 which was primarily affected by volume as shown in Tables 2 and 3. At December 31, 1998, the net interest margin of 4.63% decreased thirteen basis points compared to the net interest margin of 4.76% at December 31, 1997 which had improved one hundred two basis points from 3.74% at December 31, 1996.

CHANGE IN NET INTEREST INCOME (RATE/VOLUME VARIANCE)

     The analysis of the changes for the components of net interest income presented in Table 3 shows the direct causes of the changes in net interest earnings from year to year on a tax equivalent basis. It is computed as prescribed by the Securities and Exchange Commission. UFBC's net yield on earning assets, interest income and expense is affected by fluctuating interest rates, volumes of and changes in the mix between earning assets and interest-bearing liabilities, and the interaction between these factors.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


--------------------------------------------------------------------------------
 TABLE 3
 ANALYSIS OF THE CHANGES IN THE COMPONENTS OF NET INTEREST INCOME (TAX EQUIVALENT BASIS)
--------------------------------------------------------------------------------

 For the Year Ended December 31,           1998 Compared to 1997                         1997 Compared to 1996
                                ---------------------------------------------     -----------------------------------------------
                                     Total              Change Due To:               Total               Change Due To:
                                   Increase       -------------------------         Increase        -----------------------------
                                  (Decrease)        Rate            Volume          (Decrease)           Rate         Volume
---------------------------------------------------------------------------------------------------------------------------------
 INTEREST INCOME:
 Loans & lease financing:
   Commercial                   $    192,606   $     68,184    $     124,422      $    408,895      $     (53,013)   $    461,908
   Real estate - construction        113,478         (1,571)         115,049           (25,315)            15,245         (40,560)
   Real estate - mortgage            135,681         (1,322)         137,003           176,062             (9,918)        185,980
   Installment                       (28,072)         2,210          (30,282)          (31,157)            12,964         (44,121)
                                ------------   ------------    -------------      ------------      -------------    ------------
     Total loans/leases              413,693         67,501          346,192           528,485            (34,722)        563,207
 Interest-bearing deposits            (3,423)           314           (3,737)          (14,436)              (471)        (13,965)
 Federal funds sold                   92,686         51,787           40,899           (37,941)           (54,690)         16,749
 Investment securities               118,596        (63,263)         181,859           129,482             61,632          67,850
                                ------------   ------------    -------------      ------------      -------------    ------------
     Total interest income           621,552         56,339          565,213           605,590            (28,250)        633,840
                                ------------   ------------    -------------      ------------      -------------    ------------

 INTEREST EXPENSE:
   Savings and NOW accounts           (4,376)         1,215           (5,591)           (5,836)            (2,916)         (2,920)
   Money markets accounts             85,673         22,066           63,607            68,177             10,115          58,062
   Time:
     Under $100,000                  194,122         90,578          103,544           (44,965)          (101,615)         56,650
     $100,000 and over                42,357          7,221           35,136           (20,261)            (6,083)        (14,178)
   Short-term borrowings                 808            808                -          (208,762)                 -        (208,762)

                                ------------   ------------    -------------      ------------      -------------    ------------
     Total interest expense          318,584        121,888          196,696          (211,647)          (100,499)       (111,148)
                                ------------   ------------    -------------      ------------      -------------    ------------
     Net interest income        $    302,968   $    (65,549)   $     368,517      $    817,237      $      72,249    $    744,988
                                ============   ============    =============      ============      =============    ============


NONINTEREST INCOME

     Total noninterest income increased $175,000 or 78.1% at year end 1998 compared to year end 1997. Total noninterest income declined 65.5% or $427,000 at year end 1997 compared to year end 1996. The 1998 rise is principally due to other income which increased $158,000 or 106.6% during 1998. In 1996, the Bank building was sold for a gain of $734,291, which primarily accounts for the decrease in total noninterest income when comparing the years ended December 31, 1997 and 1996.

     Net gains of $104,657 on the sales of REO in the BVCI subsidiary primarily accounts for the increase in other income during 1998. Gains on the sales of loans and one time recognition of deferred fees also contributed to the 1998 improvement. Other income rose 184.1% or $325,000 at December 31, 1997 as compared to the year ended December 31, 1996. Losses sustained on the sales of REO during 1996 significantly reduced other income.

     Detail of other income is shown in Note 12 to the consolidated financial statements.

NONINTEREST EXPENSE

     Noninterest expense increased $298,000 or 15.7% during the year ending 1998 as compared to 1997 and decreased 11.0% or $235,000 during the year ended 1997 as compared to 1996 as shown in Table 4 Noninterest Expense. Salaries and benefits and the provision for REO are the primary reasons for the 1998 increase. Professional fees, insurance costs, the provision for REO and REO holding expense account for the decline in noninterest expense when comparing years ended December 31, 1997 and 1996.

                      UNITED FINANCIAL BANKING COMPANIES


     Salaries and employee benefits rose $168,000 or 18.8% at December 31, 1998 as compared to December 31, 1997. During 1998, the Bank required additional staffing to support growth. For the same comparable period, the provision for REO increased $155,000 due to write-downs.

     Expense for professional fees declined 56.1% when comparing the years ending December 31, 1997 and 1996. The decline is principally attributable to reduced litigation expense in UFBC during 1996. In 1996, UFBC, as plaintiff, incurred substantial litigation expense associated with a liquidated subsidiary.

     Insurance expense decreased 37.3% at December 31, 1998 when compared to December 31, 1997 and decreased 37.6% at December 31, 1997 when compared to December 31, 1996. The decreases during 1998 and 1997 is primarily attributable to a reduction in the Bank's FDIC insurance assessment as a result of its improved capital position. The FDIC's insurance assessment is affected by the volume of deposits as well as capital position.

     Occupancy expense rose 9.1% for the year ending December 31, 1998 compared to December 31, 1997 and rose 122.3% for the comparable periods of 1997 and 1996. The 1998 rise is due to repair costs at the Bank building and the sublet operations location. The 1997 increase is due to rental expense incurred on the Bank building which is discussed further in Notes 6 and 10 to the consolidated financial statements.

     REO holding expense decreased 54.8% and 38.1% for the years ending December 31, 1998 compared to December 31, 1997 and for the comparable periods of 1997 and 1996, respectively. The Company benefitted from the liquidation and sale of several REO properties during 1998 and 1997.

  Table 4 shows the major categories of noninterest expense for the past three years and its relation to average assets, average earning assets and gross income.


TABLE  4     NONINTEREST EXPENSE

                                                                                                         Percentage
                                                                                                     Increase (decrease)
                                                       1998           1997             1996         1998 / 97     1997 / 96
----------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                      1,061,659         893,622          886,963         18.80           0.75
Occupancy, net                                        322,956         296,097          133,151          9.07         122.38
Furniture and equipment                                76,463          60,304           45,697         26.80          31.96
Professional fees                                      83,169          79,254          180,634          4.94         (56.12)
Insurance                                              56,429          89,980          144,232        (37.29)        (37.61)
Provision for real estate owned                       227,666          72,631          168,187        213.46         (56.82)
Real estate owned holding expense                      49,914         110,305          178,202        (54.75)        (38.10)
Other expenses                                        317,513         295,587          396,110          7.42         (25.38)
                                                 ------------     -----------      -----------
  Total                                             2,195,769       1,897,780        2,133,176         15.70         (11.04)
                                                 ============     ===========      ===========

Noninterest expense as a percentage of :

    Average assets                                       4.22 %          4.17 %           4.88 %
                                                 ============     ===========      ===========
   Average earning assets                                4.54 %          4.66 %           6.31 %
                                                 ============     ===========      ===========
   Gross income                                        49.28 %         51.87 %          61.30 %
                                                 ============     ===========      ===========


                   UNITED FINANCIAL BANKING COMPANIES, INC.


BALANCE SHEET ANALYSIS

     At December 31, 1998, total assets increased $7,499,000 or 15.6% from December 31, 1997. Average total assets were $52,055,000 at December 31, 1998 compared to $45,478,000 at December 31, 1997 as shown in Table 2, Consolidated Average Balances. Growth was spurred by an increased deposit volume during 1998 which was invested in federal funds sold, securities and loans. Deposits increased $6,424,000 or 14.7% during 1998. Management believes that growth is necessary for the Company to improve profitability. Additionally, management believes that developing a diversified balance sheet is essential to supporting future growth. During 1997 and 1996, the Company authorized and sold redeemable preferred stock to maintain the capital necessary for further growth. On December 22, 1997, stockholders approved a one-for-five reverse split of the Company's outstanding shares of common stock which became effective December 31, 1997. The Company authorized and sold 269,950 shares of common stock through a Private Offering during 1998. The proceeds were used to redeem the Company's
preferred stock.   Further details regarding the Private Offering and the
reverse split are provided in Notes 16 and 17 to the consolidated financial statements. Both the Company and the Bank remained above regulatory capital requirements for the years ending December 31, 1998 and 1997. The Company's common stockholders' equity increased 92.3% at December 31, 1998 as compared to December 31, 1997.

LOAN PORTFOLIO

     Loans and leases are the largest component of total assets. Loans as a percentage of total assets were 66.5% at the year ending December 31, 1998 compared to 79.2% at December 31, 1997. Though the average volume of loans and leases increased during 1998 when compared to 1997, the actual balances declined $1,123,000 for the comparable period. The decrease is attributable to an inordinate number of loan payoffs, primarily due to primary refinancings to take advantage of lower short and long term interest rates.

     All of the leases within the Leverage Lease subsidiary, UFBC, Inc., expired in 1998. The value of these assets were determined each year by an independent appraisal obtained through a third party. At maturity, both leases were converted to sales as the lessees elected to exercise their purchase options.
As a result of the final disposition of these assets, the Bank charged $23,145 to its allowance for loan/lease losses and the Company charged $180,000 to its allowance for loan/lease losses.

     In managing risk for what is predominantly a commercial loan portfolio, management maintains clearly defined credit standards. Approval and funding of all loans is centralized and thereby promotes uniform application of credit standards. The Bank Board reviews and regularly monitors policies for lending practices. The Bank has policies limiting exposure to certain industries in an effort to limit the risks associated with commercial lending, including extending new credit to real estate development related businesses. The primary focus when extending credit is the borrower's ability to repay the loan from expected cash flows.

     As the Bank continues to focus on expanding customer relationships, management projects that the resulting blend of loans and deposits will continue to become more diversified. The Bank's primary focus is providing short-term loans to small and medium-sized businesses and professionals. Commercial loans, therefore remain the most significant component of the portfolio, comprising 66.9% and 71.0% of total loans and leases at the end of 1998 and 1997, respectively.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


TABLE 5 - LOAN PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
December 31,                           1998             1997             1996              1995             1994
-------------------------------------------------------------------------------------------------------------------

Commercial                        $ 24,721,939     $ 27,039,144     $  21,868,684     $ 17,535,738     $ 10,991,625

Real estate construction             3,499,723        2,252,943         1,527,521        1,979,587        1,500,816

Real estate mortgage                 7,076,032        6,743,695         4,418,814        1,568,745          477,286

Installment                          1,664,519        1,744,437         2,438,674        1,946,570          902,115

Leveraged leases                             -          304,642           364,642          844,342          844,342
                                  ------------     ------------     -------------     ------------     ------------
   Total loans                  $   36,962,213     $ 38,084,861     $  30,618,335     $ 23,874,982     $ 14,716,184
                                  ============     ============     =============     ============     ============

The loan portfolio is predominately short-term in nature which can work to mitigate interest rate risk. The following chart shows the maturities of the Company's two largest loan classes, commercial and mortgage.


                                                      One Year        One Through       Over Five
                                                      or Less         Five Years          Years            Total
-------------------------------------------------------------------------------------------------------------------
Commercial                                         $ 10,073,993     $  11,153,035     $  3,494,911     $ 24,721,939

Real estate mortgage                                  1,043,007         1,429,607        4,603,418        7,076,032
                                                   ------------     -------------     ------------     ------------
                                                   $ 11,117,000     $  12,582,642     $  8,098,329     $ 31,797,971
                                                   ============     =============     ============     ============

     At December 31, 1998, the loan portfolio had approximately $4,787,000 in loans to customers in land, residential, or commercial real estate development, compared to $$3,740,000 at December 31, 1997. The increase is attributable to the mix of the loan portfolio which occurs in the normal course of business.
The Company had no loans or leases still accruing interest that were ninety days or more past due as to principal or interest as of December 31, 1998. Management's policy for placing loans on nonaccrual status, as described under Nonperforming Assets, is to consider the overall security and character of the loan.

ALLOWANCE FOR LOAN/LEASE LOSSES

     The allowance for loan/lease losses increased $32,000 or 4.5% during 1998. The ratio of allowance for loan/lease losses to total loans and leases was 2.0% and 1.9% at the years ending December 31, 1998 and 1997, respectively. During 1998, the Company charged $323,500 to provision expense to replenish the allowance for loan/lease losses. UFBC charged $180,000 to expense in order to charge off its participation in the leveraged lease. The Bank charged $140,300 to provision expense during 1998 while BVCI charged $3,200 to provision expense. During 1997, the Company charged $249,300 to provision expense to replenish the allowance. UFBC replenished the allowance for loan/lease losses $91,000. Of this amount, $60,000 was associated with the leveraged lease asset. The Bank charged $158,200 to provision expense during 1997 to replenish its allowance for loan/lease losses.

     A five-year history of the activity in the allowance for loan/lease losses follows:

                   UNITED FINANCIAL BANKING COMPANIES, INC.




----------------------------------------------------------------------------------------------------------------------------
TABLE  6     ALLOWANCE FOR LOAN/LEASE LOSSES
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Period Ending December 31,                       1998               1997           1996              1995          1994
----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period              $      715,399    $     584,106   $     462,846   $      700,666   $     712,548
                                              ============      ===========     ===========     ============     ===========

Charge-offs:
  Installment                                       (5,787)          (4,165)              -          (31,891)         (3,670)
  Commercial                                       (88,486)         (38,445)       (114,440)        (237,542)       (394,501)
  Mortgage                                          (4,743)         (14,643)              -                -               -
  Construction                                           -          (22,800)              -                -               -
  Leveraged leases                                (203,201)         (60,000)       (479,700)               -               -

Recoveries:
  Installment                                          392            2,508           3,011            6,522           8,392
  Commercial                                        10,300           16,538          18,186           25,386         616,624
  Construction                                           -            3,000               -                -               -
  Leveraged leases                                       -                -               -                -               -
                                              ============      ===========     ===========     ============     ===========
Net charge-offs                                   (291,525)        (118,007)       (572,943)        (237,525)        226,845
                                              ============      ===========     ===========     ============     ===========

Provision charged to operations                    323,500          249,300         694,203             (295)       (238,727)
                                              ============      ===========     ===========     ============     ===========
Balance at end of period                    $      747,374    $     715,399   $     584,106   $      462,846   $     700,666
                                              ============      ===========     ===========     ============     ===========

Average total loans                         $   36,785,634    $  32,905,901   $  27,210,295   $   19,143,433   $  16,085,054
                                              ============      ===========     ===========     ============     ===========

Ratio of net charge-offs
  to average total loans                             (0.79)%          (0.35)%         (2.10)%          (1.24)%          1.41%
                                              ============      ===========     ===========     ============     ===========


     The allowance for loan losses is a general allowance applicable to all loan categories. The following allocation of the allowance for loan/lease losses is intended only as an indication of the relative risk characteristics in the loan portfolio and not as a definitive indication of relative portfolio risks or of funds available to cover losses in any category of loans:

--------------------------------------------------------------------------------------------------------------------------
Period ending December 31,                       1998               1997          1996            1995           1994
--------------------------------------------------------------------------------------------------------------------------
Commercial                                  $      480,000   $     466,000   $     385,000  $      379,000   $     550,000
Real estate construction                            52,000          34,000          23,000          29,000          35,000
Real estate mortgage                               165,000         160,000         121,000          23,000          12,000
Installment                                         32,000          34,000          37,000          29,000          40,000
Leases                                                   -           4,600           5,600               -           5,000
Unallocated                                         18,374          16,799          12,506           2,846          58,666
                                              ============     ===========     ===========    ============     ===========
                                            $      747,374   $     715,399   $     584,106  $      462,846   $     700,666
                                              ============     ===========     ===========    ============     ===========

                   UNITED FINANCIAL BANKING COMPANIES, INC.


NONPERFORMING ASSETS

     Nonperforming assets are assets on which income recognition has been discontinued. Nonperforming assets include nonaccrual loans, restructured loans and foreclosed real estate.

     Nonaccruing loans at year end 1998 totaled $60,378. This compares to a balance of $102,012 in nonaccrual loans at the end of 1997. The decline in nonaccruing loans at December 31, 1998 when compared to the year ended December 31, 1997 is due principally to better loan quality, collections and charge-offs. At December 31, 1998 and 1997, the Company had no restructured loans.
Foreclosed real estate is discussed in Real Estate Owned.

     The following is a summary of nonperforming assets:

===============================================================================
TABLE 7  NONPERFORMING ASSETS
===============================================================================

---------------------------------------------------------------------------------------------------------------------------------
Period ending December 31,                                                   1998                    1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
Nonaccruing loans (90 days or more past due)                   $          60,378       $         102,012       $         328,355

Real estate owned                                                      1,799,398               2,368,104               3,115,080
    Total nonperforming assets                                 $       1,859,776       $       2,470,116       $       3,443,435
                                                               =================       =================       =================

Nonaccruing loans as a % of total loans                                     0.16%                   0.27%                   1.06%

Reserve for loans losses to nonaccruing loans                            1237.83%                 701.29%                 177.89%

Nonperforming assets to total loans                                         5.03%                   6.49%                  11.25%

REAL ESTATE OWNED

     Real Estate Owned includes foreclosed properties in which the Company has taken title. Accounting policies for real estate owned are outlined in Note 1 to the consolidated financial statements.

     At December 31, 1998 and 1997, REO comprised 3.2% and 4.9%, respectively, of the Company's total assets. The book value of the Company's REO was $1,799,000 at year end 1998 compared to $2,368,000 at year end 1997, and was comprised of two properties. Of the Company's total REO, $1,730,000 is held in the Bank, representing 3.1% of the Bank's total assets. REO is comprised of a property located in Culpeper, Virginia valued at $1,730,000 and another located in Warrenton, Virginia valued at $69,000. The 24.0% or $569,000 decline in the value of REO held by the Company is attributable to net write-downs of $228,000, property sales of $1,137,000, investment of $571,000, net gains on sales of $105,000 and foreclosures totaling $120,000.

     Subsequent to December 31, 1998, the Company sold the property located in Warrenton, Virginia. The Bank continues to sell lots and residential homes in Culpeper, Virginia. Frequently, the Bank provides first trust financing for the sales.

     An aging of real estate owned and a breakdown by project type as of December 31, 1998 and 1997 are presented in Table 8.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


============================================================================
TABLE  8     REAL ESTATE OWNED
============================================================================


Aging of Foreclosed Properties
Period ending December 31,                    1998               1997
----------------------------------------------------------------------------

From 1 to 6 months                         $    120,000      $          -
From 7 to 12 months                                   -           157,103
From 13 to 24 months                                  -                 -
Over 24 months                                1,679,398         2,211,001
                                           ------------      ------------
                                           $  1,799,398      $  2,368,104
                                           ============      ============

Foreclosed Properties by Project Type
---------------------------------------------------------------------------
Period ending December 31,                    1998               1997
---------------------------------------------------------------------------

Undeveloped land                           $    437,198      $  1,995,054
1 - 4 family dwelling                           278,700           126,908
Developed land                                1,083,500           246,142
                                           ------------      ------------
                                           $  1,799,398      $  2,368,104
                                           ============      ============

DEPOSITS

    As shown in Table 10, deposits increased $6,424,000 or 14.7% at December 31, 1998 when compared to December 31, 1997. The increase shown in Table 10 and on the consolidated balance sheets at December 31, 1998 is due in part to management's plan for growth. Total average deposits, as shown in Table 9, increased $6,117,000 for the year ended December 31, 1998 when compared to the year ended December 31, 1997. By design, the deposit mix continues to change as the Bank seeks to increase core deposits. Core deposits consist of demand, savings, NOW, money market accounts and time deposits under $100,000. Additionally, management seeks to maintain an even balance between time deposits and other deposit accounts. As shown in Table 10, time deposits represented 50.50% of total deposits while other deposit accounts represented 49.50%. Total average core deposits increased $3,277,000 or 9.3% from $35,201,000 at December 31, 1997 to $38,478,000 at December 31, 1998. When comparing average core deposit growth from December 31, 1997 to December 31,1998, the change was as follows: demand deposits increased $1,739,000 or 21.5%, money market deposits decreased $282,000 or 4.1%, time deposits under $100,000 grew 2,059,000 or 11.7%
and savings and NOW deposits decreased $239,000 or 9.1%.

                   UNITED FINANCIAL BANKING COMPANIES, INC.

-----------------------------------------------------------------------------------------------------------------------------------
TABLE  9     DEPOSITS BALANCE AND RATE
-----------------------------------------------------------------------------------------------------------------------------------

Rates paid on each classification of deposits are shown below:
Year Ended December 31, 1998                  1997               1996                     1995                      1994
------------------------------------------------------------------------------------------------------------------------------------

                       Average               Average            Average                  Average                Average
                       Balance   Rate        Balance     Rate   Balance      Rate        Balance      Rate      Balance    Rate
------------------------------------------------------------------------------------------------------------------------------------

Demand               $ 9,843,027    -  %  $ 8,104,143       - %  $ 7,543,201       - % $ 5,671,220       -   % $ 4,066,104   -   %

Savings and NOW        2,360,360  2.39      2,598,967    2.43      2,717,904    2.46     2,075,394    2.23       1,990,225  2.24
   accounts

Money market          8,817,006   3.60      6,918,458    3.35      5,106,331    3.20      4,318,259    3.60       1,912,205 3.05
   accounts

Time:
Under $100,000        19,638,531  5.49 *   17,579,511    5.40     16,569,137    5.61    14,195,288    5.71      14,417,108  4.52
$100,000 and over      6,636,143  5.44      5,976,740    5.33      6,237,825    5.43     5,979,498    5.49   *   6,502,668   4.48 *
                     -----------          -----------            -----------           -----------             -----------
     Total           $47,295,067  3.84 %  $41,177,819    3.63 %  $38,174,398    3.93 % $32,239,659    4.16%    $28,888,310   3.62 %
                     ===========          ===========            ===========           ===========             ===========


* Rates for 1998, 1997, 1996, 1995, and 1994 are presented consistently with the method within the Net Interest Analysis/Yield & Rate Table presented earlier.

===================================================================================================================================
TABLE  10  DEPOSITS STRUCTURE AND CERTIFICATES OF DEPOSIT 100K AND OVER
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,          1998                 1997                  1996                 1995                1994
-----------------------------------------------------------------------------------------------------------------------------------
                                        % of                    % of                 % of                % of               % of
                              Amount   Total       Amount      Total      Amount    Total      Amount   Total     Amount    Total
-----------------------------------------------------------------------------------------------------------------------------------
Demand                     $ 14,264,071  28.43%  $  7,778,077  17.77%  $ 7,897,677  20.93%  $ 7,033,571  18.77%  $ 3,666,226  14.10%


Savings and NOW accounts      3,051,446   6.08      2,508,666   5.73     2,779,982   7.37     2,966,721   7.92     1,596,898   6.10

Money market accounts         7,524,516  14.99      7,568,652  17.30     3,970,348  10.52     5,917,979  15.79     2,305,139   8.90

Time:
Under $100,000               18,048,129  35.96     19,478,244  44.51    16,763,355  44.42    15,139,336  40.40    12,499,708  48.00
$100,000 and over             7,297,297  14.54      6,428,122  14.69     6,323,212  16.76     6,417,628  17.12     5,968,338  22.90
                           ------------ ------   ------------ ------   ----------- ------   ----------- ------   ----------- -------

     Total                 $ 50,185,459 100.00%  $ 43,761,761 100.00%  $37,734,574 100.00%  $37,475,235 100.00%  $26,036,309 100.00%

                           ============ ======   ============ ======   =========== ======   =========== ======   =========== =====

The maturity schedule that follows categorizes time deposits of $100,000 or more as of December 31, 1998.

---------------------------------------------------------------------------
Maturing                                  Balance            Percent
---------------------------------------------------------------------------

Three months or less                      $   1,857,358      25.45%
Over three months to six months                 992,466      13.60
Over six months to twelve months              2,781,293      38.11
Over twelve months                            1,666,180      22.83
                                          -------------     ------
 Total                                    $   7,297,297     100.00%
                                          =============     ======

INVESTMENTS

     The Bank holds all of the Company's investments. The securities portfolio is comprised of U.S. Treasury securities, U.S. Government agency securities and interest-bearing deposits placed with financial institutions. The Bank is strategically growing its securities portfolio to ensure safe levels of liquidity, to enhance the overall credit quality of its asset base and to generate increased interest income. The securities portfolio includes both instruments available-for-sale and those held-to-maturity. Securities classified as available for sale may be sold in response to changes in market interest rates, changes in prepayment or extension risk, management of the federal tax position, liquidity needs and other asset/liability management issues. Securities classified as held-to-maturity are intended for investment purposes. Further details on securities are discussed in Note 2 to the consolidated financial statements.

                   UNITED FINANCIAL BANKING COMPANIES, INC.



LIQUIDITY AND INTEREST SENSITIVITY

     The Company's liquidity management is designed to achieve an appropriate balance between the maturities and repricing of its assets and liabilities.
This is accomplished through a combined strategy of maintaining sufficient liquid assets which can be easily converted into cash as well as the ability to increase core deposits or to raise funds in the various money markets. Cash and due from banks, money market investments, securities available-for-sale and loan maturities are the Company's primary sources of liquidity. Average liquid assets were 40.7% of average total assets for 1998 and 20.9% for 1997. Additional sources of liquidity are available through a line of credit held by the Bank, loan participations, deposit growth and other borrowings. Cash flows from operations are presented in the consolidated statements of cash flows.

     UFBC's operational needs were significantly reduced by the cancellation of its debt to the FDIC in 1994, staff reduction and reduced professional fees in 1995, 1996 and 1997. For the near future, management projects that proceeds received from earning assets, the liquidation of non-Bank REO and the sale of non-Bank assets will provide sufficient cash flow for UFBC's continuing operational needs.

     Interest rate risk is primarily the result of the imbalance between the repricing of assets and liabilities either through maturity or interest rate changes. Perfectly matching liabilities with assets can eliminate interest rate risk, but profits are not always enhanced. As a result, the Company manages its interest rate sensitivity in order to limit risk while at the same time profiting from favorable market opportunities. The objective is to obtain an appropriate balance sheet mix that maximizes earnings while protecting against unanticipated changes in interest rates.

     One method of monitoring rate risk is through the analysis of gap positions. Gap is the difference between the amount of assets and the amount of liabilities that mature or are repriced during a given period of time. A positive gap results when more assets than liabilities mature or are repriced during a given period of time. A negative gap results when there are more liabilities than assets maturing or being repriced during a given time frame.

     The short-term nature of the Company's assets and liabilities can be seen in the interest sensitivity analysis presented below in Table 11. The volume of non-earning assets also significantly affects the analysis, limiting the amount of assets available to reprice. As non-earning assets are returned to earning status, the gap position will become more balanced throughout the time frames measured. A positive gap position indicates that more assets than liabilities will reprice, having a negative earnings impact in a falling rate environment.

TABLE 11 - INTEREST SENSITIVITY ANALYSIS
========================================
                                      CURRENT          0-3                     4-6                    7-12
                                      BALANCES        MONTHS       RATE       MONTHS       RATE       MONTHS
                                    ----------------------------------------------------------------------------
ASSETS
  FEDERAL FUNDS SOLD                  7,903,493      7,903,493     4.81%
  AVAILABLE-FOR-SALE INVESTMENTS      5,130,213        416,817     5.88%             -        -      1,835,261
  HELD-TO-MATURITY INVESTMENTS        1,763,891        604,494     5.96%       249,916     6.38%       659,481
  LOANS, NET - FIXED                 22,189,808      3,774,410     9.31%     1,544,656     9.03%     2,096,833
  LOANS, NET - VARIABLE              14,724,587     14,688,449     8.82%           422     7.95%           877
                                    --------------------------------------------------------------------------

     TOTAL EARNING ASSETS            51,711,992     27,387,663     7.62%     1,794,994     8.66%     4,592,452

  LOAN LOSS RESERVE                    (747,374)
  NON-ACCRUAL LOANS                      60,378
  CASH AND DUE FROM BANKS             2,267,417
  REAL ESTATE OWNED                   1,799,398
  FIXED ASSETS                          119,338
  OTHER NONINTEREST-BEARING ASSETS      361,923
                                    ----------------------------------------------------------------------------
     TOTAL NONEARNING ASSETS          3,861,080              -                       -                       -
                                    ---------------------------------------------------------------------------

     TOTAL ASSETS                    55,573,072     27,387,663               1,794,994               4,592,452
                                    ===========================================================================

LIABILITIES
  NOW ACCOUNTS                        2,580,556      2,580,556     2.27%
  MONEY MARKET ACCOUNTS               7,524,516      7,524,516     3.16%
  SAVINGS ACCOUNTS                      470,890
  CERTIFICATES OF DEPOSIT - $100,000 18,048,129      3,933,584     5.47%     3,634,333     5.37%     6,550,157
  CERTIFICATES OF DEPOSIT - $100,000  7,297,297      1,978,147     5.38%       871,677     5.22%     2,781,293
                                    ---------------------------------------------------------------------------
     TOTAL INTEREST-BEARING DEPOSITS 35,921,388     16,016,803     3.86%     4,506,010     5.34%     9,331,450
                                    ---------------------------------------------------------------------------
  NONINTEREST-BEARING DEPOSITS       14,264,071
                                    ---------------------------------------------------------------------------
     TOTAL DEPOSITS                  50,185,459     16,016,803               4,506,010               9,331,450

     TOTAL OTHER LIABILITIES            311,905
     TOTAL CAPITAL                    5,075,708
                                    ---------------------------------------------------------------------------
     TOTAL LIABILITIES & CAPITAL     55,573,072     16,016,803               4,506,010               9,331,450
                                    ===========================================================================

INTERVAL GAP/GAP SPREAD                             11,370,860     3.76%    (2,711,016)    3.32%    (4,738,998)
CUMULATIVE GAP                                      11,370,860               8,659,844               3,920,846

INTERVAL GAP/TOTAL ASSETS                                20.46%                 (4.88)%                 (8.53)
CUMULATIVE GAP/TOTAL ASSETS                              20.46%                  15.58%                   7.06

INTERVAL GAP/EARNING ASSETS                              21.99%                 (5.24)%                 (9.16)
CUMULATIVE GAP/EARNING ASSETS                            21.99%                  16.75%                   7.58

MATCHED                                             16,016,803     3.86%     1,794,994     5.34%     4,592,452
OPEN                                                11,370,860     3.76%    (2,711,016)    3.32%    (4,738,998)

                                                   1-5                   OVER 5
                                       RATE       YEARS        RATE       YEARS        RATE       TOTAL
                                    ----------------------------------------------------------------------
ASSETS
  FEDERAL FUNDS SOLD                                                                             7,903,493
  AVAILABLE-FOR-SALE INVESTMENTS       5.87%     2,136,669     6.35%       741,466     6.23%     5,130,213
  HELD-TO-MATURITY INVESTMENTS         5.74%             -        -        250,000     6.00%     1,763,891
  LOANS, NET - FIXED                   8.53%    11,614,033     8.54%     3,159,876     7.39%    22,189,808
  LOANS, NET - VARIABLE                7.95%        34,839     7.95%             -        -     14,724,587
                                    -------------------------

     TOTAL EARNING ASSETS              7.07%    13,785,541     8.20%     4,151,342     7.10%    51,711,992

  LOAN LOSS RESERVE
  NON-ACCRUAL LOANS                                                                                      -
  CASH AND DUE FROM BANKS                                                                                -
  REAL ESTATE OWNED                                                                                      -
  FIXED ASSETS                                                                                           -
  OTHER NONINTEREST-BEARING ASSETS                                                                       -
                                    ----------------------------------------------------------------------
     TOTAL NONEARNING ASSETS                             -                       -                       -
                                    -------------------------

     TOTAL ASSETS                               13,785,541               4,151,342              51,711,992
                                    ======================================================================

LIABILITIES
  NOW ACCOUNTS                                                                                   2,580,556
  MONEY MARKET ACCOUNTS                                                                          7,524,516
  SAVINGS ACCOUNTS                                 470,890     2.98%                               470,890
  CERTIFICATES OF DEPOSIT - $100,000   5.30%     3,930,055     5.34%                            18,048,129
  CERTIFICATES OF DEPOSIT - $100,000   5.23%     1,666,180     5.32%                             7,297,297
                                    ----------------------------------------------------------------------
     TOTAL INTEREST-BEARING DEPOSITS   5.28%     6,067,125     5.15%             -              35,921,388
                                    ----------------------------------------------------------------------
  NONINTEREST-BEARING DEPOSITS                                                                           -
                                    ----------------------------------------------------------------------
     TOTAL DEPOSITS                              6,067,125                       -              35,921,388

     TOTAL OTHER LIABILITIES                                                                             -
     TOTAL CAPITAL                                                                                       -
                                    ----------------------------------------------------------------------
     TOTAL LIABILITIES & CAPITAL                 6,067,125                       -              35,921,388
                                    ======================================================================

INTERVAL GAP/GAP SPREAD                1.79%     7,718,416     3.05%     4,151,342     7.10%
CUMULATIVE GAP                                  11,639,262              15,790,604

INTERVAL GAP/TOTAL ASSETS                            13.89%                   7.47%
CUMULATIVE GAP/TOTAL ASSETS                          20.94%                  28.41%

INTERVAL GAP/EARNING ASSETS                          14.93%                   8.03%
CUMULATIVE GAP/EARNING ASSETS                        22.51%                  30.54%

MATCHED                                7.07%    13,785,541     8.20%             -     0.00%
OPEN                                   1.79%     7,718,416     3.05%     4,151,342     7.10%

YEAR  2000

     Assuring that computer systems and applications are Year 2000 (Y2K) compliant presents a complex managerial and technological challenge. Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. The Y2K issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips, and may have significant effects on the Company's customers and regulators. In recognition of the potential adverse effects of the Y2K issue, management of the Company created a Y2K project team and established a plan to prevent or mitigate potential adverse effects of Y2K issue on the Company, its vendors and its customers. The Y2K project team is headed by a senior management executive.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


     The Company's Y2K Plan consists of three phases. Phase I required the Company to assess its Y2K compliancy needs and to develop a plan to address those needs. The assessment included testing the Company's current hardware, software and material external vendors' compliancy. Phase I also included assessing the impact Y2K compliancy could have on our existing and future customers. The Company completed Phase I in December 1997. The Y2K project team concluded that the Company would need to replace and/or update most of its computer hardware and software. The Y2K project team also concluded that extensive testing would be required of the Bank's data processing company to determine Y2K compliancy. The assessment of the impact of Y2K on existing customers was determined to be immaterial to the Company. A questionnaire and information guide was established to assess Year 2000 compliancy of future customers. The costs of Phase I, including salary allocations, were approximately $50,000.

     Phase II requires all non-compliant hardware and software to be replaced by April 1999. Approximately one-half of the equipment and software had been replaced as of December 31, 1998. The new equipment and software must be re-tested for compliancy by June 1999. The Company has included approximately $154,000 for Y2K compliancy costs, including salary allocations, in its 1999 budget. Phase III requires monitoring and review of Year 2000 issues that may have been overlooked. Management does not anticipate material costs in Phase III.

     The Bank's primary supplier of data processing services also has adopted a Y2K plan and timetable which also consists of three phases. The vendor has completed Phase I and Phase II. Phase I problems have been corrected. Phase II included testing key dates such as 12/31/99, 1/1/2000 and 2/29/2000 on a live data base. The vendor is in the process of resolving discrepancies which were detected during the testing. Based on representations from its vendor, management anticipates that the vendor will complete its testing of Phase II Y2K compliancy by June 1999. Also, based on information developed to date and representations from its data processing supplier, Phase II testing should resolve most Y2K issues and therefore prevent any material problems which would impact the Company's business, operations, liquidity, capital resources, or financial condition.

     In a worse case scenario, the vendors providing power to the Company would fail and the vendors providing data processing services for the Bank would fail. The Company has adopted and continues to enhance a contingency plan which would include limited back-up power and manual systems and processing to service customers. The Bank maintains a paper copy of most Bank documents. Hard copies of customer records will be printed prior to 1/1/2000 to provide current information. In order to plan for an unusually high cash demand, the Bank has strategically purchased financial instruments and is developing a cash on hand plan for customer withdrawals to ensure adequate liquidity. Management views Y2K as an issue which requires on-going assessment. Management will make assessments, modifications, and corrections to help ensure Y2K compliance.


EFFECTS OF INFLATION

  The effect of changing prices on financial institutions is different than that of non-banking companies since substantially all assets and liabilities are monetary in nature. Interest rates are affected by inflation and de-inflation. Neither the timing nor the magnitude of the changes in interest rates is necessarily related to price level indexes. Consequently, management believes the Company can best counter inflation over the long term by managing net interest income, diversifying its asset and liability mix and controlling noninterest income and expenses.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


DIRECTORS                                           OFFICERS

Jeffery T. Valcourt                                Harold C. Rauner
Chairman of the Board                              President/CEO
United Financial Banking Companies, Inc.
President/CEO, Valcourt Building Services, Inc.    Sharon A. Stakes
                                                   Vice President
Manuel V. Fernandez
Vice Chairman
United Financial Banking Companies, Inc.           Lisa M. Porter
President, 650 Water Street, Inc.                  Chief Financial
                                                   Officer/Controller

William J. McCormick, Jr.                          Deborah E. Glakas
President, Jordan Kitts Music, Inc.                Corporate Secretary

Dennis I. Meyer                                    F. Janette Collins
Partner, Baker & McKenzie, Attorneys               Assistant Secretary

Edward H. Pechan
President, E. H. Pechan and Associates, Inc.

Harold C. Rauner
President/CEO, United Financial Banking Companies, Inc.
President/CEO, The Business Bank

Sharon A. Stakes
Vice President, United Financial Banking Companies, Inc.
Executive Vice President, The Business Bank


                     The Business Bank Board of Directors

Harold C. Rauner                                   Jeffery T. Valcourt
Chairman of the Board                              Vice Chairman
The Business Bank                                  The Business Bank
President/CEO, The Business Bank                   President/CEO, Valcourt
President/CEO, United Financial                    Building Services, Inc
Banking Companies, Inc.

Robert E. Carpenter                                Charles S. Evans
Partner, Weller and Scott                          President, Computerware

Robert W. Pitts
Partner, Pitts and Pitts

Sharon A. Stakes
Executive Vice President, The Business Bank
Vice President, United Financial Banking Companies, Inc.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


                             CORPORATE INFORMATION

The Company did not accrue or pay dividends during the years ended December 31, 1998 and 1997. The Company will not resume the issuance of stock dividends until retained earnings are returned to a positive level.

The Company had 345 shareholders of record as of  December 31, 1998.



                                  FORM 10KSB


For a free copy of the Annual Report on Form 10KSB, shareholders should write to:

Corporate Secretary
United Financial Banking Companies, Inc.
8399 Leesburg Pike
P.O. Box 2459
Vienna, Virginia 22182

                         Quarterly Report on Form 10-QSB
                       for the period ended March 31, 1999

                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 10-QSB


(Mark One)

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                 For the quarterly period ended March 31, 1999.

                                       Or

[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from ___________________ to ___________________


                          Commission File No. 0-13395


                    UNITED FINANCIAL BANKING COMPANIES, INC.

A Virginia Corporation                             IRS Employer Identification
                                                          No. 54-1201253

                  8399 Leesburg Pike, Vienna, Virginia  22182
                           Telephone:  (703) 734-0070



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.   Yes  [X]         No  [_]

                          Common Stock $1.00 Par Value
                           831,590 Shares Outstanding
                              as of March 31, 1999

   Transitional Small Business Disclosure Format:  Yes  [_]         No  [X]

                      Part 1.       Financial Information

Item 1:    Financial Statements

       UNITED FINANCIAL BANKING COMPANIES, INC., AND SUBSIDIARIES
       Consolidated Statements of Income and Comprehensive Income / Results of Operations
       (Unaudited)

                                                                  Three Months Ended
                                                                       March 31,
                                                                -----------  -----------
                                                                    1999        1998
                                                                -----------  -----------
Interest income:
     Interest and fees on loans/leases                            $803,102    $ 864,559
     Interest on investment securities                              99,655       46,053
     Interest on federal funds sold                                 71,679       79,784
     Interest on interest-bearing deposits                              64        1,436
                                                                -----------  -----------
          Total interest income                                    974,500      991,832
                                                                -----------  -----------

Interest expense:
     Interest on deposits                                          397,715      456,481
     Interest on short-term borrowings                                   -            -
                                                                -----------  -----------
          Total interest expense                                   397,715      456,481
                                                                -----------  -----------
          Net interest income                                      576,785      535,351

Provision for loan/lease losses                                     12,079       59,000
                                                                -----------  -----------
         Net interest income after provision
         for loan/lease losses                                     564,706      476,351
Noninterest income:
     Gain (loss) on sale of real estate
         owned and other earning assets                             (2,964)           -
     Loan servicing and other fees                                  18,380       18,620
     Other income                                                   36,177       45,241
                                                                -----------  -----------
          Total noninterest income                                  51,593       63,861
                                                                -----------  -----------
Noninterest expense:
     Salaries                                                      229,652      222,556
     Employee benefits                                              46,663       42,237
     Occupancy                                                      78,921       77,309
     Furniture and equipment                                        19,798       15,767
     Legal                                                           7,185       12,571
     FDIC Insurance                                                  4,897        4,215
     Data processing                                                32,856       28,888
     Real estate owned holding expense                               7,661       14,882
     Provision for real estate owned losses                              -      187,666
     Other expense                                                  80,898       65,780
                                                                -----------  -----------
          Total noninterest expense                                508,531      671,871
                                                                -----------  -----------
          Income (loss) before income taxes                        107,768     (131,659)

Provision (credit) for income taxes                                      -            -
                                                                -----------  -----------
          Net income (loss)                                       $107,768    $(131,659)
                                                                ===========  ===========

Net income (loss) per common share (Note 3)
     Basic                                                        $   0.13    $   (0.29)
                                                                ===========  ===========
     Diluted                                                      $   0.13    $       -
                                                                ===========  ===========

Comprehensive Income (Note 4)
     Net income                                                   $107,768    $(131,659)
     Other comprehensive income, net of tax
       Unrealized gains (losses) on available-for-sale
       securities                                                  (16,395)      (7,658)
                                                                -----------  -----------
      Comprehensive income                                        $ 91,373    $(139,317)
                                                                ===========  ===========



                                       2

          UNITED FINANCIAL BANKING COMPANIES, INC., AND SUBSIDIARIES Consolidated Balance Sheets / Financial Condition

                                                              (Unaudited)         (Audited)
                                                               March 31,         December 31,
                     Assets                                       1999              1998
                     ------                                  -------------      -------------
Cash and due from banks                                       $  1,994,305       $  2,267,417
Interest-bearing deposits in other banks                                 -                  -
Federal funds sold                                               6,693,000          7,903,493
Investment Securities:
     Available-for-sale (AFS)                                    5,834,365          5,130,213
     Held-to-maturity (HTM)                                        909,341          1,763,891
Loans and lease financing, net of unearned
income of $15,408 and $12,560                                   36,379,588         36,962,213
          -------
     Less:  Allowance for loan/lease losses                       (740,234)          (747,374)
                                                             -------------      -------------
          Net loans and lease financing                         35,639,354         36,214,839
Real estate owned held for sale, net                             1,729,898          1,799,398
Premises and equipment, net                                        111,744            119,338
Other assets                                                       380,793            374,483
                                                             -------------      -------------
        Total assets                                          $ 53,292,800       $ 55,573,072
                                                             =============      =============

      Liabilities and Stockholders' Equity
      ------------------------------------
Deposits:
     Demand                                                   $ 11,376,727       $ 14,264,071
     Savings and NOW                                             4,725,842          3,051,446
     Money market                                                8,840,200          7,524,516
Time deposits:
    Under $100,000                                              16,617,317         18,048,129
    $100,000 and over                                            6,268,048          7,297,297
                                                             -------------      -------------
           Total deposits                                       47,828,134         50,185,459
                                                             -------------      -------------

Short-term borrowings                                                    -                  -
Other liabilities                                                  297,585            311,905
                                                             -------------      -------------
          Total liabilities                                     48,125,719         50,497,364
                                                             -------------      -------------

Stockholders' Equity:
     Preferred stock of no par value, authorized
     5,000,000 shares, no shares issued                                  -                  -
     Common Stock, par value $1; authorized 3,500,000 shares,
       issued 831,590 shares at 3/31/99 and at 12/31/98            831,590            831,590
     Capital in excess of par value                             14,681,567         14,681,567
     Retained earnings                                         (10,346,632)       (10,454,400)
     Unrealized holding gain (loss) - AFS securities                   556             16,951
                                                             -------------      -------------
          Total stockholders' equity                             5,167,081          5,075,708
                                                             -------------      -------------
        Total liabilities and stockholders' equity            $ 53,292,800       $ 55,573,072
                                                             =============      =============

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows
           (Unaudited)

                                                                     Three  Months Ended
                                                                 --------------------------------
                                                                 March 31, 1999    March 31, 1998
                                                                 --------------    --------------
Cash flows from operating activities:
Net Income                                                        $   107,768      $    (131,659)
Adjustment to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
  Depreciation & amortization                                          12,214             13,537
  Provision for loan/lease losses                                      12,079             59,000
  Provision for losses on real estate owned                                 -            187,666
  Amortization of investment security discount                          1,509             (1,530)
  Amortization of loan fees and discounts, net                         (1,998)           (29,843)
  Net (gain) loss on sale of other real estate owned                    2,964                  -
  (Increase) decrease in other assets                                  (6,312)           (16,073)
  Increase (decrease) in other liabilities                            (14,319)           (44,350)
                                                                 --------------    --------------
    Net cash provided by (used in) operating activities               113,905             36,748
                                                                 --------------    --------------

Cash flows from investing activities:
  Loans originated - non-bank subsidiaries                            (50,000)                 -
  Principal collected - non-bank subsidiaries                          23,169              1,849
  Loans and lease originations, net of collections                    567,353            778,817
  Loan fees and discounts deferred                                     24,882             13,935
  Purchases of securities available-for-sale                       (1,511,047)        (1,603,422)
  Purchases of securities held-to-maturity                                  -           (750,938)
  Investment made in other real estate owned                                -           (196,552)
  Proceeds received from maturity of securities available-for-sale    788,542            691,786
  Proceeds received from maturity of securities held to maturity      855,000                  -
  Proceeds from real estate owned                                      66,536                  -
  Purchases of premises and equipment                                  (4,620)           (22,942)
                                                                 --------------    --------------
    Net cash provided by (used in) investing activities               759,815         (1,087,467)
                                                                 --------------    --------------

Cash flow from financing activities:
  Net increase (decrease) in demand deposits, savings
      accounts, NOW accounts and money market accounts                102,736          4,267,018
  Certificates of deposit sold (matured), net                      (2,460,061)           882,441
  Net change in short-term borrowings                                       -             50,000
                                                                 --------------    --------------
    Net cash provided by (used in) financing activities            (2,357,325)         5,199,459
                                                                 --------------    --------------

Net increase (decrease) in cash and cash equivalents               (1,483,605)         4,148,740
Cash and cash equivalents at beginning of the year                 10,170,910          5,041,418
                                                                 --------------    --------------
Cash and cash equivalents at end of the quarter                   $ 8,687,305        $ 9,190,158
                                                                 ==============    ==============
Supplemental disclosures of cash flow information:
  Cash paid during the years for:
    Interest on deposits and other borrowings                     $   152,604       $    460,309
    Income taxes                                                       10,885              4,005

Non-Cash Items:
  Effect on stockholders' equity of an unrealized gain (loss)
    on debt and equity securities available-for-sale              $   (16,395)      $      7,658
  Increase in foreclosed properties and decrease in loans         $         -       $          -
   Accrued dividend on preferred stock - series A                 $         -       $     30,000

                   Notes to Consolidated Financial Statements
                   ------------------------------------------


Note 1 - The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared utilizing the interim basis of reporting and, as such, reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Note 2 - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per share (SFAS 128), which supersedes Accounting Principles Board Opinion No. 15. Under SFAS 128, earnings per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, if any, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. There dilutive effect for the three month period ended March 31, 1999 is shown within this report. The calculation for the three month period ended March 31, 1998 was anti-dilutive. Prior period amounts have been restated, where appropriate, to conform to the requirements of SFAS 128.

Note 4 - On January 1, 1998, United Financial Banking Companies, Inc. adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). Under SFAS 130, each company is required to present a 'Statement of Comprehensive Income'. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources such as foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities.

 ----------------------------------------------------
 UNITED FINANCIAL BANKING COMPANIES, INC.
 CONSOLIDATED AVERAGE BALANCES/NET INTEREST ANALYSIS/
 YIELDS AND RATES
 ----------------------------------------------------

                                                 For the Three Month Period Ended                           For the Year Ended
                                             March 31, 1999                    March 31, 1998               December 31, 1998
 ----------------------------------------------------------------------------------------------------------------------------------
                                      Average               Yield/     Average               Yield/    Average               Yield/
                                      Balance      Interest  Rate      Balance      Interest  Rate     Balance    Interest   Rate
 -----------------------------------------------------------------------------------------------------------------------------------
         ASSETS
 Earning assets:
  Loans/Leases:
  Commercial                       $24,073,891    $543,310  9.15%   $26,714,036    $639,282   9.71% $25,163,714   $2,462,453   9.79%
  Real estate construction           3,775,617      86,864  9.33%     2,334,383      54,353   9.44%   2,756,519      264,084   9.58%
  Real estate mortgage               6,963,211     137,668  8.02%     6,825,207     129,988   7.72%   6,950,303      527,037   7.58%
  Installment                        1,589,676      35,260  9.00%     1,750,134      40,939   9.49%   1,641,652      151,500   9.23%
  Leases                                     -           -     -        304,642           -      -      273,446            -      -
                                   -----------    --------          -----------    --------         -----------   ----------
    Total loans/leases              36,402,395     803,102  8.95%    37,928,402     864,562   9.24%  36,785,634    3,405,074   9.26%
                                   -----------    --------          -----------    --------         -----------   ----------

 Interest-bearing deposits                   -           -       -      100,000       1,436   5.82%      88,056        5,491   6.24%
 Federal funds sold                  6,039,474      71,743  4.82%     5,885,502      79,784   5.50%   6,229,522      339,393   5.45%
 Investment securities               6,851,191      99,655  5.90%     3,164,177      46,051   5.90%   5,264,914      305,462   5.80%
                                   -----------    --------          -----------    --------         -----------   ----------
    Total earning assets            49,293,060     974,500  8.02%    47,078,081     991,833   8.54%  48,368,126    4,055,420   8.38%
                                                  ========                         ========                       ==========

 Noninterest-earning assets
  Cash and due from banks            1,991,707                        2,005,259                       1,768,063
  Other assets                       2,198,575                        2,870,289                       2,682,471
  Allowance for loan losses/lease     (722,777)                        (746,749)                       (763,834)
                                   -----------                      -----------                     -----------
     Total assets                  $52,760,565                      $51,206,880                     $52,054,826
                                   ===========                      ===========                     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

 Interest-bearing liabilities:
 Interest-bearing deposits:
  Savings and NOW accounts           3,823,875      21,073  2.24%     2,345,836      13,640   2.36%   2,360,360       56,526   2.39%
  Money market accounts              8,386,297      63,650  3.08%     8,824,953      80,938   3.72%   8,817,006      317,462   3.60%
  Time:
   Under $100,000                   17,355,482     224,742  5.25%    19,873,943     270,265   5.52%  19,638,531    1,078,163   5.49%
   $100,000 and over                 6,883,052      88,250  5.20%     6,889,905      91,639   5.39%   6,636,143      360,829   5.44%
                                   -----------    --------          -----------    --------         -----------   ----------
     Total interest-bearing
       deposits                     36,448,706     397,715  4.43%    37,934,637     456,482   4.88%  37,452,040    1,812,980   4.84%
 Short-term borrowings                       -           -     -         16,667           -      -       40,972          808   1.97%
                                   -----------    --------          -----------    --------         -----------   ----------
    Total interest-bearing
      liabilities                   36,448,706     397,715  4.43%    37,951,304     456,482   4.88%  37,493,012    1,813,788   4.84%
                                                  ========                         ========                       ==========
 Non interest-bearing liabilities:
  Demand deposits                   10,931,431                        9,098,260                       9,843,027
  Other liabilities                    334,659                          325,346                         361,048
  Redeemable preferred stock                 -                        1,356,000                         453,667
  Stockholders' equity               5,045,769                        2,475,970                       3,904,072
                                   -----------                      -----------                     -----------
     Total liabilities and
       stockholders' equity        $52,760,565                      $51,206,880                     $52,054,826
                                   ===========                      ===========                     ===========
 Net interest income                              $576,785                         $535,351                       $2,241,632
                                                  ========                         ========                       ==========

 Net interest margin (1)                                    4.75%                             4.61%                            4.63%
                                                            =====                             =====                            =====
 Net interest spread (2)                                    3.59%                             3.67%                            3.54%
                                                            =====                             =====                            =====
 Fees included in loan income                     $ 27,486                         $ 29,843                       $  103,364
                                                  ========                         ========                       ==========
 Taxable equivalent adjustment                    $      -                         $      -                       $        -
                                                  ========                         ========                       ==========

     Average balances for the years presented are calculated on a monthly basis. Nonaccruing loans are included in the average loan balance.

 (1) Net interest income divided by total earning assets.
 (2) Average rate earned on total earning assets less average rate paid for interest-bearing liabilities.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward looking statements. This discussion contains forward looking statements, including statements of goals, intentions and expectations as to future trends, plans, or results of Company operations and policies and regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, statements by suppliers of data processing equipment and services, government agencies and of third parties, as to Year 2000 compliance, and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results may differ materially from those indicated herein.

A.   Results of Operations for the Three Months Ended March 31, 1999, as
     -------------------------------------------------------------------
     Compared to the Three Months Ended March 31, 1998
     -------------------------------------------------

General
-------
     The following discussion provides an overview of the financial condition and results of operations of United Financial Banking Companies, Inc. (UFBC) and its subsidiaries, The Business Bank and Business Venture Capital, Inc., which is presented on a consolidated basis. UFBC reported net income of $107,768 for the three-month period ended March 31, 1999. This compares with net loss of $131,659 for the same period of 1998. Earnings (loss) per share were $.13 for the first three months ended March 31, 1999, compared to ($.29) for the first three months of 1998.

     Earnings for the first three months of 1999 are primarily due to increased earning assets. During the past year, UFBC's primary subsidiary, The Business Bank (the Bank), continued to increase the Company's earning asset base. At March 31, 1999, average total earning assets increased $2,214,979 or 4.7% when compared to the first three months of March 31, 1998 (Consolidated Average Balances table). The increase has favorably contributed to the Company's operating earnings.

     In February, the Company signed a lease for a branch site at 1451 Chain Bridge Road (Route 123) in McLean, Virginia. The location is the former branch of a competitor bank that closed as a result of a bank merger. This opportunity gives the Bank a low cost entree into a proven market well known to management. The Bank has received all the necessary regulatory approvals and the branch is expected to open in June 1999.

Net Interest Income
-------------------
     For the three-month period ended March 31, 1999, net interest income increased $41,434 or 7.7% from $535,351 at the three-month period ended March 31, 1998 to $576,785 at three-month period ended March 31, 1999. The increase is primarily attributable to decreased interest expense as a result of the Bank's asset liability management. As shown in the Consolidated Average Balances table, average total interest-bearing deposits decreased $1,485,931 or 3.9% from $37,934,637 at March 31, 1998 to $36,448,706 at March 31, 1999. Rate sensitive deposits (customers without an established banking relationship) were allowed to runoff as they matured during the first quarter of 1999. Interest expense on deposits decreased $58,766 or 12.9% at March 31, 1999 when compared to the three month period ended March 31, 1998.

     For the same comparable three-month period, interest income earned on loans decreased $61,457 or 7.1% (Consolidated Statements of Income). The decreased volume of loans due to unexpected payoffs accounts for the decline. As shown in the Consolidated Average Balances table, the average total loan/lease volume decreased $1,526,007 or 4.0% from $37,934,637 at March 31, 1998 to $36,402,395 at March 31, 1999. The decreased loan volume caused a change in the investment mix, such as loans, securities or federal funds, chosen by management during the comparable periods. Interest earned on investment securities increased $53,602 or 116.4%. The investment mix and the increased volume of securities accounted for the rise. As shown in the Consolidated Average Balances table, average investment securities increased $3,687,014 or 116.5% from $3,164,177 at March 31, 1998 to $6,851,191 at March 31, 1999.

Provision for Loan/Lease Losses
-------------------------------
     Provision expense declined $46,921 or 79.5% from $59,000 at March 31, 1998 to $12,079 at March 31, 1999. During the first three months of 1999, the Bank funded its allowance for loan/lease losses by charging $22,200 against earnings compared to $59,000 charged against earnings during the first three months of 1998. During the first quarter of 1999, the parent company, UFBC, sold its only booked loan which resulted in a $19,529 charge to its allowance of $30,940. The remaining UFBC allowance of $11,411 was reversed as a credit to the Company's provision expense.

Noninterest Income
------------------
     Total noninterest income decreased $12,268 or 19.2% for the three month period ended March 31, 1999 compared to the same period of 1998. The decrease is primarily attributable to the recognition of $9,600 of deferred income as the result of a loan payoff during the first quarter of 1998.

Noninterest Expense
-------------------
     Total noninterest expense decreased $163,340 or 24.3% during the first three months of 1999 when compared to the same period of 1998. The decrease is explained by the real estate owned (REO) write-downs totaling $187,666, in connection with the disposition of REO, which occurred in the quarter ended March 31, 1998. REO holding expense declined $7,221 or 48.5% for the comparable periods and also contributed to the decrease in total noninterest expense. The liquidation of REO property during 1998, which eliminated the related holding costs, explains the decline.

     Legal expense declined $5,386 or 42.8% during the nine-month period ended March 31, 1998 when compared to the first three months of 1998. During the first three months of 1999, the Bank incurred general legal fees associated with collections in the normal course of business. In the opinion of management, there were no legal matters pending as of March 31, 1999 which would have a material adverse effect on the Company's financial statements.

     Other expense rose $15,118 or 22.9% during the three-month period ended March 31, 1999 when compared to the first three months of 1998. During the first three months of 1999, the Bank incurred approximately $12,000 of one-time fees associated with Year 2000 compliance and state tax assessments.

     Salaries and employee benefits increased $11,522 or 4.4% from $264,793 at March 31, 1998 to $276,315 at March 31, 1999. The rise is due to additional staffing.

Income Taxes
------------
     In 1993, the rate that UFBC accrued its tax benefit differed from the statutory tax rate based on the inability of UFBC to use its losses to reduce
deferred taxes or to record a tax benefit.   At the end of 1993, all of UFBC's
accrued tax benefits were eliminated due to UFBC's inability to demonstrate capacity for their future use. As a result, until such time that UFBC demonstrates a capacity for their future use, UFBC will not be able to accrue tax benefits. UFBC accrued no tax benefits for the three months ended March 31, 1999.



B. Financial Condition as of March 31, 1999
   ----------------------------------------

Assets
------
     Total assets decreased $2,280,272 or 4.1% during the first three months of 1999 when compared to the period ended December 31, 1998. The drop in assets is primarily attributable to the Bank's decreased volume of certificates of deposits which had been invested in loans, federal funds sold and investment securities. Federal funds sold and investment securities decreased $1,360,891 or 9.19% from $14,797,597 at December 31, 1998 to $13,436,706 at March 31, 1999.
Loans decreased $582,625 or 1.58% during the first quarter ended March 31, 1999 due to rate driven payoffs.

Allowance for Loan/Lease Losses
-------------------------------
     The allowance for loan/lease losses (allowance) represents an amount which management believes will be adequate to absorb potential losses inherent in the loan/lease portfolio. The provision for loan losses represents the charge to earnings during the year to fund the allowance to cover potential future losses. The amount charged to expense during the year is dependent upon management's and the Board of Directors' assessment of the adequacy of the allowance. Principal factors used in evaluation include prior loss experience, changes in the composition and volume of the portfolio, overall portfolio quality, the value of underlying collateral, reviews of portfolio quality by state and federal supervisory authorities, specific problem loans, and current and anticipated economic conditions that may affect a borrower's ability to repay.

     At March 31, 1999 and December 31, 1998, the allowance was $740,234 and $747,374, respectively, or 2.0% of total loans and leases. Nonperforming loans for the three-month period ended March 31, 1999 totaled $15,781, which resided in the subsidiary, Business Venture Capital, Inc. (BVCI). This compares to a balance of $60,378 at December 31, 1998, of which $15,781 resided in the BVCI and $44,597 in the parent. The consolidated allowance for loan/lease losses covers nonperforming loans 46.9 times at March 31, 1999, compared to a coverage of 12.4 times at year end 1998.

Liabilities
-----------
     Total deposits decreased $2,357,325 or 4.7% during the first three months of 1999 when compared to the year ended 1998. During the three months ended March 31, 1999, the deposit mix changed favorably in response to the rate environment and the Bank's liquidity and investment requirements. Rate sensitive certificates of deposits were repriced as they matured during the first quarter which resulted in runoff. Certificates of deposits declined $2,460,061 or 9.7% from $25,345,426 at December 31, 1998 to $22,885,365 at March
31, 1999.

Liquidity and Investment
------------------------
     UFBC's operational needs were significantly reduced by the cancellation of its debt to the FDIC in 1994, staff reduction and reduced professional fees. For the near future, management projects that proceeds received from the May 1998 Private Offering, earning assets, the liquidation of non-Bank REO and the sale of non-Bank assets will provide sufficient cash flow for UFBC's continuing operational needs.

     Consolidated average liquid assets were 28.2% of average total assets at March 31, 1999 compared to 27.1% for the same period ended March 31, 1998 and 31.4% at December 31, 1998 (Consolidated Average Balances table). The Company's liquidity needs exist primarily in the Bank subsidiary. To maintain adequate liquidity, the Bank purchases certain traditional assets such as government and other investment securities. The Bank's securities portfolio comprises U.S. Treasury securities, U.S. Government agency securities, state and municipal securities and equity securities. The Bank is strategically growing its securities portfolio to ensure safe levels of liquidity, to enhance the overall credit quality of its asset base, to generate increased interest income, to balance assets and liabilities and to hedge interest rate risk. The securities portfolio includes both instruments available-for-sale and held-to-maturity. Securities classified as available-for-sale may be sold in response to changes in market interest rates, changes in prepayment or extension risk, management of the federal tax position, liquidity needs and other asset/liability management issues. Securities classified as held-to-maturity are intended for investment purposes.

     At March 31, 1999, the Bank's investment portfolio consisted of the following:

                            Available-for-Sale   Held-to-Maturity
                            ------------------   ----------------
U.S. Treasury                               --            769,341
U.S. Government Agency               5,667,965                 --
State and Municipal                         --            140,000
Equity                                 166,400                 --

Capital Requirements
--------------------
     The Federal Reserve Board issued risk-based capital guidelines for bank holding companies. The guidelines initially defined a two-tier capital framework. Tier I Capital consists of common and qualifying preferred shareholders' equity less intangible assets. Tier II Capital consists of mandatory convertible, subordinated and other qualifying debt, preferred stock not qualifying as Tier I Capital and the reserve for loan losses up to 1.25 percent of risk-weighted assets. Under these guidelines, one of four risk weights is applied to the different on-balance sheet assets. Off-balance sheet items such as loan commitments are also applied a risk weight after conversion to balance sheet equivalent amounts. Tier I and Tier II Capital require a minimum ratio of 4.0% and 8.0%, respectively. The Federal Reserve issued another guideline, a minimum Leverage ratio, which measures the ratio of Tier I Capital to quarterly average assets less intangible assets. A Leverage ratio of 3.0% must be maintained for highly rated banks. Otherwise, the minimum leverage ratio, based upon the institution's overall financial condition, must be at least 100 to 200 basis points above the minimum. These guidelines were also adopted by the Federal Deposit Insurance Corporation and therefore applies to the Company's banking subsidiary. Additionally, the Federal Reserve Board requires bank holding companies to meet a minimum ratio of qualifying Total (combined Tier I and Tier II) capital to risk-weighted assets of 8.0%, at least half of which must be composed of core (Tier I) capital elements. The following table presents the Company and the Bank's capital position and related ratios as of March 31, 1999 and 1998.

                                                                                                            1999            1998
                                                                                                        -------------   ------------
Tier I Capital
         Company                                                                                         $ 5,166,525    $ 2,475,970
         The Business Bank                                                                                 4,992,367      3,756,696
Total qualifying capital
         Company                                                                                         $ 5,619,074    $ 3,684,816
         The Business Bank                                                                                 5,443,625      4,220,057
Risk-weighted assets
         Company                                                                                         $35,916,223    $36,975,956
         The Business Bank                                                                                36,100,618     36,807,924
Quarterly average assets
         Company                                                                                         $52,760,565    $51,206,880
         The Business Bank                                                                                52,657,301     51,200,042

                                                                                                                         Required
Risk-based capital ratios:                                                                    1999           1998         Minimum
                                                                                           ---------     -----------    -----------

  Tier I Capital (Tier I capital/risk-weighted assets)
         Company                                                                             14.38%          6.70%         4.00%
         The Business Bank                                                                   13.94%         10.21%         4.00%
Total Capital (Total capital/risk-weighted assets)
         Company                                                                             15.64%          9.97%         8.00%
         The Business Bank                                                                   15.20%         11.47%         8.00%
Leverage ratio (Tier I capital/adjusted average assets)
         Company                                                                              9.79%          4.84%         5.00%
         The Business Bank                                                                    9.48%          7.34%         5.00%

Earnings Per Share
------------------
     The following table is a reconciliation of earnings per common share as computed under SFAS 128. (See note 3).

                                                                                            Income         Shares        Per Share
                                                                                          (Numerator)   (Denominator)     Amount
                                                                                           ---------    ------------    -----------
Basic Earnings Per Share:

For the three months ended March 31, 1999
         Net Income                                                                        $ 107,768

            Income available to common stockholders                                        $ 107,768         831,590    $       .13
                                                                                           =========     ===========    ===========

For the three months ended March 31, 1998
         Net Income                                                                        $(131,659)
         Less: Preferred Stock Dividends                                                     (30,000)
                                                                                           ---------

            Income available to common stockholders                                        $(161,659)        561,640    $      (.29)
                                                                                           =========     ===========    ===========

Diluted Earnings Per Share:

For the three months ended March 31, 1999
         Net Income available to common stockholders                                       $ 107,768        831,590

         Add: Contracts to issue common stock
              Warrants - expire 12/31/99                                                                         267
              Warrants - expire 9/30/01                                                                          609
              Options - expire 12/31/05 - 6/30/08                                                                878
                                                                                                         -----------
              Weighted-average diluted shares outstanding                                                      1,754

         Diluted earnings  per common share:                                               $ 107,768         833,344    $       .13
                                                                                           =========     ===========    ===========

Year 2000
---------
       Assuring that computer systems and applications are Year 2000 (Y2K) compliant presents a complex managerial and technological challenge. Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. The Y2K issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips, and may have significant effects on the Company's customers and regulators. In recognition of the potential adverse effects of the Y2K issue, management of the Company created a Y2K project team and established a plan to prevent or mitigate potential adverse effects of Y2K issue on the Company, its vendors and its customers. The Y2K project team is headed by a senior management executive.

       The Company's Y2K Plan consists of three phases. Phase I required the Company to assess its Y2K compliance needs and to develop a plan to address those needs. The assessment included testing the Company's current hardware, software and material external vendors' compliance. Phase I also included assessing the impact Y2K compliance could have on our existing and future customers. The Company completed Phase I in December 1997. The Y2K project team concluded that the Company would need to replace and/or update most of its computer hardware and software. The Y2K project team also concluded that extensive testing would be required of the Bank's data processing company to determine Y2K compliance. The assessment of the impact of Y2K on existing customers was determined to be immaterial to the Company. A questionnaire and information guide was established to assess Year 2000 compliance of future customers. The costs of Phase I, including salary allocations, were approximately $50,000.

       Phase II requires all non-compliant hardware and software to be replaced by May 1999. Approximately one-half of the equipment and software had been replaced as of March 31, 1999. The new equipment and software must be re-tested for compliance by June 1999. The Company has included approximately $154,000 for Y2K compliance costs, including salary allocations, in its 1999 budget. Phase III requires monitoring and review of Year 2000 issues that may have been overlooked. Management does not anticipate material costs in Phase III.

       The Bank's primary supplier of data processing services also has adopted a Y2K plan and timetable which also consists of three phases. The vendor has completed Phase I and Phase II. Phase I problems have been corrected. Phase II included testing key dates such as 12/31/99, 1/1/2000 and 2/29/2000 on a live data base. The vendor is in the process of resolving discrepancies which were detected during the testing. Based on representations from its vendor, management anticipates that the vendor will complete its testing of Phase II Y2K compliance by June 1999. Also, based on information developed to date and representations from its data processing supplier, Phase II testing should resolve most Y2K issues and therefore prevent any material problems which would impact the Company's business, operations, liquidity, capital resources, or financial condition.

       In a worse case scenario, the vendors providing power to the Company would fail and the vendors providing data processing services for the Bank would fail. The Company has adopted and continues to enhance a contingency plan which would include limited back-up power and manual systems and processing to service customers. The Bank maintains a paper copy of most Bank documents. Hard copies of customer records will be printed prior to 1/1/2000 to provide current information. In order to plan for an unusually high cash demand, the Bank has strategically purchased financial instruments and is developing a cash on hand plan for customer withdrawals to ensure adequate liquidity. Management views Y2K as an issue which requires on-going assessment. Management will make assessments, modifications, and corrections to help ensure Y2K compliance.

                          PART II.  OTHER INFORMATION


ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K


(6)    None.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              UNITED FINANCIAL BANKING COMPANIES, INC.


                              By:   /s/ HAROLD C. RAUNER
                                    --------------------------------------------
                                    Harold C. Rauner
                                    President and CEO

                                    /s/ LISA M. PORTER
                                    --------------------------------------------
                                    Lisa M. Porter
                                    Chief Financial Officer

Date:    May 7 1999
      ----------------

===============================================================

                     TABLE OF CONTENTS
                                                     Page
Summary..................................................
Risk Factors.............................................
      No Active Public Market for the Common Stock.......
      History of Operating Losses........................
      Substantial Ownership Concentration................
      Possible Limitation of Tax Benefits................
      Dilution...........................................
      Discretion of Management in Allocating Proceeds....
      Delay in Closing and Loss of Use of Funds..........
      Credit Risk........................................
      Local Economic Conditions..........................
      Loan Portfolio Concentration.......................
      Interest Rate Risk.................................
      Provisions that Could Discourage Acquisition
       of the Company....................................
      Dividend Restrictions..............................
      Competition........................................
      Year 2000 Risk.....................................
      Regulatory Risk....................................
Recent Developments......................................
Caution About Forward Looking Statements.................
Selected Consolidated Financial Data.....................
The Offering.............................................
Use of Proceeds..........................................
Capitalization...........................................
Market For Common Stock and Dividends....................
United Financial Banking Companies, Inc..................
Description of Capital Stock.............................
Legal Matters............................................
Experts..................................................
Additional Information About UFBC and Documents
     Included With This Prospectus.......................

                       ----------------

UFBC has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this prospectus or in its documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it. The delivery of this prospectus and/or the sale of shares of common stock do not mean that there have not been any changes in UFBC's condition since the date of this prospectus. If you are in a jurisdiction where it is unlawful to offer to sell, or to ask for offers to buy, the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this prospectus does not extend to you. This prospectus speaks only as of its date except where it indicates that another date applies. Documents that are incorporated by reference in this prospectus speak only as of their date, except where they specify that other dates apply.





                      170,000 Shares



         United Financial Banking Companies, Inc.




                       Common Stock



                        Prospectus
                     ___________, 1999
                    ___________________








================================================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses payable by the Company in connection with the Offering described in this Registration Statement (other than underwriting discounts and commissions) are as follows:

             Registration Fee...........................................................$468
             *Blue Sky Filing Fees and Expenses (Including counsel fees)...............2,500
             *Legal Fees..............................................................25,000
             *Printing, Engraving and Edgar...........................................13,000
             *Accounting Fees and Expenses.............................................5,000
             *Other Expenses...........................................................3,232

                               Total.................................................$49,200
                                                                                     =======

             --------
             *        Estimated

Item 15.  Indemnification of Directors and Officers

UFBC's Bylaws provide that the Company shall, to the full extent required or permitted by the Virginia Stock Corporation Act or other applicable law, indemnify an officer or director of the company who is or was a party to any proceeding by reason of the fact of service as an officer or director, or service at UFBC's request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

         The Virginia Stock Corporation Act provides in relevant part as follows:

ss. 13.1-696
Definitions
In this article:
"Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction. "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director. "Expenses" includes counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding. "Official capacity" means, (i) when used with respect to a director, the office of director in a corporation; or (ii) when used with respect to an individual other than a director, as contemplated in ss.13.1-702, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise. "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding. "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

ss. 13.1-697
Authority to indemnify
A. Except as provided in subsection D of this section, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

1. He conducted himself in good faith; and

2. He believed:
a. In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and
b. In all other cases, that his conduct was at least not opposed to its best interests; and

3. In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. B. A director's conduct with respect to an employee benefit plan for a purpose he believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subdivision 2 b of subsection A of this section.

C. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

D. A corporation may not indemnify a director under this section:

1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

2. In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

ss. 13.1-698
Mandatory indemnification
Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

ss. 13.1-699
Advance for expenses
A. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

1. The director furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct described in ss. 13.1-697;

2. The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

3. A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

B. The undertaking required by subdivision 2 of subsection A of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

C. Determinations and authorizations of payments under this section shall be made in the manner specified in ss.13.1-701.

ss. 13.1-700.1
Court orders for advances, reimbursement or indemnification

A. An individual who is made a party to a proceeding because he is or was a director of a corporation may apply to a court for an order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. Such application may be made to the court conducting the proceeding or to another court of competent jurisdiction.

B. The court shall order the corporation to make advances and/or reimbursement for expenses or to provide indemnification if it determines that the director is entitled to such advances, reimbursement or indemnification and shall also order the corporation to pay the director's reasonable expenses incurred to obtain the order.

C. With respect to a proceeding by or in the right of the corporation, the court may (i) order indemnification of the director to the extent of his reasonable expenses if it determines that, considering all the relevant circumstances, the director is entitled to indemnification even though he was adjudged liable to the corporation and (ii) also order the corporation to pay the director's reasonable expenses incurred to obtain the order of indemnification.

D. Neither (i) the failure of the corporation, including its board of directors, its independent legal counsel and its shareholders, to have made an independent determination prior to the commencement of any action permitted by this section that the applying director is entitled to receive advances and/or reimbursement nor (ii) the determination by the corporation, including its board of directors, its independent legal counsel and its shareholders, that the applying director is not entitled to receive advances and/or reimbursement or indemnification shall create a presumption to that effect or otherwise of itself be a defense to that director's application for advances for expenses, reimbursement or indemnification.

ss. 13.1-701
Determination and authorization of indemnification

A. A corporation may not indemnify a director under ss.13.1-697 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in ss.13.1-697.

B. The determination shall be made:

1. By the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

2. If a quorum cannot be obtained under subdivision 1 of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

3. By special legal counsel:

a. Selected by the board of directors or its committee in the manner prescribed in subdivisions 1 and 2 of this subsection;

b. If a quorum of the board of directors cannot be obtained under subdivision 1 of this subsection and a committee cannot be designated under subdivision 2 of this subsection, selected by majority vote of the full board of directors, in which selection directors who are parties may participate; or 4. By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

C. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subdivision 3 of subsection B of this section to select counsel.

ss. 13.1-702
Indemnification of officers, employees and agents

Unless limited by a corporation's articles of incorporation, 1. An officer of the corporation is entitled to mandatory indemnification under ss.13.1-698 and is entitled to apply for court-ordered indemnification under ss.13.1-700.1, in each case to the same extent as a director; and

2. The corporation may indemnify and advance expenses under this article to an officer, employee, or agent of the corporation to the same extent as to a director.

ss. 13.1-703
Insurance
A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under ss.13.1-697 or ss.13.1-698.

ss. 13.1-704
Application of article
A. Unless the articles of incorporation or bylaws expressly provide otherwise, any authorization of indemnification in the articles of incorporation or bylaws shall not be deemed to prevent the corporation from providing the indemnity permitted or mandated by this article.

B. Any corporation shall have power to make any further indemnity, including indemnity with respect to a proceeding by or in the right of the corporation, and to make additional provision for advances and reimbursement of expenses, to any director, officer, employee or agent that may be authorized by the articles of incorporation or any bylaw made by the shareholders or any resolution adopted, before or after the event, by the shareholders, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law. Unless the articles of incorporation, or any such bylaw or resolution expressly provide otherwise, any determination as to the right to any further indemnity shall be made in accordance with ss.13.1-701 B. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.

C. No right provided to any person pursuant to this section may be reduced or eliminated by any amendment of the articles of incorporation or bylaws with respect to any act or omission occurring before such amendment.

Item 16. Exhibits and Financial Statement Schedules.

         The exhibits filed as part of this registration statement are as follows:

         (a)      List of Exhibits

         Number            Description
         ------            -----------

         5     Form of Opinion of Kennedy, Baris & Lundy, L.L.P.

         11    Statement Regarding Computation of Earnings Per Share

         23.1  Consent of D.R. Maxfield & Company, Independent Auditors

         23.2  Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit 5)

----------------------------

Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia, on July 10, 1999.

                             UNITED FINANCIAL BANKING COMPANIES, INC.

                             By:  /s/ Harold C. Rauner
                                  -------------------------------
                                  Harold C. Rauner
                                  President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


       Signatures                                   Title                                  Date

/s/ Manuel V. Fernandez                        Vice Chairman of the Board              July 8, 1999
--------------------------------------
Manuel V. Fernandez                            of Directors




 /s/ William J. McCormick, Jr.                 Director                                July 1, 1999
--------------------------------------
William J. McCormick, Jr.



 /s/ Dennis I. Meyer                           Director                                July 8, 1999
--------------------------------------
Dennis I. Meyer



 /s/ Edward H. Pechan                          Director                                July 8, 1999
--------------------------------------
Edward H. Pechan



 /s/ Harold C. Rauner                          President, Chief Executive Officer      July 10, 1999
--------------------------------------         and Director (Principal Executive
Harold C. Rauner                               Officer)




 /s/ Sharon A. Stakes                          Executive Vice President and Director   July 8, 1999
--------------------------------------
Sharon A. Stakes


/s/ Jeffery T. Valcourt                        Chairman of the Board of Directors      July 8, 1999
--------------------------------------
Jeffery T. Valcourt



 /s/ Lisa M. Porter                            Chief Financial Officer (Principal      July 8, 1999
--------------------------------------
Lisa M. Porter                                 Accounting and Financial
                                               Officer)